19 June 2008

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549
U.S.A.

SEC Mail Processing
Section

JUN 24 2008

Washington, DC
110

Attention: SEC Filing Desk

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- ASIC Change to company details x 2
- Trading halt Request
- Media Release – St.George and Westpac agree key merger terms
- Presentation to Investors
- Letter to shareholders – DRP
- Letter to shareholders – Postponement of Meeting
- News Releases – Executive Appointment
- Letter to shareholders – Proposed merger
- Consolidated Interim Financial Report
- Media Release – MIA
- Declaration of dividend x 4
- Appendix 3B x 3
- Euro Note Disclosure
- News Release – 100% of term funding completed

SUPPL

PROCESSED

JUN 27 2008

THOMSON REUTERS

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

08003434

6/26

Australian Securities & Investments Commission

SEC Mail Processing Section

JUN 24 2008

Washington, DC
110

OFFICE USE ONLY: 1F

Form 484

Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or proprietary company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
ST.GEORGE BANK LIMITED

ACN/ABN *
92 055 513 070

Corporate key *
98277660

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
ST.GEORGE BANK LIMITED

Contact name/position description
ELEANOR HUTTON

ASIC registered agent number (if applicable)
14475

Telephone number
0292362832

Postal or DX address
LEVEL 8, 182 GEORGE STREET
SYDNEY NSW 2000

Total number of pages including this cover sheet
3

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
MICHAEL HAROLD SEE BOWAN

Capacity *
☐ Director
☑ Company secretary

This form must be **SIGNED** and **DATED** by a current officeholder after it is **PRINTED**

Signature
[signature]

Date signed
4/6/08 (dd/mm/yyyy)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 1300 300 630
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or proprietary company members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☑ **Issue of shares** ☐ Proprietary company ☑ Public company ☐ if in response to the Annual company statement ☑ if not in response to the Annual company statement	Not required	✔	Not required	Not required

- C ☐ **Cancellation of shares**
- C ☐ **Transfer of shares**
- C ☐ **Changes to amounts paid**
- C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 **Issue of shares**

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	536	NIL	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred *

29/05/2008 (dd/mm/yyyy)

If shares were issued for other than cash, were some or all shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☑ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

ASIC registered agent number	1HH75
lodging party or agent name	ST. GEORGE BANK LIMITED
office, level, building name or PO Box no.	
street number & name	
suburb/city	state/territory postcode
telephone	( )
facsimile	( )
DX number	suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. ☐ REQ-A ☐
CASH ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name	ST. GEORGE BANK LIMITED
A.C.N.	92 055 513 010

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	536	20/5/08

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ ***The issue was made under a contract not reduced to writing.***

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution and/or replaceable rules

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.** or ☐ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☒ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details: SHARES ISSUED TO ST.GEORGE BANK STAFF UNDER THE TERMS OF THE EXECUTIVE PERFORMANCE SHARE PLAN APPROVED BY SHAREHOLDERS AT THE ST.GEORGE BANK LIMITED ANNUAL GENERAL MEETING HELD ON 3 FEBRUARY 1998.

Signature

I certify that the information in this form is true and complete.

print name MICHAEL HAROLD SEE BOWAN capacity SECRETARY

sign here [signature]

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Australian Securities &
Investments Commission

Mail Processing
Section

JUN 24 2008

Washington, DC
110

OFFICE USE ONLY: 1F

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or proprietary company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
ST.GEORGE BANK LIMITED

ACN/ABN *
92 055 513 070

Corporate key *
98277660

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
ST.GEORGE BANK LIMITED

Contact name/position description
ELEANOR HUTTON

ASIC registered agent number (if applicable)
14475

Telephone number
0292362832

Postal or DX address
LEVEL 8, 182 GEORGE STREET
SYDNEY NSW 2000

Total number of pages including this cover sheet
3

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
MICHAEL HAROLD SEE BOWAN

Capacity *
☐ Director
☑ Company secretary

This form must be **SIGNED** and **DATED** by a current officeholder after it is **PRINTED**

Signature

Date signed
(dd/mm/yyyy)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 1300 300 630
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or proprietary company members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☑ **Issue of shares** ☐ Proprietary company ☑ Public company ☐ if in response to the Annual company statement ☑ if not in response to the Annual company statement	Not required	✔	Not required	Not required

C ☐ **Cancellation of shares**

C ☐ **Transfer of shares**

C ☐ **Changes to amounts paid**

C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	3826	NIL	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred *

05/06/2008 (dd/mm/yyyy)

If shares were issued for other than cash, were some or all shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☑ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	3826	NIL	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred *

05/06/2008 (dd/mm/yyyy)

If shares were issued for other than cash, were some or all shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☑ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

ASIC registered agent number 1HH75
lodging party or agent name ST. GEORGE BANK LIMITED
office, level, building name or PO Box no.
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. ☐ REQ-A ☐
CASH ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name ST. GEORGE BANK LIMITED
A.C.N. 92 055 513 010

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	2950	5/6/08
ORD	876	16/6/08

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution
and/or replaceable rules

☐ The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.

or

☐ The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property.

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☒ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details: SHARES ISSUED TO ST GEORGE BANK STAFF UNDER THE TERMS OF THE EXECUTIVE PERFORMANCE SHARE PLAN APPROVED BY SHAREHOLDERS AT THE ST GEORGE BANK LIMITED ANNUAL GENERAL MEETING HELD ON 3 FEBRUARY 1998.

Signature

I certify that the information in this form is true and complete.

print name MICHAEL BOWAN

capacity SECRETARY

sign here [signature]

19/6/08

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

st.george

SEC Mail Processing
Section

JUN 2 4 2008

Washington, DC
110

To: **The Manager**
Australian Securities Exchange
20 Bridge Street
Sydney NSW 2000

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Trading Halt Request**
Date Sent:	12 May 2008

- **St.George Bank Limited (ASX: SGB)**
- **SAINTS (ASX: SGBPA)**
- **Step-up Preference Shares (ASX: SGBPC)**
- **Converting Preference Shares (ASX: SGBPD)**
- **Converting Preference Shares II (ASX: SGBPE)**
- **Fixed Rate Transferable Deposits due 8 April 2011 (ASX: SGBHA)**
- **Floating Rate Transferable Deposits due 8 April 2011 (ASX: SGBHB)**
- **Fixed Rate Transferable Deposits due 28 November 2011 (ASX: SGBHC)**
- **Floating Rate Transferable Deposits due 28 November 2011 (ASX: SGBHD)**
- **Floating Rate Transferable Deposits due August 2009 (ASX: SGBHE)**
- **Floating Rate Transferable Deposits due March 2009 (ASX: SGBHF)**

St.George Bank Limited (**St.George**) requests a trading halt for 24 hours with respect to SGB, SGBPA, SGBPC, SGBPD, SGBPE, SGBHA, SGBHB, SGBHC, SGBHD, SGBHE and SGBHF to permit confidential merger discussions to occur between St.George and Westpac Banking Corporation (**Westpac**), following an approach to St.George by Westpac after close of trading on 9 May 2008.

St.George requests that the trading halt remain in place until St.George is in a position to make a further announcement to the market. St.George expects that a further announcement will be made prior to the commencement of trading on Tuesday 13 May 2008.

St.George confirms that it is not aware of any reason why the trading halt should not be granted.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Westpac St.George

Media Release

SEC Mail Processing
Section

JUN 24 2008

Washington, DC
110

13 May 2008

St.George and Westpac agree key merger terms

- Would create Australia's leading financial services company for customers, shareholders and employees
- All Westpac and St.George brands, including BankSA, Asgard and branch/ATM networks would be retained
- All share merger to be implemented by way of a St.George scheme of arrangement
- St.George shareholders to receive a premium of 28.5% based on the closing prices of shares in both companies on 9 May 2008[1][2] and 24.1% based on the 1 month VWAP of shares in both companies[3]
- St.George Board to recommend the merger to shareholders, subject to an independent expert confirming the transaction is in the best interests of St.George shareholders and no superior proposal being made
- AA credit-rated financial institution, with strong capital and broad based funding
- Generates value by creating a significantly stronger platform for growth in Australia and New Zealand

St.George Bank Limited (St.George) and Westpac Banking Corporation (Westpac) today announced a proposed merger of the two companies to create Australia's leading financial services company.

St.George and Westpac are both successful businesses, with iconic brands and complementary cultures.

Under the proposed merger, St.George's operating model would be preserved. This approach, combined with attractive merger terms, is expected to maximise value for customers, shareholders and employees over both the short and longer term.

Together, Westpac and St.George would have a strong AA credit-rating, a larger balance sheet and greater access to funding. This would position the combined business to withstand challenging funding markets and take advantage of opportunities created by the dislocation in capital markets.

The two organisations signed an agreement today which provides for a two week exclusivity period, during which the parties will:

- undertake reciprocal due diligence;

---

1 Based on the closing price of Westpac ordinary shares as at 9 May 2008, adjusted to remove the value of Westpac's 2008 interim dividend of $0.70 per ordinary share (which Westpac shareholders separately retain)
2 Excluding the value of St.George's 2008 interim dividend of $0.88 per ordinary share (which St.George shareholders separately retain)
3 Based on the VWAP of both Westpac and St.George ordinary shares over the one month period to 9 May 2008, adjusted to remove the value of their respective interim dividends (which shareholders separately retain)

- negotiate the detailed terms of a Merger Implementation Agreement which will reflect the key commercial terms which have been agreed

Details of the exclusivity arrangements, which are subject to normal fiduciary exceptions are set out in the attachment.

Merger terms

The St.George Board has indicated that it will recommend to its shareholders that they accept 1.31 Westpac shares for each St.George share held on the record date subject to no superior proposal emerging and the independent expert's opinion that the merger is in the best interest of St.George shareholders. St.George shareholders will be entitled to receive the St.George interim dividend of $0.88 per share payable on 2 July 2008 but will not receive the Westpac interim dividend of $0.70 per share payable on 2 July 2008, which Westpac shareholders will receive. St.George shareholders will also receive a final dividend.

The proposed merger values St.George ordinary shares at $18.6 billion or $33.10 per share based on the last closing price of the ordinary shares of Westpac and St.George. Excluding the value of Westpac and St.George's recently announced interim dividends, this represents:

- a premium of 28.5% to the closing price of St.George shares on 9 May 2008[4][5];
- a premium of 24.1% to the 1 month VWAP of St.George shares[6] based on the 1 month VWAP of Westpac shares; and
- a premium of 23.7% to the 3 month VWAP of St.George shares[6] based on the 3 month VWAP of Westpac shares.

St.George shareholders will own 28.1% of the combined entity and will share in the expected benefits of combining the two organisations. Three St.George Directors will join the Westpac Board, including the St.George Chairman, John Curtis, who will become the Deputy Chairman of the merged group.

The merger is expected to be cash earnings per share accretive for St.George shareholders from the first full year of the merger. The merger is expected to be cash earnings per share accretive for Westpac shareholders within three years of the merger.

Full CGT rollover relief is expected to be available for St.George shareholders in respect of the Westpac shares they would receive under the proposal.

The merger will be subject to various conditions including regulatory approvals (including the Federal Treasurer, APRA and ACCC), approval by St.George shareholders to change St.George's constitution to allow Westpac to acquire more than 10% of St.George's shares and to implement the merger, and other customary terms such as no material adverse change in either bank.

Rationale for the merger

The proposed combination of Westpac and St.George is a compelling proposition for stakeholders:

---

4 Based on the last closing price of Westpac ordinary shares as at 9 May 2008, adjusted to remove the value of Westpac's 2008 interim dividend of $0.70 per ordinary share (which Westpac shareholders separately retain)

5 Excluding the value of St.George's 2008 interim dividend of $0.88 per ordinary share (which St.George shareholders separately retain)

6 Based on trading data for both the Westpac and St.George shares for the specified periods up to and including the last trade on 9 May 2008. Prices are adjusted to remove the aforementioned interim dividends. Source: IRESS.

- All Westpac and St.George brands, including BankSA, Asgard and branch/ATM networks would be retained. The intention is that there will be no net reduction in branch or ATM numbers. A corporate presence will also be retained in Kogarah. The focus will be on investing more in front-line services.
- The combined 10 million customers would benefit from an enhanced offering in terms of product range, expanded distribution and financial strength, and preserving their relationships with existing employees, products, customer touch points and branding.
- Shareholders would own the premier AA rated financial institution in Australia, with leading market positions across key lines of business, and share in the benefits of substantial revenue synergies going forward.

The combined business would be a market leader in Australia. Specifically, it would be:

- Australia's leading provider of home lending, with a market share of 25%
- Australia's largest wealth platform provider with funds under administration of $108 billion
- Australia's largest bank by market capitalisation at approximately $66 billion on a pro forma basis.

Westpac Chairman, Ted Evans, said St.George shareholders would receive an attractive premium and that both St.George and Westpac shareholders would benefit from the growth opportunities provided by the merger.

"St.George and Westpac are two highly successful banks, but we believe that the merged group would be stronger by harnessing the strength of each, while maintaining their unique identities and market positions.

"The merger continues Westpac's focus on Australia and New Zealand and would help Westpac achieve its strategic priorities sooner – building greater strength in distribution and transforming our operations through the integration process.

"We have also continued Westpac's disciplined approach to transactions. The proposal we have put to the St.George Board would create a more valuable organisation for Westpac shareholders on day one and be cash EPS accretive by year three," Mr Evans said.

St.George Chairman, John Curtis, said: "The Board believes the partnership will create significant value for St.George shareholders by allowing the bank to benefit from a stronger financial base of a much larger group while preserving its unique relationship with its customers across Australia. In addition, St.George will bring a number of benefits to this partnership."

Westpac CEO, Gail Kelly said that Westpac believes this is a unique opportunity to bring these businesses together in a way that enhances the strength of each organisation and provides opportunities for growth.

"It would create Australia's leading financial institution with regard to meeting customer needs, distribution, strong brands, scale, financial strength and the best products," Mrs Kelly said.

"For customers it would make it more convenient to access customer touch points, including the largest distribution network with over 1,200 branches and in-stores as well as more than 2,700 ATMs.

"It would also provide greater diversity and choice of products from both organisations. This would ensure that the best of each bank's product and service

capabilities can be extended across customer segments, driving significant revenue growth."

Mrs Kelly said the combined strength would enable the group to more effectively compete while sharing investment across a broader customer base.

"The increased scale and integration of operations would drive further investment in our back office processes ensuring more reliable, consistent and improved customer service," she added.

St.George CEO, Paul Fegan, said this is an exciting opportunity to grow the St.George brand and provide greater access for its customers.

" The Group's financial position, as evidenced recently, has been strengthened while delivering a record profit. This is underpinned by leading customer advocacy and cost efficiencies. St.George is a well loved brand which has deep roots into the communities in which it operates. Under the merger this community commitment would continue, and the ability of our customers to access our leading products and service is expected to be enhanced," Mr Fegan said.

Both companies have leading reputations around employee policies and benefits. St.George and Westpac are both leaders in their community programs and it is expected that these programs would be maintained and enhanced through the merger.

Next steps

A merger implementation agreement is currently being negotiated. After that agreement is signed St.George shareholders will receive an explanatory memorandum (including an independent expert's report) and vote on the merger.

Further details on an anticipated transaction timetable will be provided in due course.

Westpac has engaged Caliburn Partnership as financial adviser and Gilbert + Tobin as legal adviser. St.George is being advised by UBS as financial adviser and Allens Arthur Robinson as legal adviser.

Westpac shareholders with any enquiries should contact the shareholder information line on 1800 609 723 or from outside Australia + 61 2 8280 7712. St.George shareholders should call the share registry on 1800 804 457 or +61 3 9415 4000 with any questions.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 8253 3510
Mb: 0419 683 411

Jane Counsel
Media Relations
Westpac Banking Corporation
Ph: 02 8253 3443
Mb: 0416 275 273

Jeremy Griffith
Media Relations
St.George Bank
Ph: 02 9236 1328
Mb: 0411 259 432

Lara Daniels
Media Relations
St.George Bank
Ph: 02 9236 1508
Mb: 0419 226 449

Attachment – Exclusivity Arrangements in Process Agreement

1. Exclusivity

1.1 No-shop restriction

(a) During the term of this Agreement, St.George must ensure that neither it nor any of its Representatives directly or indirectly solicits, invites, facilitates, encourages or initiates any enquiries, negotiations or discussions, or communicates any intention to do any of these things, with a view to obtaining any expression of interest, offer or proposal from any person in relation to a Competing Transaction.

(b) Nothing in paragraph (a) prevents St.George from continuing to make normal presentations to, and to respond to, enquiries from, brokers, portfolio investors and analysts in the ordinary course in relation to the Scheme or its business generally.

1.2 No-talk restriction

Subject always to clause 1.5, during the term of this Agreement, St.George must ensure that neither it nor any of its Representatives negotiates or enters into, continues or participates in negotiations or discussions with any other person regarding a Competing Transaction, even if:

(a) that person's Competing Transaction was not directly or indirectly solicited, initiated, or encouraged by St.George or any of its Representatives; or

(b) that person has publicly announced their Competing Transaction.

1.3 No due diligence

Without limiting the general nature of clause 1.2 but subject always to clause 1.5, during the term of this Agreement, St.George must not:

(a) solicit, invite, facilitate or encourage any party (other than Westpac or its Representatives) to undertake a due diligence investigation on St.George or any of its related bodies corporate; or

(b) make available to any person (other than Westpac or its Representatives) or permit any such person to receive any non-public information relating to St.George or any of its related bodies corporate.

This clause 1.3 does not prevent St.George providing information to the ASX or St.George's auditors and advisers acting in that capacity in the ordinary course of business or to otherwise effect the negotiation and entry into the Merger Implementation Agreement.

1.4 Notification

Subject always to clause 1.5, during the term of this Agreement, St.George must immediately inform Westpac if St.George is approached by any person to engage in any activity that would breach its obligations in clauses 1.1, 1.2 or 1.3 (or would breach its obligations in clauses 1.1, 1.2 or 1.3 if it were not for clause 1.5) and as soon as reasonably practicable provide in writing to Westpac:

(a) the identity of that person; and

(b) details of the expression of interest and/or proposal or proposed Competing Transaction made by the person making the approach.

1.5 Exceptions

The restrictions in clauses 1.2 and 1.3 and the notification obligations in clause 1.4 do not apply to the extent that they restrict St.George or the St.George Board from taking or refusing to take any action with respect to a bona fide Competing Transaction (which was not encouraged, solicited, invited, facilitated or initiated by St.George or the St.George Board in contravention of clause 1.1), or to the extent that they require St.George to provide the notification referred to in clause 1.4, provided that the St.George Board has determined, in good faith and acting reasonably, after having obtained written advice from its legal and, if appropriate, its financial advisers, that:

(a) the Competing Transaction is a superior proposal to the Scheme, or would be a superior proposal to the Scheme if it is proposed; and

(b) failing to respond to such bona fide Competing Transaction or providing the notification referred to in clause 1.4 (as applicable) would be likely to constitute a breach of the St.George Directors' fiduciary or statutory obligations.

2. Definitions

Competing Transaction means a transaction, which if completed, would mean a person (other than Westpac or a related body corporate of Westpac) would:

(a) directly or indirectly, acquire an interest, a relevant interest in or become the holder of:

(i) more than 50% of the St.George Shares or more than 50% of the shares in any of St.George's material subsidiaries; or

(ii) the whole or a material part of the business or property of St.George or any of its subsidiaries;

(b) acquire control of St.George, within the meaning of section 50AA of the Corporations Act; or

(c) otherwise acquire or merge (including by way of a reverse takeover bid or dual listed companies structure) with St.George.

For the purposes of paragraph (a)(i) above, a subsidiary of St.George will be a material subsidiary if:

(1) the business or property of the subsidiary contributes 50% or more of the consolidated net profit after tax of St.George; or

(2) the business or property of the subsidiary represents 50% or more of the total consolidated assets of St.George.

For the purposes of paragraph (a)(ii) above, the acquisition of an interest in the business or property of St.George or any of its subsidiaries will be material if:

(1) the relevant business or property contributes 50% or more of the consolidated net profit after tax of St.George; or

(2) the business or property represents 50% or more of the total consolidated assets of St.George.

Representative means, in relation to a party:

(a) a related body corporate (as defined in the Corporations Act) of the party;

(b) a director, officer or employee of the party or any of the party's Related Bodies Corporate; or

(c) an adviser to the party or any of the party's Related Bodies Corporate, where an "adviser" means, in relation to an entity, a financier, financial adviser, corporate adviser, legal adviser, or technical or other expert adviser or consultant who provides advisory services in a professional capacity to the market in general and who has been engaged by that entity.

Section

JUN 2 4 2008

Washington, DC
110

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	8
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Announcement of proposed St.George and Westpac merger**
Date Sent:	13 May 2008

I attach the agenda for a conference call to investors by the St.George Bank Chairman, Mr John Curtis, at 12.00 noon today.

Yours sincerely

Michael Bowan
General Counsel and Secretary



Announcement of proposed St.George and Westpac merger

st.george

13 May 2008

2

Agenda

- Introduction — John Curtis, Chairman
- Summary of proposal — Paul Fegan, Managing Director and CEO
- Q&A

st.george

Introduction

John Curtis Chairman

Introduction

- St.George Board has indicated their intention to recommend the Westpac merger proposal, subject to no superior proposal emerging and confirmation by an Independent Expert that the merger is in the best interests of St.George shareholders
- Merger creates Australia's leading financial services company
- Commitment to preserving St.George's operating model to maximise the value of the merged group
  - Preserve existing distribution and customer relationships
  - St.George brands retained and strengthened
  - Maintaining St.George's customer focus and delivery standards
- A strong entity with a solid capital position and broad based funding base
- St.George Board undertaking process to put proposal to St.George shareholders

St.George Board and management recommend merger proposal

5

Key considerations for the Board's recommendation

- In an all-scrip deal, as opposed to a pure cash deal, our Board felt strongly that it had to take into account a number of important factors, including
  - Price
  - How the two prospective partners will be able to fit together and the operating model that will apply to the combined entity
  - What additional value you can create for your shareholders in the new entity
- There is no agreed formula for weighting each of these elements, but in an all-scrip deal where an overwhelming majority of our shareholders will have shares in the merged entity, the second of these items has obviously a much higher relevance than in an all-cash deal

6

Summary of the proposal

Paul Fegan Managing Director and CEO

Summary of the proposal

- Proposal to merge St.George and Westpac via a St.George scheme of arrangement
- Proposal involves a number of critical elements
  - St.George shareholders to receive 1.31 Westpac shares for each St.George ordinary share
  - Operating model that would apply and a comprehensive recognition of the absolute need to maintain the unique St.George brand and culture
  - Recognition that a merger would be a partnership, with St.George providing great value to the combined group
- Values St.George's ordinary shares at $18.6 billion or $33.10 per ordinary share (excluding the declared interim dividend)

Summary of the proposal

- St.George shareholders retain entitlement to declared interim dividend of $0.88 per share and to a St.George final dividend consistent with what St.George would otherwise expect to pay
- Subject to key conditions
  - Regulatory approvals (including Federal Treasurer, APRA and ACCC)
  - Satisfactory completion of due diligence and documentation
  - St.George shareholder approval
- Expect to obtain capital gains tax roll-over relief for St.George ordinary shareholders

9

Proposed operating model

- Merger preserves St.George's culture and strong community focus
  - No net reduction in branch or ATM numbers
  - Corporate presence to be retained in Kogarah
- Combined 10 million customers benefit from enhanced product range, expanded distribution and financial strength and preservation of existing relationships with each bank
- Creates premier financial institution in Australia with leading market positions across key business lines
  - Leading provider of home lending
  - Largest wealth platform provider with funds under administration of $108 billion
  - Australia's largest bank by market capitalisation

The proposed operating model supports and builds on St.George's strengths

10

Attractive premium for St.George shareholders



%
Offer premium
30
15
0
28.5
24.1
23.7
Closing share prices 9 May-08*
1 month Vwap to 9 May-08^
3 month Vwap to 9 May-08^

The merger proposal offers an attractive premium

*Based on the last closing price of Westpac ordinary shares as at 9 May 2008, adjusted to remove the value of Westpac's 2008 interim dividend of $0.70 per ordinary share (which Westpac shareholders separately retain). Excluding the value of St.George's 2008 interim dividend of $0.88 per ordinary share (which St.George shareholders separately retain). ^Based on trading data for both the Westpac and St.George shares for the specified periods up to and including the last trade on 9 May 2008. Prices are adjusted to remove the aforementioned interim dividends. Source: IRESS

11

Next steps

- 13 May 2008
  - Executed Merger Process Agreement
- Next 2 weeks
  - Finalise Merger Implementation Agreement
  - Complete reciprocal due diligence
- Seek regulatory approvals
- Usual scheme of arrangement timetable including shareholder meeting

12

Questions

13

st.george

14

The material in this presentation is general background information about the Bank's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	5
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Bank DRP**
Date Sent:	14 May 2008

I attach letters sent to St.George Bank shareholders today with regard to participation in the St.George Bank Dividend Reinvestment Plan.

Yours sincerely

Michael Bowan
General Counsel and Secretary

St.George Bank Limited
ABN 92 055 513 070
Address all correspondence and enquiries to:
Computershare Investor Services Pty Limited
GPO Box 4519
Melbourne VIC 3001
Telephone: 1800 804 457
International: 61 3 9415 4024
Facsimile: 61 3 9473 2500
www.computershare.com

<Date>

Dear Shareholder,

Discount of 2.5% to apply to the St.George DRP

I'm pleased to advise you that St.George's Dividend Reinvestment Plan ("DRP") will operate with a **2.5% discount** for the interim dividend payment.

The interim dividend of 88 cents per share is payable 2 July 2008.

For the interim dividend, the issue price of the ordinary shares allotted to you under the DRP will be reduced to 97.5% of the average market price over the 15 ASX trading days commencing 11 June 2008 through to 1 July 2008.

The DRP discount is reviewed prior to each dividend payment and participants will be notified if the discount will be changed for future dividends.

Please note that as you currently participate in the DRP you do not need to act on this letter for the discount to apply.

Yours sincerely,

Michael Bowan
General Counsel and Secretary

021801 - V6

St.George Bank Limited
ABN 92 055 513 070
Address all correspondence and enquiries to:
Computershare Investor Services Pty Limited
GPO Box 4519
Melbourne VIC 3001
Telephone: 1800 804 457
International: 61 3 9415 4024
Facsimile: 61 3 9473 2500
www.computershare.com

<Date>

IMMEDIATE ACTION MAY BE REQUIRED

Dear Shareholder,

Opportunity to acquire St.George shares at a 2.5% discount

I'm pleased to advise you that St.George Bank's Dividend Reinvestment Plan ("DRP") will operate with a **2.5% discount** for the upcoming interim dividend.

Reinvesting your dividends in St.George ordinary shares is a convenient and cost effective way for you to increase the amount of your shareholding. No brokerage or additional fees are charged for acquiring ordinary shares under the DRP.

The interim dividend of 88 cents per share will be payable 2 July 2008.

For the interim dividend, the issue price of ordinary shares allotted under the DRP will be reduced to 97.5% of the average market price over the 15 ASX trading days commencing 11 June 2008 through to 1 July 2008.

To take advantage of the DRP for the upcoming dividend, please complete and sign the enclosed DRP participation form, to be received by the St.George share registry, Computershare Investor Services **no later than 5.00 pm on 6 June 2008.**

The DRP discount is reviewed prior to each dividend payment and DRP participants will be notified if the discount will be changed for future dividends.

I enclose the terms and conditions of the DRP for your consideration. Please seek professional advice if you are unsure what to do.

Yours sincerely,

Michael Bowan
General Counsel and Secretary

021801 - V6

st.george

St.George Bank Limited
ABN 92 055 513 070

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4519 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 804 457
(outside Australia) 61 3 9415 4024
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

000001
000
SAM
MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Dividend Reinvestment Plan

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3

Where a choice is required, mark the box with an 'X' X

Note: ONLY AUSTRALIAN RESIDENTS MAY PARTICIPATE IN THE DRP

A Notice of Dividend Election/Notice of Variation

☐ ALL — Please mark this box with an 'X' if you wish all your shares to participate in the St.George DRP. You must hold a minimum of 100 shares. (Please note that a participation limit ("cap") may apply to the DRP in which case your participation will be limited to that cap.)

☐ PART — Show the number of shares you wish to participate in the DRP provided that number is 100 or more. The dividend on the balance of the shares in this holding (if any) will be paid in cash. (Please note that a cap may apply to the DRP in which case your participation will be limited to that cap.)

☐ TERMINATION — I/We no longer wish to participate in the DRP. Mark the box with an 'X' only if you are already participating in the DRP and wish to cancel your participation.

B This section is for use by people maintaining a broker's clearing account or acting as trustee or nominee for other persons.

☐ Please mark this box with an 'X' if you are entitled to and wish to claim exemption from a limit placed on participation of shares because you are either a broker with shares in a clearing account or, holding shares as nominee or bare trustee for specific persons. To claim this exemption you must complete the Statutory Declaration on the reverse of this form.

If a cap applies to the DRP then unless a current, correctly completed Statutory Declaration is received for the above holding, participation in the Plan will be limited to that cap. You must indicate in the box the number of shares in this holding you wish to participate in the DRP, otherwise your application will not be valid.

St.George will inform you of any change in our cap so you can provide your instructions to us accordingly.

D1802

C Sign Here - This section must be completed for your instructions to be executed.

I/We authorise you to act in accordance with my/our instructions set out above. I/We acknowledge that these instructions supersede and have priority over all previous instructions in respect to my/our shares. Where I/we have indicated participation in the Dividend Reinvestment Plan, I/we hereby agree to be bound by the Terms and Conditions of the Dividend Reinvestment Plan. By signing and lodging this form, I/we represent, warrant and agree that I/we am/are an Australian citizen or resident in Australia and not acting for the account or benefit of any person in the United States or other country other than Australia.

Individual or Shareholder 1	Shareholder 2	Shareholder 3
Director	Director/Company Secretary	Sole Director and Sole Company Secretary

Date - Day / Month / Year

Note: When signed under Power of Attorney, the attorney states that they have not received a notice of revocation. Computershare Investor Services Pty Limited needs to sight a certified copy of the Power of Attorney.

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	2
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Presentation to Victorian Shareholders**
Date Sent:	15 May 2008

I attach a letter sent today to St.George Bank shareholders who are resident in Victoria to advise of a postponement to our presentation to Victorian shareholders.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

15 May 2008

St.George Bank Limited
ABN 92 055 513 070
Address all correspondence and enquiries to:
Computershare Investor Services Pty Limited
GPO Box 4519
Melbourne VIC 3001
Telephone: 1800 804 457
International: 61 3 9415 4024
Facsimilie: 61 3 9473 2500
www.computershare.com

Dear Shareholder,

Victorian Shareholder Presentation Postponed

You might be aware that on Tuesday 13 May 2008, St.George Bank and Westpac announced a proposal to merge the two companies to create Australia's leading financial services company.

This proposal followed an unsolicited approach by Westpac to St George.

St.George will be carrying out due diligence and negotiating the detailed terms of a Merger Implementation Agreement over the next two weeks.

Due to these important developments St.George has decided to postpone a presentation it was due to make on Tuesday 20 May 2008 to update Victorian shareholders on the company's most recent financial results.

The meeting will be postponed until the Board is in a position to provide more details on these developments. We apologise for any inconvenience this may have caused you.

The Board has indicated that it will recommend the proposal to shareholders in the absence of a superior proposal, and subject to due diligence and an independent expert confirming the proposal is in the best interests of shareholders.

It is important for you to know it is business as usual for St.George and shareholders do not need to take any action at this stage.

In the meantime the Board will keep shareholders informed of developments and we look forward to seeing you when the meeting is rescheduled.

Yours sincerely,

John Curtis
Chairman

news release

16 May 2008

St.George Bank appoints Group Executive for Group Technology & Operations (GTO)

Paul Fegan, Managing Director and Chief Executive Officer, St.George Bank, today announced the formal appointment of Paul Newham as the Group Executive for Group Technology & Operations.

Paul Newham has been with St.George for nearly two years in the role of General Manager Group Operations. Paul has been the Acting Group Executive GTO for St.George since the end of last year and his strong experience has provided outstanding leadership for the division in this time.

Paul Fegan said; "I am delighted to welcome Paul Newham to the Group Executive team at St.George. He is an outstanding executive with attributes that will significantly contribute to continuing the success of St.George Bank. In his new role, Paul will be responsible for further improving our customer service and productivity through management of the Group's technology and operations."

Prior to joining St.George, Paul Newham was with the National Australia Bank for fourteen months, as the Head of Strategic Initiatives and also held the role of Director of Operations and Technology, for Citigroup Australia.

Media contact:

Lara Daniels
Corporate Relations
02 9236 1508 or 0419 226 449

Sharon Keller
Corporate Relations
02 9236 3536 or 0420 598 994

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	4
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Shareholder mailing**
Date Sent:	18 May 2008

I attach a letter sent to shareholders today by the St.George Bank Chairman, Mr John Curtis.

Yours sincerely

Michael Bowan
General Counsel and Secretary

18 May 2008

St.George Bank Limited
ABN 92 055 513 070
Address all correspondence and enquiries to:
Computershare Investor Services Pty Limited
GPO Box 4519
Melbourne VIC 3001
Telephone: 1800 804 457
International: 61 3 9415 4024
Facsimile: 61 3 9473 2500
www.computershare.com

000001 000 SGB
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Dear Shareholder

Proposed St.George and Westpac Merger

I am writing to you concerning the proposal St.George received from Westpac Banking Corporation to combine our two businesses, and to explain why your Board has agreed to put this proposal to shareholders for their consideration.

Given our unique position in the sector, the Board has considered one of its core responsibilities to be an ongoing review of the Australian banking landscape. As such, we were highly prepared for any approach.

The merger proposal put by Westpac late Friday 9 May, acknowledged the inherent value that St.George will bring to the merged entity. The proposed offer values St.George ordinary shares at $18.6 billion or $33.10 per share, based on the closing share price of Westpac shares on 9 May 2008 (adjusted for their interim dividend), representing a premium of 28.5% to St.George's closing price on that day (adjusted for its interim dividend).

The St.George Board met on a number of occasions from 9-12 May and carefully and thoroughly examined the proposal with our advisers.

The issues we considered important in our deliberations included: the value of the offer (being 1.31 Westpac shares for each St.George share); the proposed business operating model that would maintain the unique St.George brand, culture and comprehensive branch network; and the recognition that St.George would bring great value to this partnership.

There is no agreed formula for weighting each of these elements, but in a share-exchange transaction, where an overwhelming majority of our shareholders are expected to retain shares in the merged entity, the proposed business operating model and the value that St.George can bring to the partnership have a much higher relevance than in an all-cash deal.

As a result of these factors, the Board believes that St.George and its shareholders are in a strong position - we have an attractive proposal, which we think offers real benefits to St.George and its shareholders.

Under the Westpac proposal, the St.George culture and customer focused business model would be incorporated in the combined business with the objective of increasing shareholder value for all.

The next step is to complete the due diligence process at which time we will be able to communicate further with you.

Your Board's recommendation is subject to no superior proposal emerging, as well as an independent expert's report confirming that the proposal is in the best interests of St.George shareholders. Importantly, there is no break fee payable to Westpac in the event that circumstances change materially and the Board determines that it is in the best interests of shareholders to withdraw our recommendation.

There is still a long way to go in this process before we will be in a position to convene a meeting of St.George shareholders to consider and vote on the proposal. If you approve the proposal, St.George shareholders will own approximately 28 per cent of Australia's largest financial institution and the country's second biggest publicly-listed company.

It is important to note that even if this proposal is not implemented, St.George continues to be in a very strong stand-alone position.

We have an outstanding brand, a very successful strategy underpinned by a strong core business and capital position, and a growing deposit base, with over 84 per cent of our funding requirements completed for this year.

We have attached some additional information concerning the merger proposal, and will keep you informed of developments. However, please be aware that as shareholders, **you do not need to do anything at this time.**

In the meantime, if you have any questions please call the St.George Bank Shareholder information line on 1800 804 457 or (international) +613 9415 4024.

Yours sincerely

John S Curtis
Chairman

ADDITIONAL INFORMATION

Proposed St.George and Westpac Merger

- The offer is 1.31 Westpac shares for each St.George share.
- The proposed offer values St.George ordinary shares at $18.6 billion or $33.10 per share, based on the closing share price of Westpac shares on 9 May 2008 (adjusted for their interim dividend), representing a premium of 28.5% to St.George's closing price on that day (adjusted for its interim dividend).
- Under the merger, St.George shareholders will own approximately 28% of the combined entity and will share in the expected benefits of combining the two organisations.
- St.George shareholders will still receive the St.George interim dividend of $0.88 per share payable on 2 July 2008 but will not receive the Westpac interim dividend. St.George shareholders will also receive a final dividend reflecting the St.George Group's performance.
- It is proposed that three St.George Directors will join the Westpac Board, including the St.George Chairman, John Curtis, who will become the Deputy Chairman of the merged group.
- Full Capital Gains Tax (CGT) rollover relief is expected to be available for shareholders in respect of the Westpac shares they would receive under the proposal.
- The merger is subject to various conditions including regulatory and government approvals.
- All Westpac and St.George brands, including BankSA and Asgard, would be retained.
- It is intended there will be no net reduction in branch or ATM numbers. A corporate presence will also be retained in St.George's Kogarah headquarters in Sydney. The focus will be on investing more in front-line services.
- The combined 10 million customers would benefit from an enhanced offering in terms of product range, expanded distribution and financial strength, and the preservation of their relationships with existing employees, products, customer touch points and branding.

Section

JUN 24 2008

Washington, DC
110

St.George Bank Limited

ABN 92 055 513 070

Consolidated Interim Financial Report

for the half-year ended

31 March 2008

The Directors of St.George Bank Limited (the Bank) submit their report on the consolidated interim financial report for the half-year ended 31 March 2008 and the auditor's review report thereon.

Directors

The names of the Directors of the Bank holding office at any time from the beginning of the half-year to the date of this report are:

Name	Period of Directorship
J S Curtis - *Chairman*	Director since 1997 (Appointed as Chairman 1 April 2008)
P A Fegan – *Managing Director and Chief Executive Officer*	Appointed Managing Director 7 February 2008
J M Thame	Director since 1997 (Resigned as Chairman 1 April 2008 and remains a Director)
T J Davis	Director since 2004
R A F England	Director since 2004
P J O Hawkins	Director since 24 April 2007
R Holliday-Smith	Director since 27 February 2007
P D R Isherwood	Director since 1997
L B Nicholls	Director since 2002
G J Reaney	Director since 1996

Review of Operations

Profit after tax and minority interests for the half-year ended 31 March 2008 was $529 million (31 March 2007: $585 million), a decrease of 9.6%. The decrease was primarily due to the recognition of a net $93 million charge relating to significant items.

Net Interest Income

- Net interest income for the half-year was $1,192 million (31 March 2007: $1,078 million), an increase of 10.6%. The increase is due to growth in average interest earning assets of 19.2% since March 2007, which is partially offset by a decline in the net interest margin to 1.92% from 2.07% in the March 2007 half-year. Residential loans (net of specific provision) grew by 11.2% to $72.6 billion from $65.3 billion at 31 March 2007, while commercial lending including bank acceptances (net of specific provision) relating to commercial business grew by 30.3% to $33.8 billion over the same period.

Other Income

- Other income before significant items was $498 million (31 March 2007: $533 million). Other income was impacted by the turmoil in global markets and resulting negative performance of equity markets. This has affected income derived from the Group's mortgage insurance investment portfolio, which had a fair value movement loss of $33 million during the half-year on this portfolio.
- A $77 million significant item gain before tax was recognised on shares received by the Bank from Visa Inc. during the half-year.

Operating Expenses

- The expense to income ratio, before significant items was 42.4% (31 March 2007: 42.4%).
- Operating expenses, before significant items, were $716 million (31 March 2007: $683 million), an increase of 4.8%. When compared to the September 2007 half-year, operating expenses, before significant items, increased by 1.3%, reflecting effective cost management.

Income Tax

- Income tax expense before significant items decreased by $16 million to $234 million compared to the 31 March 2007 half-year. This is due to a tax benefit gained from a controlled entity entering the tax consolidated group and the recognition of tax losses relating to the Bank's discontinued New Zealand Supermarket banking joint venture.

Shareholder Returns

- Annualised return on average ordinary equity, before significant items and fair value movement in non-trading derivatives was 20.35% (31 March 2007: 23.24%).
- Basic earnings per ordinary share was 93.5 cents (31 March 2007: 108.2 cents).
- The Board has declared an interim ordinary dividend of 88 cents per ordinary share, payable on 2 July 2008. This dividend will be fully franked at 30%.

Corporate Governance

In accordance with the Australian Stock Exchange Principles of Good Corporate Governance and Best Practice Recommendations, the Managing Director and Chief Executive Officer and the Chief Financial Officer have provided a written statement to the Board that the financial report, in all material respects, represents a true and fair view of the Bank's financial position as at 31 March 2008 and of its performance for the six months ended on that date, in accordance with relevant accounting standards and regulations.

Lead auditor's independence declaration

The lead auditor's independence declaration required under section 307C of the Corporations Act 2001 is set out on page 6 and forms part of the Directors' report for the half-year ended 31 March 2008.

Signed in accordance with a resolution of Directors.

....	....
J S Curtis	P A Fegan
Chairman	Managing Director and Chief Executive Officer

6 May 2008

KPMG

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of St.George Bank Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 March 2008 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

KPMG

P M Reid

P M Reid
Partner

Sydney
6 May 2008

		Half-Year to		
		31 March 2008	30 Sept 2007	31 March 2007
	NOTE	$M	$M	$M
Interest income	2	4,965	4,297	3,906
Interest expense	4	3,773	3,182	2,828
Net interest income		1,192	1,115	1,078
Other income	2,8	575	559	533
Total operating income		1,767	1,674	1,611
Bad and doubtful debts expense	3	118	85	93
Operating expenses	4,8	759	707	683
Profit before income tax		890	882	835
Income tax expense	5,8	361	275	250
Profit after income tax		529	607	585
Minority interests		-	2	-
Net profit attributable to shareholders of the Bank		529	605	585
Dividends per ordinary share (cents)				
Final dividend paid	6	86	-	77
Final dividend proposed	6	-	86	-
Interim dividend paid	6	-	82	-
Interim dividend proposed	19	88	-	82
Earnings per share				
Basic (cents)	7	93.5	111.3	108.2
Diluted (cents)	7	93.6	110.4	107.4

The consolidated interim income statement should be read in conjunction with the accompanying notes.

	NOTE	As at 31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M
ASSETS				
Cash and liquid assets		**3,035**	2,081	1,188
Receivables due from other financial institutions		**477**	1,244	1,180
Assets at fair value through the income statement		**13,314**	11,339	6,043
Derivative assets		**2,621**	1,271	877
Available for sale investments		**829**	929	1,381
Loans and other receivables	9	**93,636**	89,884	85,144
Bank acceptances of customers	10	**19,774**	16,343	13,580
Investment in associated companies		**29**	28	28
Property, plant and equipment		**336**	345	332
Intangible assets		**1,344**	1,323	1,305
Deferred tax assets		**232**	215	198
Other assets		**682**	798	724
TOTAL ASSETS		**136,309**	125,800	111,980
LIABILITIES				
Deposits and other borrowings	12	**78,713**	70,803	61,296
Payables due to other financial institutions		**965**	1,013	473
Liabilities at fair value through the income statement		**-**	-	386
Derivative liabilities		**3,049**	3,440	2,202
Bank acceptances		**5,050**	6,348	5,456
Provision for dividends		**4**	2	3
Current tax liabilities		**44**	101	121
Deferred tax liabilities		**136**	123	169
Other provisions		**154**	116	126
Bonds and notes		**37,623**	34,971	33,388
Loan capital		**2,624**	2,231	2,082
Bills payable and other liabilities		**1,087**	768	666
TOTAL LIABILITIES		**129,449**	119,916	106,368
NET ASSETS		**6,860**	5,884	5,612
SHAREHOLDERS' EQUITY				
Share capital	13,14	**5,480**	4,549	4,467
Reserves	14	**259**	243	176
Retained profits	14	**1,115**	1,086	951
Equity attributable to shareholders of the Bank		**6,854**	5,878	5,594
Equity attributable to minority interests	15	**6**	6	18
Total Shareholders' Equity		**6,860**	5,884	5,612

The consolidated interim balance sheet should be read in conjunction with the accompanying notes.

	NOTE	Half-Year to 31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M
Cash flow hedge reserve				
Gains and losses on cash flow hedging instruments (net of tax)	14			
Recognised in equity		(17)	40	6
Transferred to the income statement		1	1	-
Available for sale reserve				
Gains and losses on available for sale investments (net of tax)	14			
Recognised in equity		(2)	(2)	(1)
Defined benefit plan actuarial gains (net of tax)	14	-	2	-
Net income/(expense) recognised directly in equity		(18)	41	5
Profit for the period		529	607	585
Total recognised income and expense for the period		511	648	590
Total recognised income and expense for the period attributable to:				
Shareholders of the Bank		511	646	590
Minority interests		-	2	-
		511	648	590

The consolidated interim statement of recognised income and expense should be read in conjunction with the accompanying notes.

	Half-Year to		
	31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M
CASH FLOWS FROM OPERATING ACTIVITIES			
Interest received	**4,820**	4,397	3,892
Interest paid	**(3,925)**	(3,199)	(2,860)
Other income received	**583**	492	423
Operating expenses paid	**(657)**	(653)	(639)
Income taxes paid	**(361)**	(342)	(266)
Purchase of available for sale investments	**(43)**	(117)	(267)
Proceeds from sale and redemption of available for sale investments	**126**	537	468
Net (increase)/decrease in assets			
- Balance due from other financial institutions (not at call)	**207**	(153)	156
- Assets at fair value through the income statement	**(2,088)**	(5,321)	130
- Loans and other receivables	**(7,294)**	(7,697)	(5,370)
Net increase/(decrease) in liabilities			
- Balance due to other financial institutions (not at call)	**557**	4	(108)
- Deposits and other borrowings	**6,641**	10,546	4,878
- Bonds and notes	**1,213**	2,484	(24)
Net cash (used in)/provided by operating activities	**(221)**	978	413
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from disposal of controlled entity	**-**	27	-
Dividends received	**3**	5	3
Restructure related payments	**(7)**	(12)	1
Proceeds from sale of shares	**50**	-	8
Payments for property, plant and equipment	**(40)**	(55)	(36)
Proceeds from sale of property, plant and equipment	**31**	21	8
Net (increase)/decrease in other assets	**72**	(119)	(100)
Net cash provided by/(used in) investing activities	**109**	(133)	(116)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase/(decrease) in liabilities			
- Other liabilities	**(109)**	66	(30)
- Liabilities at fair value through the income statement	**-**	(390)	-
- Loan capital	**1**	167	(199)
Net proceeds from the issue of Converting Preference Shares	**392**	-	320
Proceeds from the issue of shares	**864**	1	16
Share issue costs	**(9)**	-	-
Dividends paid (excluding Dividend Re-Investment Plan)	**(397)**	(381)	(344)
Net cash provided by/(used in) financing activities	**742**	(537)	(237)
Net increase in cash and cash equivalents	**630**	308	60
Cash and cash equivalents at the beginning of the half-year	**1,775**	1,467	1,407
Cash and cash equivalents at the end of the half-year	**2,405**	1,775	1,467

The consolidated interim statement of cash flows should be read in conjunction with the accompanying notes.

Note 1: Summary of Significant Accounting Policies

St.George Bank Limited (the Bank) is incorporated and domiciled in Australia. It is a company limited by shares that are publicly traded on the Australian Stock Exchange. The Bank's registered address is St.George House, 4-16 Montgomery Street, Kogarah, NSW, 2217, Australia.

The consolidated interim financial report (Interim Report) of the Bank for the six months ended 31 March 2008 comprises the Bank and its controlled entities (the Group) and the Group's interest in associates.

The Interim Report was authorised for issue by the Directors on 6 May 2008.

(a) Statement of compliance

The Interim Report is a general purpose financial report which has been prepared in accordance with the requirements of AASB 134: Interim Financial Reporting and the Corporations Act 2001.

The Interim Report does not include all of the information required for an Annual Report and therefore cannot be expected to provide as full an understanding of the financial position and financial performance of the Group as that given by the Annual Report.

The Interim Report is to be read in conjunction with the 30 September 2007 Annual Report of the Group. This report must also be read in conjunction with any public announcements made by the Bank during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

The Interim Report complies with current International Financial Reporting Standards (IFRS).

(b) Basis of preparation

For the purpose of this Interim Report, the half-year has been treated as a discrete reporting period. The Interim Report is presented in Australian dollars.

The accounting policies used as the basis for the preparation of the Interim Report are the same as those applied in the 30 September 2007 Annual Report.

The Bank is a company of the kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (as amended by ASIC Class Order 04/667) and in accordance with the Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest million dollars, unless otherwise stated.

(c) Comparative figures

Where necessary, comparative figures have been adjusted to conform with changes in the presentation of the financial statements.

Note 2: Revenues

	Half-Year to		
	31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M
Interest Income	**4,965**	4,297	3,906
Other Income			
Net trading and investment income[a]	**11**	47	56
Non trading derivatives[b]	**5**	7	6
Product fees and commissions			
- Lending	**82**	80	71
- Deposit and other accounts	**122**	114	113
- Electronic banking	**104**	113	105
Managed funds fees	**143**	154	142
Dividend income	**3**	5	3
Net gain on sale of land and buildings	**9**	9	1
Profit on disposal of business	**-**	3	-
Profit on disposal of shares	**-**	-	8
Gain on Visa Inc. shareholding	**77**	-	-
Factoring and invoice discounting income	**3**	10	10
Rental income	**2**	3	3
Trust distributions	**3**	6	4
Other	**11**	8	11
Total other income	**575**	559	533
Total revenue from ordinary activities	**5,540**	4,856	4,439

(a) Comprises all gains and losses from changes in the fair value of financial assets and derivatives held for trading.

(b) Comprises all gains and losses from changes in the fair value of financial assets and financial liabilities designated at fair value through the income statement, the impact of hedge ineffectiveness recognised in the income statement and changes in the fair value of non-trading derivatives.

Note 3: Bad and Doubtful Debts

	Half-Year to		
	31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M
Charge to collective provision for credit losses	**22**	8	15
Charge to specific provision for credit losses	**96**	77	78
Total bad and doubtful debts expense	**118**	85	93

Note 4: Expenses

	Half-Year to		
	31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M
Interest Expense	**3,773**	3,182	2,828
Operating expenses			
Employment expenses			
Salaries and wages	**328**	330	322
Contractors' fees	**10**	5	2
Superannuation contributions	**33**	31	29
Payroll tax	**23**	21	21
Fringe benefits tax	**1**	4	3
Share based compensation	**8**	5	7
Restructuring charge	**43**	-	-
Other	**18**	15	13
	464	411	397
Non-salary technology expenses			
Depreciation: computer equipment	**17**	17	18
Amortisation of intangible assets	**19**	15	16
Rental expense on operating leases	**1**	2	2
Other	**35**	39	38
	72	73	74
Occupancy expenses			
Depreciation: furniture, fittings and leasehold improvements	**15**	13	13
Rental expense on operating leases	**44**	44	42
Other	**21**	23	19
	80	80	74
Administration and other expenses			
Advertising and public relations	**26**	29	30
Consultants	**15**	15	7
Fees and commissions	**18**	16	16
Postage	**10**	10	10
Printing and stationery	**17**	18	18
Subscriptions and levies	**6**	5	5
Telephone	**5**	5	5
Other	**46**	45	47
	143	143	138
Total operating expenses	**759**	707	683
Total expenses from ordinary activities	**4,532**	3,889	3,511

Note 5: Income Tax Expense

	Half-Year to		
	31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M
a) Income tax expense			
Current tax expense			
Current year	224	324	264
Adjustments for prior years	113	2	(3)
Deferred tax expense			
Origination and reversal of temporary differences	24	(51)	(11)
Total income tax expense in income statements	361	275	250

b) Reconciliation of income tax expense to prima facie tax payable			
Profit before tax	890	882	835
Prima facie income tax calculated at 30% of profit before tax (2007: 30%)	267	264	251
Increase in income tax expense due to:			
Share based payments expense	2	2	2
Preference share dividends classified as interest expense	5	4	6
Underprovision for income tax in prior year	113	2	-
Non-deductible expenditure on redemption of DCS	-	6	-
Other	1	3	-
Decrease in income tax expense due to:			
Non-assessable income	(2)	-	(2)
Deduction allowable on shares issued to employees	(1)	(1)	(1)
Net difference between accounting and assessable profit on sale of assets	1	(4)	-
Rebatable dividends	(1)	(1)	(1)
Recognition of capital gains tax losses	(5)	-	-
Recognition of tax losses	(10)	-	-
Tax consolidation benefit	(8)	-	-
Overprovision for income tax in prior year	-	-	(3)
Other	(1)	-	(2)
Total income tax expense	361	275	250

Note 6: Dividends Provided for or Paid

	Half-Year to		
	31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M
Ordinary dividends			
2006 Final dividend (fully franked - 77 cents)	-	-	406
2007 Interim dividend (fully franked - 82 cents)	-	435	-
2007 Final dividend (fully franked - 86 cents)	459	-	-
	459	435	406
Other dividends			
Subordinated Adjustable Income Non-refundable Tier 1 Securities	11	10	9
Step-up Preference Shares	4	4	4
	15	14	13
Total dividends	474	449	419

Dividend franking account

It is anticipated that the balance of the consolidated franking account will be $949 million (31 March 2007: $595 million) after adjusting for:

(i) franking credits that will arise from the payment of income tax payable as at the end of the half-year;
(ii) franking debits that will arise from the payment of dividends recognised as a liability;
(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and
(iv) franking credits that the Group may be prevented from distributing in the subsequent half-year.

After also allowing for the 31 March 2008 interim ordinary dividend, the consolidated franking account will be $738 million (31 March 2007: $409 million).

Note 7: Earnings per Share

		Half-Year to		
		31 March 2008	30 Sept 2007	31 March 2007
Basic earnings per share	(Cents)	93.5	111.3	108.2
Diluted earnings per share	(Cents)	93.6	110.4	107.4

Note 8: Individually Significant Items

	Half-Year to		
	31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M
Non Interest Income			
Non interest income before significant items	**498**	559	533
Significant items			
(i) Gain from Visa Inc. shareholding	**77**	-	-
Total non interest income	**575**	559	533
Operating expenses			
Operating expenses before significant items	**716**	707	683
Significant items			
(ii) Restructure costs	**43**	-	-
Total operating expenses	**759**	707	683
Income tax expense			
Income tax expense before significant items	**234**	275	250
Significant items			
(i) Income tax expense on gain on Visa Inc. shareholding	**23**	-	-
(ii) Income tax benefit on restructure costs	**(13)**	-	-
(iii) Income tax expense on depositary capital securities	**117**	-	-
	127	-	-
Total income tax expense	**361**	275	250
Summary of significant items			
Pre-tax gain from significant items	**34**	-	-
Less: Tax expense attributable to significant items	**(127)**	-	-
Net impact from significant items	**(93)**	-	-

March 2008 Half-Year

(i) In March 2008, the Bank recognised a gain of $77 million ($54 million after tax) following the receipt of 1,901,719 shares in Visa Inc. as part of Visa's initial public offering (IPO).

The gain represents the sale of 56.19% or 1,068,491 shares into the IPO and the fair value of 833,228 shares that continue to be held as an Available for Sale Investment in the Balance Sheet. The fair value reflects the applicable restrictions on the remaining shares held.

(ii) Restructuring costs totalling $43 million ($30 million after tax) have been recognised during the half-year. These restructure costs primarily represent staff redundancy costs relating to the restructuring of certain back-office business processes and consolidation of sites.

(iii) In April 2008, the Federal Court held that the interest payments for the years 1998 to 2003 made by the Bank on subordinated debentures issued as part of the depositary capital securities transaction completed in June 1997, were not deductible for income tax purposes.

September and March 2007 Half-Years

There were no significant items during the previous two half-years.

Note 9: Loans and Other Receivables

	As at		
	31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M
Housing loans	**72,657**	69,230	65,359
Commercial loans	**11,025**	10,314	10,090
Personal loans	**5,259**	5,624	5,321
Lease and commercial hire purchase	**3,258**	2,906	2,633
Structured investments	**67**	75	106
Structured investments [(1)]	**-**	507	491
Credit card receivables	**1,639**	1,512	1,409
Other	**82**	41	57
	93,987	90,209	85,466
Less: provisions for impairment (refer note 11)			
Specific provision for doubtful debts	**38**	34	39
Collective provision for doubtful debts	**313**	291	283
Net loans and other receivables	**93,636**	89,884	85,144

(1) With the exception of these loans, which are fair value through the income statement, all other loans and receivables are held at amortised cost.

Note 10: Bank Acceptances

	As at		
	31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M
Gross bank acceptances	**19,794**	16,343	13,580
Less: Specific provision for doubtful debts (refer note 11)	**20**	-	-
Net bank acceptances	**19,774**	16,343	13,580

Note 11: Provisions for Impairment

	As at		
	31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M
Specific provision			
Opening balance	**34**	39	31
Charge for the period	**96**	77	78
Recoveries	**13**	11	9
Bad debt write-offs	**(85)**	(93)	(79)
Closing Balance	**58**	34	39
Collective provision			
Opening Balance	**291**	283	268
Net provision movement during the period	**22**	8	15
Closing Balance	**313**	291	283

Note 12: Deposits and Other Borrowings

	As at		
	31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M
Certificates of deposit	**24,874**	19,075	15,885
Term and other deposits	**51,072**	48,317	43,933
Securities sold under agreements to repurchase	**1,692**	2,210	65
Secured borrowings	**1,075**	1,201	1,403
Unsecured borrowings	**-**	-	10
	78,713	70,803	61,296

Note 13: Share Capital

	As at			As at		
	31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M	31 March 2008 No. Shares	30 Sept 2007 No. Shares	31 March 2007 No. Shares
Capital						
Fully paid ordinary shares	**4,982**	4,051	3,969	**560,728,229**	532,231,095	530,218,799
Treasury shares	**(10)**	(10)	(10)	**(331,213)**	(331,213)	(331,213)
Fully paid SAINTS	**345**	345	345	**3,500,000**	3,500,000	3,500,000
Fully paid SPS	**148**	148	148	**1,500,000**	1,500,000	1,500,000
General Reserve	**15**	15	15	**-**	-	-
	5,480	4,549	4,467			
Issued and Uncalled Capital						
Borrowers' shares - unpaid (1)	**-**	-	-	**2,465**	2,765	3,079
Depositors' shares - unpaid (1)	**-**	-	-	**199,773**	206,947	227,698
	-	-	-			

(1) These shares were originally issued to borrowers and depositors when St.George was a building society to enable them to open a loan or deposit account. Borrowers and depositors shareholders have certain rights as set out in the Constitution, including the right to vote on issues that affect their rights, and have certain obligations on a winding up.

Note 14: Shareholders' Equity

	As at		
	31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M
Equity reconciliations			
Ordinary share capital			
Opening balance	**4,041**	3,959	3,868
Perpetual note conversion	**-**	14	-
Dividend reinvestment plan	**76**	67	75
Employee share ownership schemes	**11**	1	16
Share issuance	**853**	-	-
Share issue costs	**(9)**	-	-
Closing balance	**4,972**	4,041	3,959
Preference share capital	**493**	493	493
General reserve	**15**	15	15
Total share capital	**5,480**	4,549	4,467
Retained profits			
Opening balance	**1,086**	951	798
Defined benefit plan actuarial gains	**-**	2	-
Net profit attributable to members of the Bank	**529**	605	585
Total available for appropriation	**1,615**	1,558	1,383
Transfer to general reserve for credit losses	**(26)**	(23)	(13)
Interim dividend - cash component	**-**	(368)	-
Interim dividend - dividend reinvestment plan	**-**	(67)	-
Final dividend - cash component	**(383)**	-	(331)
Final dividend - dividend reinvestment plan	**(76)**	-	(75)
Other dividends	**(15)**	(14)	(13)
Closing balance	**1,115**	1,086	951

Note 14: Shareholders' Equity (continued)

	As at		
	31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M
Reserves			
Depositors' and borrowers' redemption reserve	**2**	2	2
Foreign currency translation reserve	**(1)**	(1)	(1)
Cash flow hedge reserve			
Opening balance	**47**	6	-
Gains and losses on cash flow hedging instruments (net of tax)			
Recognised in equity	**(17)**	40	6
Transferred to the income statement	**1**	1	-
Closing balance	**31**	47	6
Equity compensation reserve			
Opening balance	**41**	36	29
Current period movement	**8**	5	7
Closing balance	**49**	41	36
Available for sale reserve			
Opening balance	**1**	3	4
Losses on available for sale investments (net of tax)			
Recognised in equity	**(2)**	(2)	(1)
Closing balance	**(1)**	1	3
General reserve for credit losses [(1)]			
Opening balance	**153**	130	117
Appropriation from profits	**26**	23	13
Closing balance	**179**	153	130
Total reserves	**259**	243	176

(1) The after tax equivalent portion of the collective provision eligible for inclusion in Tier 2 capital for APRA regulatory purposes and the balance of the general reserve for credit losses represent 0.5% of risk weighted assets.

Note 15: Minority Interests

	As at		
	31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M
Share capital	**2**	2	2
Perpetual notes	**-**	-	34
Accumulated profit/(losses)	**4**	4	(18)
	6	6	18

Note 16: Notes to the Consolidated Interim Statement of Cash Flows

a. Reconciliation of net profit to net cash (used in)/provided by operating activities

	Half-Year to		
	31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M
Net profit attributable to shareholders of the Bank	**529**	605	585
Net profit on sale of property, plant and equipment	**(9)**	(9)	(1)
Net profit on sale of shares	**-**	-	(8)
Net profit on sale of business	**-**	(3)	-
Gain on Visa Inc. shareholding	**(77)**	-	-
Dividends received	**(3)**	(5)	(3)
Treasury trading profit	**(11)**	(47)	(56)
Non-trading derivatives movement	**(5)**	(7)	(6)
Bad and doubtful debts expense	**118**	85	93
Share based compensation	**8**	5	7
Depreciation	**32**	30	31
Amortisation of deferred expenditure	**19**	15	16
(Increase)/decrease in assets			
- interest receivable	**(145)**	98	(12)
- other income receivable	**113**	(12)	(16)
- balance due from other financial institutions (not at call)	**207**	(153)	156
- loans and receivables	**(7,294)**	(7,697)	(5,370)
- available for sale investments	**83**	420	201
- assets at fair value through the income statement	**(2,088)**	(5,321)	130
- net position of deferred tax assets/(liabilities)	**(4)**	(63)	(8)
Increase/(decrease) in liabilities			
- interest payable	**(152)**	(17)	(32)
- accrued expenses	**103**	51	(2)
- balance due from other financial institutions (not at call)	**557**	4	(108)
- provision for income tax	**(57)**	(20)	(39)
- other provisions	**1**	(11)	1
- deposits and other borrowings	**6,641**	10,546	4,878
- bonds and notes	**1,213**	2,484	(24)
Net cash (used in)/provided by operating activities	**(221)**	978	413

Note 16: Notes to the Consolidated Interim Statement of Cash Flows (continued)

b. Disposal of controlled entity

There were no controlled entities disposed of during the half-year.

On 28 September 2007, the Group disposed of its 100% interest in Scottish Pacific Business Finance Holdings Pty Limited for $27 million. The business contributed $3 million to the Group's net profit from 1 October 2006 to 28 September 2007.

	Half-year to		
	31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M
Consideration net of disposal cost	-	27	-
Fair value of assets disposed	-	24	-
Profit on sale	-	3	-
Net inflow of cash	-	27	-

c. Reconciliation of cash

For the purpose of the statement of cash flows, cash at the end of the half-year is reconciled to the following items in the balance sheet:

	As at		
	31 March 2008 $M	30 Sept 2007 $M	31 March 2007 $M
Cash and liquid assets	**3,035**	2,081	1,188
Receivables due from other financial institutions - at call	**340**	900	919
Payables due to other financial institutions - at call	**(377)**	(982)	(446)
Bills payable	**(593)**	(224)	(194)
Cash and cash equivalents at the end of the half-year	**2,405**	1,775	1,467

d. Dividends paid

Pursuant to the Group's dividend re-investment plan, shareholders re-invested $76 million (30 September 2007: $67 million; 31 March 2007: $75 million) in return for 2,203,980 shares (30 September 2007: 1,879,122; 31 March 2007: 2,330,709). Dividends not re-invested and preference dividends were paid to holders of ordinary and preference shares as shown in the statement of cash flows.

Note 17: Segmental Reporting

(a) Business Segments

Business segments are based on the Group's organisational structure. The Group comprises four business divisions, namely:

- Retail Bank (RB) – responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking and financial planners. This division manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet Banking.

- Institutional and Business Banking (IBB) - responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including invoice discounting.

- BankSA (BSA) – responsible for providing retail banking, business banking and private banking services to customers in South Australia, Northern Territory and country New South Wales and Victoria. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

- Wealth Management (WM) – responsible for providing superannuation and wealth management administration platforms, investment management and packaging, dealer group services, margin lending, private banking services and general and life insurance.

Note 17: Segmental Reporting (continued)

Segment Income Statement
for the half-year ended 31 March 2008 ($'M)

	Retail Bank	Institutional & Business Banking	BankSA	Wealth Management	Other	Consolidated
Segment revenue						
Net interest income	594	370	179	49	-	1,192
Non-interest income	198	94	47	154	5	498
Individually significant item	-	-	-	-	77	77
Total segment revenue	792	464	226	203	82	1,767
Segment expense						
Bad and doubtful debts	66	23	8	21	-	118
Operating expenses						
- Other provisions	11	15	4	6	-	36
- Depreciation	23	3	5	1	-	32
- Deferred expenditure amortisation	14	2	3	-	-	19
- Other expenses	328	127	79	95	-	629
Total operating expenses	376	147	91	102	-	716
Individually significant item	-	-	-	-	43	43
Total segment expenses	442	170	99	123	43	877
Profit before income tax expense	350	294	127	80	39	890
Income tax expense						361
Profit after income tax and minority interests						529

Segment Balance Sheet as at 31 March 2008

	Retail Bank	Institutional & Business Banking	BankSA	Wealth Management	Other	Consolidated
Investment in Associates	-	-	-	-	29	29
Other Assets	62,923	50,598	15,073	5,012	2,674	136,280
Total Assets	62,923	50,598	15,073	5,012	2,703	136,309
Total Liabilities	29,495	86,627	9,691	1,188	2,448	129,449

Note 17: Segmental Reporting (continued)

Segment Income Statement for the half-year ended 30 September 2007 ($'M)

	Retail Bank	Institutional & Business Banking	BankSA	Wealth Management	Other	Consolidated
Segment revenue						
Net interest income	580	321	166	48	-	1,115
Non-interest income	256	86	50	160	7	559
Total segment revenue	836	407	216	208	7	1,674
Segment expense						
Bad and doubtful debts	67	14	4	-	-	85
Operating expenses						
- Other provisions	20	16	6	9	-	51
- Depreciation	22	3	5	-	-	30
- Deferred expenditure amortisation	11	1	2	1	-	15
- Other expenses	327	122	73	89	-	611
Total operating expenses	380	142	86	99	-	707
Total segment expenses	447	156	90	99	-	792
Profit before income tax expense	389	251	126	109	7	882
Income tax expense						275
Profit after income tax						607
Minority interests						2
Profit after income tax and minority interests						605

Segment Balance Sheet as at 30 September 2007

	Retail Bank	Institutional & Business Banking	BankSA	Wealth Management	Other	Consolidated
Investment in Associates	-	-	-	-	28	28
Other Assets	60,122	44,080	14,065	5,696	1,809	125,772
Total Assets	60,122	44,080	14,065	5,696	1,837	125,800
Total Liabilities	28,303	80,072	8,982	1,230	1,329	119,916

Note 17: Segmental Reporting (continued)

Segment Income Statement for the half-year ended 31 March 2007 ($'M)

	Retail Bank	Institutional & Business Banking	BankSA	Wealth Management	Other	Consolidated
Segment revenue						
Net interest income	572	298	162	46	-	1,078
Non-interest income	249	80	46	152	6	533
Total segment revenue	821	378	208	198	6	1,611
Segment expense						
Bad and doubtful debts	73	12	7	1	-	93
Operating expenses						
- Other provisions	15	14	3	8	-	40
- Depreciation	23	3	4	1	-	31
- Deferred expenditure amortisation	12	2	2	-	-	16
- Other expenses	320	112	77	87	-	596
Total operating expenses	370	131	86	96	-	683
Total segment expenses	443	143	93	97	-	776
Profit before income tax expense	378	235	115	101	6	835
Income tax expense						250
Profit after income tax						585
Minority interests						-
Profit after income tax and minority interests						585

Segment Balance Sheet as at 31 March 2007

	Retail Bank	Institutional & Business Banking	BankSA	Wealth Management	Other	Consolidated
Investment in Associates	-	-	-	-	28	28
Other Assets	57,003	35,023	12,911	5,468	1,547	111,952
Total Assets	57,003	35,023	12,911	5,468	1,575	111,980
Total Liabilities	26,825	68,834	8,074	1,164	1,471	106,368

(b) Geographical Segments

The Group operates predominantly in Australia.

Note 18: Contingent Liabilities

There have been no significant changes in contingent liabilities from those disclosed in the 30 September 2007 Annual Report.

Note 19: Events Subsequent to Balance Date

Interim Dividend

On 6 May 2008, the directors declared an interim dividend of 88 cents per ordinary share, amounting to $493 million. This dividend has not been brought to account in the Group's financial statements for the half-year ended 31 March 2008.

In the opinion of the Directors of St.George Bank Limited ("the Bank"):

1. (a) The financial statements set out on pages 7 to 27, are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the financial position of the Group as at 31 March 2008 and of its performance as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

   (b) at the date of this declaration, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe the Bank and its controlled entities will, as a Group, be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Bank and those controlled entities pursuant to a Class Order. At the date of this declaration the Bank is within the class of companies affected by Class Order 98/1418.

For and on behalf of the Board of Directors and in accordance with a resolution of the Directors.

....

J S Curtis
Chairman

....

P A Fegan
Managing Director and Chief Executive Officer

6 May 2008

INDEPENDENT AUDITOR'S REVIEW REPORT TO THE MEMBERS OF ST.GEORGE BANK LIMITED FOR THE HALF-YEAR ENDED 31 MARCH 2008

We have reviewed the accompanying consolidated interim financial report ("interim financial report") of St.George Bank Limited ("the Bank"), which comprises the consolidated interim balance sheet as at 31 March 2008, and the consolidated interim income statement, statement of recognised income and expense and cash flow statement for the half-year ended on that date, the description of accounting policies and other explanatory notes 1 to 19 and the Directors' declaration set out on pages 7 to 28 of the consolidated entity comprising the Bank and the entities it controlled at the half-year's end or from time to time during the half-year.

Directors' Responsibility for the Interim Financial Report

The Directors of the Bank are responsible for the preparation and fair presentation of the interim financial report in accordance with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the interim financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Bank's financial position as at 31 March 2008 and its performance for the half-year ended on that date; and complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As auditor of the Bank, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of St.George Bank Limited is not in accordance with the *Corporations Act 2001*, including:

a) giving a true and fair view of the consolidated entity's financial position as at 31 March 2008 and of its performance for the half-year ended on that date; and
b) complying with Australian Accounting AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

KPMG

KPMG

P M Reid

P M Reid
Partner
Sydney
6 May 2008

Section

JUN 24 2008

Washington DC
110

Westpac

St.George

Media Release

St.George and Westpac sign Merger Implementation Agreement to form Australia's leading financial services company

26 May 2008

- Creating Australia's leading financial services company for customers, shareholders and employees
- St.George shareholders to receive 1.31 Westpac shares for each St.George share
- Retaining St.George, BankSA and Asgard brands with no net reduction in ATM or retail network
- AA rated financial institution, with strong capital and broad based funding

St.George Bank Limited and Westpac Banking Corporation today announced that, following the successful completion of due diligence by both organisations, they have signed a Merger Implementation Agreement (MIA). This reflects the key commercial terms which have been agreed by the boards and under which the recommended proposal will be put to a vote of St.George shareholders.

Westpac Chairman Ted Evans said: "The merger of Westpac and St.George will ultimately deliver improved customer service with strong brand support, enhanced returns for shareholders and a strong commitment to community initiatives. The combination of both organisations' strengths and leading customer advocacy will create a compelling proposition for all stakeholders."

St.George Chairman John Curtis said: "The proposed merger will allow the distinctive brands, culture and customer service focus of St.George to be retained and strengthened. This should greatly enhance customer experience and shareholder value."

"The St.George board intends to recommend to its shareholders Westpac's offer of 1.31 Westpac shares for each St.George share. The recommendation is subject to an Independent Expert's report concluding that it is in the best interests of our shareholders, no superior proposal emerging, and the St.George board continuing to hold the view that the proposed merger is in the best interests of St.George shareholders, compared to the position when the proposed merger was announced on 13 May 2008."

St.George shareholders will receive a final dividend for the 2008 financial year, which is anticipated to be in accordance with St.George's usual dividend payout ratio.

The merger is expected to be cash earnings per share accretive for St.George shareholders from the first full year of the merger. The merger is expected to be cash earnings per share accretive for Westpac shareholders within three years of the merger.

Merger Rationale

The proposed combination of Westpac and St.George is a compelling proposition for stakeholders:

- All Westpac and St.George brands, including BankSA, Asgard and branch/ATM networks will be retained. The intention is that there will be no net reduction in branch or ATM numbers. A corporate presence will also be retained in Kogarah. The focus will be on investing more in front-line services.

- The combined 10 million customers would benefit from an enhanced offering in terms of product range, expanded distribution and financial strength, and preserving their relationships with existing employees, products, customer touch points and branding.

The merger will create Australia's leading financial institution. Together, Westpac and St.George will have a AA credit-rating, putting the merged entity in a strong position in the current environment.

Westpac CEO, Gail Kelly said this merger creates a springboard for growth with strong brands, leading products and an extensive distribution network.

"The customer-focussed cultures of both St.George and Westpac are fundamental to this merger. Customer service will be enhanced as the increased scale and integration of operations will drive further investment in our back office processes. Each bank's customers will also benefit from greater diversity and choice of products from both organisations," Mrs Kelly said.

Mr Paul Fegan, CEO of St.George Bank said: "The combined entity will provide greater choice of product, convenience and customer service. This is a very appealing proposition for customers and will create a world class financial services organisation for all our stakeholders."

Merger Implementation Agreement Key Points and Anticipated Timing

The signing today of the MIA has followed two weeks of reciprocal due diligence.

The MIA outlines the anticipated timetable and binding terms and conditions on which both parties can now proceed to implement the merger proposal via a scheme of arrangement. A copy of the MIA is annexed to this announcement.

The MIA is subject to a limited number of standard conditions precedent, including no material adverse change, no prescribed occurrences and obtaining all necessary regulatory approvals. Full capital gains tax rollover relief is expected to be available for St.George shareholders for the Westpac shares they would receive under the merger.

The exclusivity period, which provides for St.George to work exclusively with Westpac, has been extended under the MIA. This does not prevent St.George from considering

any superior proposals which may emerge. There are no break fees provided for in the MIA.

St.George shareholders will receive a scheme booklet, which will contain full details of the proposal, including the basis for the St.George Directors' recommendation and an Independent Expert's report. It is currently anticipated that this booklet will be dispatched to shareholders by early October 2008, subject to relevant regulatory approvals, and that St.George shareholders will vote on the proposed merger by early November 2008, with finalisation of the merger envisaged for late November 2008.

Conclusion

Mr Evans added that he was confident that St.George shareholders would find the all-scrip merger proposal compelling and that he looked forward to welcoming St.George's shareholders as owners of Australia's leading financial services company.

"This partnership capitalises on a unique opportunity to bring these two organisations together in a way that provides benefits to all stakeholders, by building upon the strong foundations of both sets of brands to deliver a truly leading financial services company for customers, shareholders and employees," Mr Evans said.

"The St.George board believes this is an attractive proposal that will provide a range of benefits to our shareholders and additional opportunities for our customers," Mr Curtis said.

Attachment: Merger Implementation Agreement

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 8253 3510
Mb: 0419 683 411

Jane Counsel
Media Relations
Westpac Banking Corporation
Ph: 02 8253 3443
Mb: 0416 275 273

Jeremy Griffith
Media Relations
St.George Bank
Ph: 02 9236 1328
Mb: 0411 259 432

Lara Daniels
Media Relations
St.George Bank
Ph: 02 9236 1508
Mb: 0419 226 449

Allens Arthur Robinson

Merger Implementation Agreement

Westpac Banking Corporation

St.George Bank Limited

Allens Arthur Robinson
Deutsche Bank Place
Corner Hunter and Phillip Streets
Sydney NSW 2000
Tel 61 2 9230 4000
Fax 61 2 9230 5333
www.aar.com.au

© Copyright Allens Arthur Robinson, Australia 2008

Table of Contents

Date

Parties

1. Westpac Banking Corporation (ACN 007 457 141) of Level 20, 275 Kent Street, Sydney, NSW 2000 (***Westpac***)

2. St.George Bank Limited (ACN 055 513 070) of Level 15, 182 George Street, Sydney, NSW 2000 (***St.George***)

Recitals

A On 9 May 2008, Westpac submitted a merger proposal to St.George under which Westpac would acquire all of the St.George Shares pursuant to a scheme of arrangement.

B On 13 May 2008, Westpac and St.George entered into an agreement to record the key terms of the merger, make a joint announcement of the merger and to facilitate the conduct of due diligence and finalisation of a merger implementation agreement containing the terms on which the merger would be implemented. Westpac and St.George jointly announced to the ASX their conditional agreement to merge and the key terms of the merger at approximately 9.30am on 13 May 2008.

C This Agreement is entered into to record and give effect to the definitive terms on which St.George and Westpac will propose and implement the Scheme.

It is agreed as follows.

1. Defined Terms and Interpretation

1.1 Defined terms

In this Agreement, the following definitions apply unless the context requires otherwise.

2008 Financial Year means the financial year ending 30 September 2008.

2009 Financial Year means the financial year ending 30 September 2009.

ACCC means the Australian Competition and Consumer Commission.

ACCC Approval means the occurrence of any of the following:

(a) Westpac receives written notice from the ACCC to the effect that the ACCC does not propose to oppose, intervene or seek to prevent the implementation of the Transaction under or by reference to section 50 of the *Trade Practices Act* 1974 (Cth) (***TPA***), which notification is either unconditional or on conditions acceptable to both parties;

(b) Westpac is granted clearance or authorisation to implement the Transaction by the ACCC or the Australian Competition Tribunal, unless revoked or stayed, which clearance or authorisation is either unconditional or on conditions acceptable to both parties; or

(c) the Federal Court of Australia or any other competent Australian court makes a declaration that the implementation of the Transaction would not contravene the TPA either unconditionally or on conditions acceptable to both parties.

Adviser means, in relation to an entity, a financier, financial adviser, corporate adviser, accounting adviser, auditor, legal adviser, or technical or other expert adviser or consultant who provides advisory services in a professional capacity to the market in general and who has been engaged by that entity.

Announcement Date means the day on which the announcement referred to in clause 18.1(a) has been released to the ASX by both parties.

APRA means the Australian Prudential Regulation Authority.

ASIC means the Australian Securities and Investments Commission.

ASIC Review Draft means the draft of the Scheme Booklet which is provided to ASIC for approval pursuant to section 411(2) of the Corporations Act.

ASIC Review Period means the period from the date on which the ASIC Review Draft is submitted to ASIC to the date on which ASIC registers the Scheme Booklet in accordance with section 412(6) of the Corporations Act.

ASX means the Australian Securities Exchange.

ASX Listing Rules means the official listing rules of the ASX.

Borrower Share has the meaning given to that term in the St.George Constitution.

Business Day means a week day on which trading banks are open for business in Sydney, Australia.

Claim means, in relation to a person, any claim, demand, action, legal proceeding, or judgment brought, made or given against the person.

Communications means all forms of communications, whether written, oral, in electronic format or otherwise, and whether direct or indirect via agents or Representatives.

Competing Transaction means a transaction, which if completed, would mean a person (other than Westpac or a Related Body Corporate of Westpac) would:

(a) directly or indirectly, acquire an interest, a relevant interest in or become the holder of:

  (i) more than 50% of the St.George Shares or more than 50% of the shares in any of St.George's Material Subsidiaries; or

  (ii) the whole or a material part of the business or property of St.George or any of its subsidiaries;

(b) acquire control of St.George, within the meaning of section 50AA of the Corporations Act; or

(c) otherwise acquire or merge (including by way of a reverse takeover bid or dual listed companies structure) with St.George.

For the purposes of paragraph (a)(ii) above, the acquisition of an interest in the business or property of St.George or any of its subsidiaries will be material if:

(d) the relevant business or property contributes 50% or more of the consolidated net profit after tax of St.George; or

(e) the business or property represents 50% or more of the total consolidated assets of St.George.

Conditions means the conditions precedent in clause 3.1.

Corporations Act means the *Corporations Act 2001* (Cth).

Court means the Federal Court of Australia or the Supreme Court of New South Wales, to be agreed by Westpac and St.George.

Court Approval Date means the first day on which the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

CPS means the non-cumulative, unsecured, converting preference shares issued under Article 6B of the St.George Constitution on the terms set out in the terms of issue contained in the replacement prospectus for CPS dated 16 November 2006.

CPS II means the non-cumulative, unsecured, converting preference shares issued under Article 6B of the St.George Constitution on the terms set out in the terms of issue contained in the replacement prospectus for CPS II dated 27 November 2007.

Deed Poll means the deed poll to be entered into by Westpac in favour of the Scheme Participants in the form of Annexure 3.

Depositor Share has the meaning given to that term in the St.George Constitution.

Disclosed means fairly disclosed:

(a) in the case of St.George:

(i) by St.George in writing to Westpac prior to the time the parties entered into this Agreement; or

(ii) in any announcement made by St.George on ASX prior to the time the parties entered into this Agreement; and

(b) in the case of Westpac:

(i) by Westpac in writing to St.George prior to the time the parties entered into this Agreement; or

(ii) in any announcement made by Westpac on ASX prior to the time the parties entered into this Agreement.

Effective means, when used in relation to the Scheme, the coming into effect pursuant to section 411(10) of the Corporations Act of the order of the Court made under section 411(4)(b) in relation to the Scheme.

Effective Date means the date the Scheme becomes Effective.

Employee Option means a right to acquire a St.George Share under an employee incentive scheme operated by St.George.

Exchange Date has the meaning given in the terms of issue of the SPS, CPS or CPS II, as applicable.

Exchange Notice has the meaning given in the terms of issue of the SPS, CPS or CPS II, as applicable.

Excluded Shareholder means any St.George Shareholder who is Westpac or a Related Body Corporate of Westpac. However, such a St.George Shareholder will not be an Excluded Shareholder if that St.George Shareholder has no beneficial interest in any St.George Shares held. Where such a St.George Shareholder has a beneficial interest in some, but not all, of the St.George Shares held, that person will be an Excluded Shareholder, but only in respect of those St.George Shares in which a beneficial interest is held.

Exclusivity Period means the period commencing on the date of this Agreement and ending on the first to occur of:

(a) termination of this Agreement;

(b) the Effective Date; and

(c) the Sunset Date.

First Court Date means the first day on which an application is made to the Court for an order under section 411(1) of the Corporations Act approving the convening of the Scheme Meeting.

Government Agency means any government or representative of a government or any governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency, competition authority or entity in any part of the world. It includes ASIC, ACCC and ASX (and any other securities exchange).

Headcount Test means the requirement imposed by section 411(4)(a) of the Corporations Act that the resolution to approve the Scheme at the Scheme Meeting is passed by a majority in number of the St.George Shareholders (other than Excluded Shareholders) present and voting, either in person or by proxy.

Implementation Committee has the meaning given in clause 7.1.

Implementation Date means the fifth Business Day after the Scheme Record Date, or such other date as the parties may agree.

Independent Expert means a person to be appointed by St.George as independent expert to prepare a report stating whether, in the expert's opinion, the Scheme is in the best interests of St.George Shareholders.

Independent Expert's Report means the report prepared by the Independent Expert.

Ineligible Foreign Shareholder means a Scheme Participant whose address shown in the Register as at the Scheme Record Date is a place outside Australia and its external territories or New Zealand unless Westpac and St.George agree in writing that it is lawful and not unduly onerous or impracticable to issue that Scheme Participant with New Westpac Shares when the Scheme becomes Effective.

Insolvency Event means in relation to a person:

(a) the person is or becomes unable to pay its debts as and when they fall due or is otherwise presumed to be insolvent under the insolvency laws applying to that person;

(b) the person suspends or threatens to suspend payment of its debts generally;

(c) other than in respect of a solvent winding-up, the calling of a meeting to consider a resolution to wind up the person (other than where the resolution is frivolous or cannot reasonably be considered to be likely to lead to the actual winding up of the person) or the making of an application or the making of any order, or the passing of any resolution, for the winding up, liquidation or bankruptcy of the person other than where the application or order (as the case may be) is set aside within 14 days;

(d) the appointment of a provisional liquidator, liquidator, receiver or a receiver and manager or other insolvency official to the person or to the whole or a substantial part of the property or assets of the person;

(e) the appointment of an administrator to the person; or

(f) the entry by a person into any compromise or arrangement with creditors.

Investigating Accountant means an accounting firm to be appointed by Westpac to prepare the Investigating Accountant's Report.

Investigating Accountant's Report means the report addressed to Westpac and St.George that is prepared by the Investigating Accountant in relation to the financial information regarding the Merged Entity that is prepared by Westpac from information provided by Westpac and St.George for inclusion in the Scheme Booklet.

Material Subsidiary means, in relation to a party, a subsidiary of that party in respect of which:

(a) the business or property of the subsidiary contributes 50% or more of the consolidated net profit after tax of the party; or

(b) the business or property of the subsidiary represents 50% or more of the total consolidated assets of the party.

Merged Entity means the Westpac Group after implementation of the Scheme.

New Westpac Shares means Westpac Shares to be issued pursuant to the Scheme as Scheme Consideration.

Officer means, in relation to an entity, its directors, officers and employees.

Register means the register of St.George Shares kept by St.George.

Related Body Corporate has the meaning given in the Corporations Act.

Representative means, in relation to a party:

(a) a Related Body Corporate of the party;

(b) an Officer of the party or any of the party's Related Bodies Corporate; or

(c) an Adviser to the party or any of the party's Related Bodies Corporate.

RG 60 means Regulatory Guide 60 issued by ASIC on 4 August 1999, as amended.

RG 142 means Regulatory Guide 142 issued by ASIC on 4 August 1999, as amended.

SAINTS means the non-cumulative, redeemable and convertible preference shares issued under Article 6B of the St.George Constitution on the terms set out in the terms of issue contained in the replacement prospectus for SAINTS dated 12 July 2004.

Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act between St.George and Scheme Participants, the form of which is attached as Annexure 2, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by St.George and Westpac.

Scheme Booklet means the explanatory memorandum containing the information described in clause 6 to be approved by the Court and despatched to the St.George Shareholders in advance of the Scheme Meeting and St.George EGM, which must include the Scheme, the Deed Poll, an explanatory statement complying with the requirements of the Corporations Act, an Independent Expert's Report, notices of meeting and proxy form.

Scheme Consideration has the meaning given in clause 4.2(a)(ii).

Scheme Meeting means the meeting of St.George Shareholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act in respect of the Scheme.

Scheme Participant means a person who is a St.George Shareholder (other than an Excluded Shareholder) as at the Scheme Record Date.

Scheme Record Date means 7.00pm (Sydney time) on the fifth Business Day after the Effective Date, or such earlier date (after the Effective Date) as the parties may agree in writing.

Shareholder Resolutions means the two inter-conditional resolutions to be put to St.George Shareholders, being:

(a) to approve the Scheme (where such resolution will be put to St.George Shareholders at the Scheme Meeting and must be approved by the requisite majorities of St.George Shareholders under section 411(4) of the Corporations Act); and

(b) to approve the amendment of the St.George Constitution to remove Articles 10, 11 and 12 (where such resolution will be put to St.George Shareholders at the St.George EGM and must be approved by a special resolution of St.George Shareholders under section 136(2) of the Corporations Act).

Share Registry means Computershare Investor Services Pty Limited, or such other person that provides share registry services to St.George from time to time.

Share Splitting means the splitting, prior to the Scheme Meeting, by a holder of St.George Shares into two or more parcels of St.George Share but which does not result in any change in beneficial ownership of the St.George Shares.

SPS means the non-cumulative, unsecured preference shares issued under Article 6B of the St.George constitution on the terms set out in the terms of issue contained in the replacement prospectus for SPS dated 8 June 2006.

St.George 2008 Final Dividend means any final dividend that is declared by the St.George Board in relation to the 2008 Financial Year in accordance with clause 12.3.

St.George 2008 Interim Dividend means the fully franked interim dividend of $0.88 per St.George Share declared by St.George in relation to the half year ended 31 March 2008.

St.George 2008 Half Year Results means the financial results of the St.George Group for the half year to 31 March 2008, as released in the form of Appendix 4D to the ASX on 6 May 2008.

St.George Board means the board of directors of St.George.

St.George Constitution means the constitution of St.George from time to time.

St.George Due Diligence Information has the meaning given in clause 14.1(a).

St.George EGM has the meaning given in clause 6.1(l).

St.George Group means St.George and its Related Bodies Corporate.

St.George Indemnified Parties means St.George, each of its Related Bodies Corporate and each of their respective Representatives.

St.George Information means all information included in the Scheme Booklet other than:

(a) the Westpac Information;

(b) the Independent Expert's Report; and

(c) the Investigating Accountant's Report.

St.George Material Adverse Change means events, occurrences or matters which individually, or when aggregated with all such events, occurrences or matters have resulted in or could reasonably be expected to result in:

(a) St.George's consolidated net assets (excluding loan provisions, the cash flow hedging reserve, provision for dividends on St.George Shares and the foreign currency translation reserve) being $295 million or more below St.George's consolidated net assets as at 31 March 2008 (excluding loan provisions, the cash flow hedging reserve, provision for dividends on St.George Shares and the foreign currency translation reserve) as disclosed in St.George's Appendix 4D released to the ASX on 6 May 2008;

(b) either:

 (i) St.George's cash profits being, for the 2008 Financial Year, $120 million or more below the average of key brokers' forecasts as agreed between the parties; or

 (ii) a diminution in St.George's cash profits for the 2009 Financial Year of $130 million or more (after taking into account any matters in existence at the time of the diminution which offset the impact of the events, occurrences or matters giving rise to the diminution);

(c) either:

 (i) St.George's loan impairment expense being, for the 2008 Financial Year, $120 million or more above the average of key brokers' estimates as agreed between the parties; or

 (ii) an increase in St.George's loan impairment expense for the 2009 Financial Year of $130 million or more (after taking into account any matters in existence at the time of the increase which offset the impact of the events, occurrences or matters giving rise to the increase); or

(d) a material adverse effect on the ability of St.George to perform its obligations under this Agreement,

provided that a St.George Material Adverse Change will not include an event, occurrence or matter which was Disclosed.

St.George Prescribed Occurrence means the occurrence of any of the following:

(a) St.George converting all or any of its equity securities into a larger or smaller number of equity securities, other than in accordance with the mandatory terms of St.George's hybrid equity instruments which are on issue as at the date of this Agreement;

(b) St.George converting all or any of its equity securities (which are not St.George Shares) into St.George Shares;

(c) St.George resolving to reduce its share capital in any way or reclassifying, redeeming or repurchasing directly or indirectly any of its equity securities;

(d) St.George:

  (i) entering into a buy-back agreement; or

  (ii) resolving to approve the terms of a buy-back agreement under the Corporations Act;

(e) St.George issuing equity securities or granting an option over equity securities, or agreeing to make such an issue or grant such an option, other than:

  (i) any issue or grant which St.George is obliged to make as at the date of this Agreement pursuant to an employee share, option or incentive scheme in place as at the date of this Agreement or as Disclosed to Westpac;

  (ii) any issue of shares on the exercise of Employee Options granted before the date of this Agreement, where the performance and tenure hurdles (as applicable) in respect of those Employee Options have been met as at the date of this Agreement or are met during the term of this Agreement;

  (iii) under St.George's Dividend Reinvestment Plan (in respect of the St.George 2008 Interim Dividend only) that is in effect at the date of this Agreement; or

  (iv) any underwriting arrangement entered into in relation to St.George's Dividend Reinvestment Plan (in respect of the St.George 2008 Interim Dividend only);

(f) St.George declaring, paying or distributing any dividend except as provided in clause 12.1;

(g) St.George making or proposing any material change or amendment to its constitution;

(h) an entity within the St.George Group creating, or agreeing to create, any mortgage, charge, lien or other encumbrance over the whole, or a part, of its business or property otherwise than in the ordinary course of business; or

(i) an Insolvency Event occurring in relation to St.George or a Material Subsidiary,

provided that a St.George Prescribed Occurrence will not include a matter which is:

(j) required to be done or procured by St.George pursuant to this Agreement or the Transaction or otherwise required by law;

(k) Disclosed by St.George;

(l) without limiting the generality of paragraph (j) above, which is necessary for an entity within the St.George Group to undertake to meet is contractual or legal obligations which exist at the date of this Agreement, provided such obligations have been Disclosed by St.George; or

(m) unanimously approved by the Implementation Committee.

St.George Share means a fully paid ordinary share issued in the capital of St.George.

St.George Shareholder means a person who is registered in the St.George Share Register as the holder of one or more St.George Shares from time to time.

St.George Warranties means the representations and warranties of St.George in clause 13.1.

Sunset Date means 31 December 2008, or such later date as may be agreed by the parties.

Timetable means the timetable set out in Annexure 1, subject to any amendments as the parties may agree in writing.

Trading Day has the meaning given in the ASX Listing Rules.

Transaction means the acquisition by Westpac or a Related Body Corporate of Westpac of all the St.George Shares for the Scheme Consideration pursuant to the Scheme or as otherwise agreed by the parties.

Westpac Board means the board of directors of Westpac.

Westpac 2008 Final Dividend means any final dividend that is declared by the Westpac Board in relation to the 2008 Financial Year in accordance with clause 12.3.

Westpac 2008 Interim Dividend means the fully franked interim dividend of $0.70 per Westpac Share declared by Westpac in relation to the half year ended 31 March 2008.

Westpac 2008 Half Year Results means the financial results of the Westpac Group for the half year to 31 March 2008, as released in the form of an Appendix 4D to the ASX at approximately 8.20am on 1 May 2008.

Westpac Due Diligence Information has the meaning given in clause 14.1(b).

Westpac Group means Westpac and its Related Bodies Corporate.

Westpac Indemnified Parties means Westpac, each of its Related Bodies Corporate and each of their respective Representatives.

Westpac Information means the information about:

(a) Westpac; and

(b) the Westpac Group assuming implementation of the Scheme,

which Westpac provides to St.George for inclusion in the Scheme Booklet, but to avoid doubt excludes the St.George Information and the Independent Expert's Report.

Westpac Material Adverse Change means events, occurrences or matters which individually, or when aggregated with all such events, occurrences or matters have resulted in or could reasonably be expected to result in:

(a) Westpac's consolidated net assets (excluding loan provisions, the cash flow hedging reserve, provision for dividends on Westpac Shares and the foreign currency translation

reserve) being $819 million or more below Westpac's consolidated net assets as at 31 March 2008 (excluding loan provisions, the cash flow hedging reserve, provision for dividends on Westpac Shares and the foreign currency translation reserve) as disclosed in Westpac interim results for the 6 months ended 31 March 2008 released to ASX on 1 May 2008;

(b) either:

(i) Westpac's cash earnings being, for the 2008 Financial Year, $350 million or more below the average of key brokers' forecasts as agreed between the parties; or

(ii) a diminution in Westpac's cash earnings for the 2009 Financial Year of $380 million or more (after taking into account any matters in existence at the time of the diminution which offset the impact of the events, occurrences or matters giving rise to the diminution);

(c) either:

(i) Westpac's impairment charges being, for the 2008 Financial Year, $400 million or more above the average of key brokers' estimates as agreed between the parties; or

(ii) an increase in Westpac's impairment charges for the 2009 Financial Year of $430 million or more (after taking into account any matters in existence at the time of the increase which offset the impact of the events, occurrences or matters giving rise to the increase); or

(d) a material adverse effect on the ability of Westpac to perform its obligations under this Agreement,

provided that a Westpac Material Adverse Change will not include an event, occurrence or matter which was Disclosed.

Westpac Prescribed Occurrence means the occurrence of any of the following:

(a) Westpac converting all or any of its equity securities into a larger or smaller number of equity securities other than in accordance with the terms of Westpac's hybrid equity instruments;

(b) Westpac converting all or any of its equity securities (which are not Westpac Shares) into Westpac Shares, other than for the purpose of exercising a tax or regulatory call right in accordance with the terms of any of Westpac's hybrid equity instruments;

(c) Westpac resolving to reduce its capital in any way or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its equity securities, other than for the purpose of exercising a tax or regulatory call right in accordance with the terms of any of Westpac's hybrid equity instruments;

(d) Westpac:

(i) entering into a share buy-back agreement; or

(ii) resolving to approve the terms of a share buy-back agreement under the Corporations Act;

(e) Westpac issuing Westpac Shares or granting an option over Westpac Shares (excluding any conversion or exchange right under a hybrid equity instrument issued by Westpac), or

agreeing to make such an issue or grant such an option other than pursuant to an employee share, option or incentive scheme or under Westpac's Dividend Reinvestment Plan that is in effect at the date of this Agreement or any underwriting arrangement entered into in relation to that Dividend Reinvestment Plan;

(f) Westpac declaring, paying or distributing any dividend except as provided in clause 12.2;

(g) Westpac making or proposing any material change or amendment to its constitution;

(h) an entity within the Westpac Group creating, or agreeing to create, after the date of this agreement any mortgage, charge, lien or other encumbrance over the whole, or a part, or its business or property otherwise than in the ordinary course of business;

(i) an Insolvency Event occurring in relation to Westpac or a Material Subsidiary;

provided that a Westpac Prescribed Occurrence will not include a matter which is:

(j) required to be done or procured by Westpac pursuant to this Agreement or the Transaction or otherwise required by law;

(k) Disclosed by Westpac;

(l) without limiting the generality of paragraph (j) above, which is necessary for a member of the Westpac Group to undertake to meet its contractual or legal obligations which exist at the date of this agreement, provided such obligations have been Disclosed by Westpac to St.George; or

(m) unanimously approved in writing by the Implementation Committee.

Westpac Share means a fully paid ordinary share issued in the capital of Westpac.

Westpac Shareholder means a person who is registered in the register of members of Westpac as the holder of one or more Westpac Shares from time to time.

Westpac Warranties means the representations and warranties of Westpac in clause 13.2.

1.2 Interpretation

In this Agreement, headings are for convenience only and do not affect the interpretation of this Agreement and, unless the context otherwise requires:

(a) words importing the singular include the plural and vice versa;

(b) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency;

(c) a reference to any thing (including, but not limited to, any right) includes a part of that thing but nothing in this clause 1.2(c) implies that performance of part of an obligation constitutes performance of the obligation;

(d) a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, this Agreement and a reference to this Agreement includes any annexure, exhibit and schedule;

(e) a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, whether passed by the same or another Government Agency with legal power to do so, and

a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(f) a reference to a document includes:

(i) all amendments or supplements to, or replacements or novations of, that document; and

(ii) any agreement in writing, or any certificate, notice, instrument or other document of any kind whether stored or provided in paper or electronic form;

(g) a reference to a party to a document includes that party's successors and permitted assigns;

(h) a reference to an agreement other than this Agreement includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

(i) a reference to an asset includes all property of any nature, including, but not limited to, a business, and all rights, revenues and benefits;

(j) a reference to a body, other than a party to this Agreement (including, without limitation, an institute, association or authority), whether statutory or not:

(i) which ceases to exist; or

(ii) whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions;

(k) where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(l) the word "includes" in any form is not a word of limitation;

(m) a reference to "$" or "dollar" is to Australian currency; and

(n) a reference to any time is a reference to that time in Sydney, Australia.

1.3 Consents and approvals

If the doing of any act, matter or thing under this Agreement is dependent on the consent or approval of a party or is within the discretion of a party, such consent or approval may be given or such discretion may be exercised conditionally or unconditionally or withheld by the party in its absolute discretion (unless this Agreement specifies otherwise).

1.4 Business Day

Except where otherwise expressly provided, where under this Agreement the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing will be done on the next Business Day.

2. Agreement to Propose Scheme

(a) St.George agrees to propose the Scheme on and subject to the terms of this Agreement.

(b) Westpac agrees to assist St.George to propose the Scheme on and subject to the terms of this Agreement.

(c) Westpac and St.George agree to implement the Transaction upon and subject to the terms of and conditions of this Agreement.

3. Conditions Precedent

3.1 Conditions

Subject to this clause 3, the Scheme will not become Effective and the obligations of Westpac under clause 4.2 are not binding, unless each of the following conditions precedent is satisfied or waived in accordance with clause 3.4.

(a) **ACCC**: That, before 8.00am on the Court Approval Date, ACCC Approval is received.

(b) **ASIC and ASX**: That, before 8.00am on the Court Approval Date, ASIC and ASX issue or provide such consents or approvals or do other acts which Westpac and St.George agree are necessary to implement the Transaction. If such consents, approvals or doing of other acts are subject to conditions those conditions must be acceptable to Westpac and St.George.

(c) **Banking Act**: That, before 8.00am on the Court Approval Date, all necessary approvals are provided in respect of the Transaction under the *Banking Act 1959 (Cth).* If such approvals are subject to conditions those conditions must be acceptable to Westpac and St.George.

(d) **Court approval**: That, on the Court Approval Date, the Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act.

(e) **Financial Sector (Shareholdings) Act**: That, before 8.00am on the Court Approval Date, all necessary approvals are provided in respect of the Transaction under the *Financial Sector (Shareholdings) Act 1998 (Cth).* If such approvals are subject to conditions those conditions must be acceptable to Westpac and St.George.

(f) **Insurance Acquisitions and Takeovers Act**: That, before 8.00am on the Court Approval Date, all necessary confirmations that the Transaction is not contrary to the public interest are provided and "go-ahead" decisions are made under the *Insurance Acquisitions and Takeovers Act 1991 (Cth).* If such approvals are subject to conditions those conditions must be acceptable to Westpac and St.George.

(g) **Orders and injunctions:** That no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other statutory legal restraint or prohibition preventing the implementation of the Transaction is in effect as at 8.00am on the Court Approval Date.

(h) **Quotation of New Westpac Shares**: That, before 8.00am on the Court Approval Date, the New Westpac Shares are approved for official quotation by ASX, such approval providing that:

(i) on the Trading Day immediately following the Effective Date, the New Westpac Shares will commence trading on a deferred settlement basis; and

(ii) on the Trading Day immediately following the Implementation Date, the New Westpac Shares will commence trading on a normal settlement basis,

subject only to customary conditions and the Scheme becoming Effective.

(i) **Shareholder approval**: That, before 8.00am on the Court Approval Date, the Shareholder Resolutions are approved by the requisite majorities, subject to clause 8.2.

(j) **St.George Prescribed Occurrence**: That, between the date of this Agreement and 8.00am on the Court Approval Date, no St.George Prescribed Occurrence occurs.

(k) **St.George Material Adverse Change**: That, between the date of this Agreement and 8.00am on the Court Approval Date, no St.George Material Adverse Change occurs.

(l) **St.George representations and warranties**: That the St.George Warranties are true and correct in all respects, in each case as at the times set out in clause 13.1.

(m) **Westpac Prescribed Occurrence**: That, between the date of this Agreement and 8.00am on the Court Approval Date, no Westpac Prescribed Occurrence occurs.

(n) **Westpac Material Adverse Change**: That, between the date of this Agreement and 8.00am on the Court Approval Date, no Westpac Material Adverse Change occurs.

(o) **Westpac representations and warranties**: That the Westpac Warranties are true and correct in all respects, in each case as at the times set out in clause 13.2.

3.2 Best endeavours to satisfy Conditions

(a) To the extent it is within its power to do so, each party must use its best endeavours, and will ensure that each of its Related Bodies Corporate uses its best endeavours, to procure:

(i) that each of the Conditions that must be satisfied before 8.00am on the Court Approval Date be satisfied as soon as possible after the date of this Agreement, subject to clauses 6.1(h) and 6.1(j); and

(ii) that there is no occurrence that is within the control of Westpac or St.George or any of their respective Related Bodies Corporate that would prevent any Condition being satisfied, except to the extent such action is required by law.

(b) Without limiting clause 3.2(a), St.George must ensure that it and each entity in the St.George Group uses its best endeavours to satisfy, or procure the satisfaction of, the Conditions in clauses 3.1(j), 3.1(k) and 3.1(l).

(c) Without limiting clause 3.2(a), Westpac must ensure that it and each entity in the Westpac Group uses its best endeavours to satisfy, or procure the satisfaction of, the Conditions in clauses 3.1(m), 3.1(n) and 3.1(o).

(d) For the purposes of paragraphs (a), (b) and (c) above, the "best endeavours" of a party will require that party to (among other things):

(i) observe and comply with clause 18; and

(ii) co-operate with the other party or a Government Agency or third party in good faith with a view to satisfying the Conditions, including providing all information reasonably required by the other party in relation to the St.George Group or Westpac Group (as applicable) in order to satisfy the Conditions and providing all information reasonably required by any Government Agency or other third party to such Government Agency or third party as appropriate.

3.3 ACCC Approval

(a) Westpac's obligations under clause 3.2 with respect to the Condition in clause 3.1(a) include, without limitation and without limiting anything in clauses 3.2 or 18, the obligation to use its best endeavours to obtain ACCC Approval (including, without limitation, promptly making all necessary and appropriate applications and supplying all necessary information as would reasonably be required for the purpose of obtaining ACCC Approval).

(b) Without limiting anything in clauses 3.2 or 18, each party will:

(i) notify the other party in advance if it or any of its Representatives intends to engage in any material communication with the ACCC, Australian Competition Tribunal, Federal Court or other competent body; and

(ii) provide to the other party in advance copies of any documents it or any of its Representatives intends to provide to the ACCC, Australian Competition Tribunal, Federal Court or other competent body,

in connection with obtaining ACCC Approval. Each party acknowledges and agrees that any information provided to the other party under this clause 3.3(b) will be "Confidential Information" of the other party under and in accordance with the Confidentiality Deed.

(c) Without limiting anything in clauses 3.2 or 18, Westpac and St.George will agree, in good faith, on all other processes in connection with obtaining ACCC Approval.

(d) Notwithstanding anything in this Agreement, in obtaining ACCC Approval Westpac or St.George will not be required to agree to or to proffer to:

(i) divest, operate separately or hold separately any of its or their material businesses or assets, or those of their respective Related Bodies Corporate; or

(ii) cease to conduct or materially reduce the scope of any business or operations in any jurisdiction in which it or they, or their respective Related Bodies Corporate conduct business or operations as at the date of this agreement; or

(iii) limit the type or scope of any proposed or potential business or operations in any jurisdictions (whether or not they or any of their respective Related Bodies Corporate presently conduct business or operations in that jurisdiction as at the date of this Agreement); or

(iv) relocate any of its material offices or operations.

3.4 Waiver of Conditions

(a) The Conditions in clauses 3.1(a), 3.1(b), 3.1(c), 3.1(d), 3.1(e), 3.1(f), 3.1(g), 3.1(h) and 3.1(i) are for the benefit of each party, and any breach or non-fulfilment of any of those Conditions may not be waived by a party except with the written consent of the other party (provided and to the extent that such waiver is permitted by law).

(b) The Conditions in clauses 3.1(j), 3.1(k) and 3.1(l) are for the sole benefit of Westpac, and any breach or non-fulfilment of any of those Conditions may only be waived by Westpac in writing.

(c) The Conditions in clauses 3.1(m), 3.1(n) and 3.1(o) are for the sole benefit of St.George, and any breach or non-fulfilment of any of those Conditions may only be waived by St.George in writing.

(d) A party entitled to waive the breach or non-fulfilment of a Condition pursuant to this clause 3.4 may do so in its absolute discretion.

(e) If a party waives the breach or non-fulfilment of a Condition, that waiver will not preclude it from suing the other party for any breach of this Agreement that resulted from the breach or non-fulfilment of the Condition that was waived or arising from the same event which gave rise to the breach or non-fulfilment of the Condition.

(f) Further, a waiver of a breach or non-fulfilment in respect of one Condition does not constitute:

(i) a waiver of breach or non-fulfilment of any other Condition resulting from the same event; or

(ii) a waiver of breach or non-fulfilment of that Condition resulting from any other event.

3.5 Notifications

Each party must:

(a) keep the other promptly and reasonably informed of the steps it has taken and of its progress towards satisfaction of the Conditions;

(b) promptly notify the other in writing if it becomes aware that any Condition has been satisfied; and

(c) promptly notify the other in writing of a failure to satisfy a Condition or of any material development of which it becomes aware that may lead to a Condition not being satisfied.

3.6 Conditions not satisfied

(a) Except in respect of the Condition in clause 3.1(i), if:

(i) there is a breach or non-fulfilment of a Condition which is not waived in accordance with clause 3.4 by the time specified in 3.1 for satisfaction of the Condition; or

(ii) there is an act, failure to act, event or occurrence which will prevent a Condition being satisfied by the time specified in clause 3.1 for its satisfaction (and the breach or non-fulfilment of the Condition which would otherwise occur has not already been waived),

the parties will consult in good faith with a view to determining whether:

(iii) the Scheme or a transaction that results in Westpac and its Related Bodies Corporate having beneficial ownership of all the St.George Shares may proceed by way of alternative means or methods;

(iv) to extend the relevant time or date for satisfaction of the Condition or the Sunset Date; or

(v) to change the date of the application to be made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme or adjourning that application (as applicable) to another date agreed by the parties and, if required, approved by the Court.

(b) If St.George and Westpac are unable to reach agreement under sub-paragraphs (iii), (iv) or (v) within the Required Consultation Period (as defined below), either party may, provided that Condition is for the benefit of that party and that party has otherwise fully complied with its obligations under this clause 3, terminate this Agreement by notice in writing to the other without any liability to the other in which case clause 16.5 will have effect.

(c) For the purposes of clause 3.6(b), the ***Required Consultation Period*** is the shorter of:

(i) five Business Days after both parties becoming aware that sub-paragraph (a)(i) or (a)(ii) above (as the case may be) is triggered; and

(ii) the period commencing at the time both parties become aware that sub-paragraph (a)(i) or (a)(ii) above, as the case may be, is triggered and ending at 8.00 am on the Court Approval Date.

4. Scheme

4.1 Outline of Scheme

Subject to the terms and conditions of this Agreement, St.George agrees to propose the Scheme under which all of the St.George Shares held by Scheme Participants on the Scheme Record Date will be transferred to Westpac and the Scheme Participants will be entitled to receive the Scheme Consideration.

4.2 Scheme Consideration

(a) Westpac covenants in favour of St.George (in its own right and as trustee on behalf of the Scheme Participants) that. in consideration for the transfer to Westpac of each St.George Share held by a Scheme Participant under the terms of the Scheme, it will on the Implementation Date:

(i) accept that transfer; and

(ii) issue to each Scheme Participant 1.31 Westpac Shares for each St.George Share held by that Scheme Participant on the Scheme Record Date (the ***Scheme Consideration***).

(b) Any fractional entitlement to a part of a New Westpac Share (being a Westpac Share to be issued pursuant to the Scheme as Scheme Consideration):

(i) which is 0.5 or greater will be rounded up to the nearest whole number of Westpac Shares; and

(ii) which is less than 0.5 will be rounded down to the nearest whole number of Westpac Shares.

(c) Westpac covenants in favour of St.George (in its own right and on behalf of the Scheme Participants) that, upon issue:

(i) the New Westpac Shares will rank equally in all respects with all existing Westpac Shares, other than with respect to the Westpac 2008 Final Dividend to which holders of New Westpac Shares will not be entitled; and

(ii) each New Westpac Share will be fully paid and free from any mortgage, charge, lien, encumbrance or other security interest.

4.3 Ineligible Foreign Shareholders

The New Westpac Shares to which an Ineligible Foreign Shareholder would otherwise have become entitled will be issued to a nominee appointed by Westpac who will, in accordance with the Scheme, sell those New Westpac Shares and pay the proceeds received, after deducting any applicable brokerage, stamp duty and other taxes and charges, to the Ineligible Foreign Shareholder. Westpac agrees to appoint the nominee at least 2 weeks prior to the Scheme Meeting. The identity of the nominee and the terms and conditions of the appointment of the nominee are subject to St.George's prior approval, acting reasonably.

5. Other St.George Securities

5.1 SAINTS

(a) Subject to paragraph (b), St.George and Westpac agree to discuss in good faith, and with a view to agreeing, a proposal by which:

(i) Westpac would acquire all of the SAINTS for cash consideration; or

(ii) all of the SAINTS would be cancelled or bought back for cash consideration to be provided by Westpac,

in either case for a cash consideration per SAINT equal to the face value of the SAINT and any accrued dividends that would be payable in accordance with the terms of issue of the SAINTS where such dividends are not payable under clause 12.1(c) (a ***SAINTS Proposal***).

(b) The parties acknowledge and agree that any SAINTS Proposal is to be formulated subject to the following matters:

(i) the implementation of the SAINTS Proposal would be subject to, and conditional upon, the Scheme becoming Effective; and

(ii) if the SAINTS Proposal is to be in the form of a scheme of arrangement between St.George and SAINTS holders, that scheme will also need to be subject to:

(A) the approval by the requisite majorities of SAINTS holders under section 411(4) of the Corporations Act;

(B) Court approval in accordance with section 411(4)(b) of the Corporations Act; and

(C) if required, approval from APRA.

(c) If a SAINTS Proposal cannot be agreed, or is not approved by SAINTS holders, it is the intention of Westpac to acquire the SAINTS after the Implementation Date in accordance with Part 6A.2 of the Corporations Act.

5.2 SPS, CPS and CPS II

(a) Subject to the Scheme becoming Effective, no later than 5 Business Days after the Effective Date, St.George will serve an Exchange Notice in respect of all the SPS, CPS and CPS II nominating the exchange mechanism determined by Westpac (being any or a combination of redemption, buy-back or cancellation) and, in the case of a redemption only, the Implementation Date as the Exchange Date.

(b) If requested by St.George, Westpac will provide St.George with funds to redeem, buy-back and/or cancel (as applicable) the SPS, CPS and CPS II, provided that to the extent that Westpac elects redemption as the exchange mechanism, Westpac must subscribe for shares in St.George on, or one Business Day before, the Implementation Date in sufficient amounts to fund such redemption.

5.3 Employee Options

The parties agree to discuss in good faith and co-operate with each other with a view to developing and agreeing a proposal to ensure that, subject to the Scheme becoming Effective, no Employee Options will be in existence after the Implementation Date.

5.4 Compulsory acquisition

Westpac agrees that any equity securities of St.George which remain in issue after the Implementation Date, including Borrower Shares and Depositor Shares, will be acquired by Westpac in accordance with Part 6A.2 of the Corporations Act or by some other means determined by Westpac.

6. Implementation Steps

6.1 St.George's obligations

Subject to the terms of this Agreement, St.George must do all things as may be reasonably necessary or expedient on its part for the implementation and performance of the Scheme, in each case, so far as reasonably practicable, in accordance with the Timetable, including the following:

(a) **Independent Expert**: appoint the Independent Expert, and provide any assistance and information reasonably requested by the Independent Expert to enable it to prepare its report for inclusion in the Scheme Booklet;

(b) **Preparation of Scheme Booklet**: prepare and despatch the Scheme Booklet in relation to the Scheme, which must:

(i) contain all information necessary to ensure that the Scheme Booklet complies with all applicable laws and in particular with the Corporations Act, RG 60, RG 142 and the ASX Listing Rules; and

(ii) not be misleading or deceptive in any material respect (whether by omission or otherwise);

(c) **Investigating Accountant**: provide any assistance and information reasonably requested by the Investigating Accountant to enable it to prepare the Investigating Accountant's Report;

(d) **Drafts of Scheme Booklet**: provide to Westpac drafts of the Scheme Booklet in a timely manner and take into account in good faith the reasonable comments of Westpac and its Representatives in relation thereto when preparing revised drafts of the Scheme Booklet;

(e) **Approval of ASIC Review Draft**: as soon as practicable after preparation of the ASIC Review Draft, procure that a meeting of the St.George Board is convened to approve the ASIC Review Draft as being in a form appropriate for provision to ASIC for review;

(f) **Lodgement of ASIC Review Draft**: as soon as practicable after the St.George Board meeting referred to in paragraph (e) above, provide a copy of the ASIC Review Draft to ASIC, as required by section 411(2) of the Corporations Act;

(g) **ASIC Review Period**: during the ASIC Review Period, keep Westpac informed of any matters raised by ASIC in relation to the Scheme Booklet, and use best endeavours, in co-operation with Westpac, to resolve any such matters;

(h) **Approval of Scheme Booklet**: as soon as practicable after the end of the ASIC Review Period, procure that a meeting of the St.George Board is convened to approve the Scheme Booklet for despatch to St.George Shareholders, provided however that the St.George Board has no obligation to do this until such time as it considers the Conditions in clauses 3.1(a), 3.1(b), 3.1(c), 3.1(e), 3.1(f) and 3.1(h) are or will be satisfied;

(i) **ASIC registration**: request ASIC to register the Scheme Booklet in accordance with section 412(6) of the Corporations Act;

(j) **Application to Court**: apply to the Court for an order under section 411(1) of the Corporations Act directing St.George to convene the Scheme Meeting, provided however that St.George has no obligation to apply to the Court for orders under section 411(1) of the Corporations Act convening the Scheme Meeting until such time as it considers the Conditions in clauses 3.1(a), 3.1(b), 3.1(c), 3.1(e), 3.1(f) and 3.1(h) are or will be satisfied;

(k) **Scheme Meeting**: promptly convene the Scheme Meeting in accordance with the Court order, and put the resolution described in paragraph (a) of the definition of "Shareholder Resolutions" to St.George Shareholders at the Scheme Meeting;

(l) **St.George EGM**: if the Court directs St.George to convene the Scheme Meeting, convene an extraordinary general meeting of St.George Shareholders (the ***St.George EGM***) to be held immediately before the Scheme Meeting, and put the resolution described in paragraph (b) of the definition of "Shareholder Resolutions" to St.George Shareholders at the St.George EGM;

(m) **Section 411(17)(b) statement**: apply to ASIC for the production of a statement pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;

(n) **Court approval**: if the Shareholder Resolutions are passed by the requisite majorities of St.George Shareholders, as soon as practicable after such time apply to the Court for an order approving the Scheme in accordance with sections 411(4)(b) and 411(6) of the Corporations Act;

(o) **Completion steps:**

(i) if the Court approves the Scheme in accordance with sections 411(4)(b) and 411(6) of the Corporations Act, as soon as practicable after such time lodge with ASIC an office copy of the order approving the Scheme in accordance with section 411(10) of the Corporations Act;

(ii) close the Register as at the Scheme Record Date to determine the identity of the Scheme Participants and their entitlements to the Scheme Consideration;

(iii) subject to Westpac satisfying its obligations under clause 4.2, on the Implementation Date:

(A) execute proper instruments of transfer of and effect transfer of the St.George Shares to Westpac or a Related Body Corporate of Westpac in accordance with the Scheme; and

(B) register all transfers of St.George Shares held by Scheme Participants to Westpac;

(iv) provide all necessary information about the Scheme Participants that Westpac reasonably requires in order for Westpac to provide the Scheme Consideration to the Scheme Participants in accordance with the Scheme; and

(v) do all other things contemplated by or necessary to give effect to the Scheme and the orders of the Court;

(p) **New information for Scheme Booklet**: if at any time between the end of the ASIC Review Period and the Court Approval Date, St.George becomes aware either:

(i) of new information which, were it known at the time the Scheme Booklet was prepared should have been included in the Scheme Booklet; or

(ii) that any part of the St.George Information in the Scheme Booklet is misleading or deceptive in a material respect (whether by omission or otherwise),

then, in either case, St.George will advise Westpac of that information and, if considered by St.George that supplementary disclosure is required, provide supplementary disclosure to St.George Shareholders.

6.2 Register details

(a) St.George must give all necessary directions to the Share Registry to ensure that any information Westpac reasonably requests in relation to the St.George Share Register and the Scheme Participants, including any CHESS sub-register and any issuer-sponsored subregister, is as soon as reasonably practicable provided to Westpac and, where requested by Westpac, St.George must procure that such information is made available to Westpac in such electronic form as is reasonably requested by Westpac.

(b) St.George must upon request by Westpac as soon as reasonably practicable provide to Westpac a copy of the register maintained by St.George in accordance with section 672DA of the Corporations Act and any information which it has and which is required to be included in that register but which has not been included at the date the request is made.

6.3 Westpac's obligations

Westpac must do all things as may be reasonably necessary or expedient on its part for the implementation and performance of the Scheme, in each case so far as reasonably practicable, in accordance with the Timetable, including:

(a) **Investigating Accountant**: appoint the Investigating Accountant, and provide any assistance and information reasonably requested by the Investigating Accountant to enable it to prepare the Investigating Accountant's Report;

(b) **Information for Scheme Booklet**: provide the Westpac Information and Investigating Accountant's Report to St.George for inclusion in the Scheme Booklet. The Westpac Information must:

(i) contain all information about Westpac and the Merged Entity necessary to ensure that the Scheme Booklet complies with all applicable laws and in particular with the Corporations Act, RG 60, RG 142 and the ASX Listing Rules;

(ii) without limiting the generality of sub-paragraph (i), include all information that would be required under section 636(1)(g) of the Corporations Act if the Scheme Booklet was a bidder's statement offering the New Westpac Shares as consideration under a takeover bid; and

(iii) not be misleading or deceptive in any material respect (whether by omission or otherwise);

(c) **Independent Expert information**: provide any assistance and information reasonably requested by St.George or by the Independent Expert in connection with the preparation of the Independent Expert's Report;

(d) **New information for Scheme Booklet**: if at any time between the end of the ASIC Review Period and the Court Approval Date, Westpac becomes aware either:

(i) of new information which, were it known at the time the Scheme Booklet was prepared should have been included in the Westpac Information that is included in the Scheme Booklet; or

(ii) that any part of the Westpac Information is misleading or deceptive in a material respect (whether by omission or otherwise),

then, in either case, advise St.George of that so that St.George can determine whether supplementary disclosure to St.George Shareholders is required;

(e) **Consent**: provide a consent in such form as St.George reasonably requires in relation to the inclusion of the Westpac Information in the Scheme Booklet;

(f) **Deed Poll**: prior to the ASIC Review Draft being submitted to ASIC as contemplated by clause 6.1(f), execute the Deed Poll; and

(g) **Scheme Consideration**: if the Scheme becomes Effective, provide the Scheme Consideration in accordance with the Deed Poll on the Implementation Date, and otherwise satisfy its obligations under the Deed Poll.

6.4 Assistance of officers and advisers

Each party must procure that its Representatives work in good faith and in a timely and co-operative manner with the other party to implement the Scheme in accordance with this Agreement.

6.5 Board changes

On the Implementation Date:

(a) such persons as nominated by Westpac will be appointed to the St.George Board and such persons as requested by Westpac will retire from the St.George Board;

(b) 3 current St.George directors as agreed by Westpac will be appointed to the Westpac Board;

(c) the Chairman of St.George, who will be one of the 3 St.George nominees, will be appointed as Deputy Chairman of Westpac; and

(d) the remaining members of the Westpac Board will comprise the Chief Executive Officer of Westpac and up to 7 non-executive directors.

6.6 Scheme Booklet responsibility statements

The responsibility statement to appear in the Scheme Booklet, in a form to be agreed by the parties, will contain words to the effect that:

(a) St.George has provided, and is responsible for, the St.George Information in the Scheme Booklet, and that Westpac and its directors and officers do not assume any responsibility for the accuracy or completeness of that St.George Information;

(b) Westpac has provided, and is responsible for, the Westpac Information, and that St.George and its directors and officers do not assume any responsibility for the accuracy or completeness of that Westpac Information except to the extent that St.George has provided Westpac with information for the purpose of Westpac preparing information on the Merged Entity;

(c) the Independent Expert has provided and is responsible for the Independent Expert's Report, and that:

(i) Westpac and its directors and officers do not assume any responsibility for the accuracy or completeness of the Independent Expert's Report; and

(ii) St.George and its directors and officers do not assume any responsibility for the accuracy or completeness of the Independent Expert's Report; and

(d) the accounting firm that has been engaged by Westpac to prepare the Investigating Accountant's Report has provided and is responsible for that report, and that:

(i) Westpac and its directors and officers do not assume any responsibility for the accuracy or completeness of the Investigating Accountant's Report; and

(ii) St.George and its directors and officers do not assume any responsibility for the accuracy or completeness of the Investigating Accountant's Report.

7. Implementation Committee

7.1 Establishment

Promptly following the execution of this Agreement, the parties shall establish an implementation committee (the ***Implementation Committee***) to act as a forum for consultation and planning between the parties in relation to the implementation of the Scheme. The Implementation Committee, once established, shall remain in existence until the earlier of the Scheme Record Date and the termination of this Agreement in accordance with its terms (the ***Disbandment Date***).

7.2 Membership

The Implementation Committee shall comprise up to 5 representatives of Westpac and up to 5 representatives of St.George, and such other persons as the parties agree from time to time.

7.3 Functions

The specific functions of the Implementation Committee shall be as follows:

(a) to develop a framework or broad set of protocols to facilitate Communications between the parties in relation to the Scheme from the Announcement Date until the Effective Date;

(b) to act as the primary forum for the parties to agree on the form and content of the Scheme Booklet, and this will involve (among other things) using its reasonable endeavours to resolve any dispute regarding the content of the draft Scheme Booklet;

(c) where required, approve matters pursuant to clause 11;

(d) act as the primary forum for the parties to consult and/or agree on the matters requiring consultation and/or agreement under clause 18; and

(e) such other matters as the Implementation Committee sees fit to carry out its role as a forum for consultation and planning between the parties in relation to the implementation of the Scheme.

7.4 Meetings of Implementation Committee

The Implementation Committee must meet as often as is reasonably required and at least once per week until the Disbandment Date.

7.5 No partnership

Subject to this Agreement, nothing in this clause 7 requires either party to act at the direction of the other. The business of each party and its Related Bodies Corporate will continue to operate independently of the other until the Implementation Date. The parties agree that nothing in this Agreement shall constitute the relationship of a partnership or a joint venture between the parties.

7.6 Integration planning

After the First Court Date the role of the Implementation Committee will be expanded to act as a forum for consultation and planning for the transition of the ownership of St.George and its businesses to Westpac and the smooth implementation of Westpac's plans for those businesses following the implementation of the Scheme. As part of this process, the parties will ensure that their respective Treasurers meet on a weekly basis to discuss and exchange information on the

funding positions of St.George and Westpac including their respective funding plans, wholesale funding requirements and debt maturity profiles on a rolling six monthly basis.

8. Meetings and Court Approvals

8.1 Court refuses to make orders

(a) If the Court refuses to make an order under sub-section 411(1) of the Corporations Act to convene the Scheme Meeting or to make an order to approve the Scheme under sub-section 411(4)(b) of the Corporations Act, St.George must appeal the Court's decision to the fullest extent possible except where:

(i) the parties agree otherwise; or

(ii) the parties are advised by their respective legal counsel that an appeal would have either no reasonable prospect or a low probability of success; or

(iii) the St.George Directors have withdrawn their recommendation in relation to the Scheme pursuant to clause 9.

(b) The costs of any appeal shall be borne equally by the parties unless the St.George Board in good faith determines that, in its view, it is not in St.George's best interests to bring the appeal having regard to (without limitation) the costs and prospects of success. In this event, if Westpac still requires that an appeal should be brought, Westpac must bear all of the costs thereof.

8.2 Scheme voted down

(a) If:

(i) prior to the Scheme Meeting a party reasonably believes that there is evidence to suggest that Share Splitting has taken place to a material extent; or

(ii) the Scheme is not approved by St.George Shareholders at the Scheme Meeting by reason of the non-satisfaction of the Headcount Test,

then, in either case, St.George shall provide to Westpac and its Representatives, for such period and at such times as Westpac reasonably requires, access to the Register for the purpose of investigating whether Share Splitting may have occurred or may have caused or materially contributed to the Headcount Test not having been satisfied.

(b) St.George must, and must procure that its Representatives and Share Registry, co-operate with and provide Westpac and its Representatives with all such assistance as they reasonably require in connection with their investigations under clause 8.2(a).

(c) In addition to Westpac undertaking an investigation as to whether Share Splitting has taken place, St.George must, upon the reasonable request of Westpac, as soon as reasonably practicable, investigate whether Share Splitting has taken place and report the findings of that investigation to Westpac, including, without limitation, the extent to which it appears that the Share Splitting has caused or materially contributed to the Headcount Test not having been satisfied. However, the parties acknowledge that, in practice, it may be difficult to determine the extent to which Share Splitting has occurred.

(d) If, following the investigations under this clause 8.2, both parties consider that Share Splitting may have caused or materially contributed to the Headcount Test not having been satisfied then St.George must:

(i) seek Court approval of the Scheme under subsection 411(4)(b) of the Corporations Act, notwithstanding that the Headcount Test has not been satisfied; and

(ii) make such submissions to the Court and file such evidence in connection with the application as Westpac reasonably requires.

9. Recommendation of Scheme

9.1 St.George Board recommendation

St.George represents to Westpac that, subject to clause 9.2, the St.George Board will:

(a) unanimously recommend the Scheme subject only to the qualifications that no superior proposal emerges and the Independent Expert's Report stating that the Scheme is in the best interests of St.George Shareholders; and

(b) provide reasons for that recommendation in the Scheme Booklet.

9.2 Changes in St.George Board recommendation

The St.George Board will not withdraw or change a recommendation described in clause 9.1 unless the St.George Board has determined in good faith and acting reasonably, after having obtained written advice from its legal and, if appropriate, its financial advisers, that:

(a) the St.George Directors are by virtue of their fiduciary or statutory duties:

(i) no longer able to recommend to St.George Shareholders that the Scheme be approved; or

(ii) no longer consider that the Scheme is in the best interests of St.George Shareholders and accordingly are required to withdraw such recommendation,

provided that the St.George Board may only withdraw or change its recommendation pursuant to this paragraph (a) if St.George has first made reasonable endeavours to consult with Westpac as to the matters, occurrences or events that would give rise to consideration of the withdrawal or change of recommendation; or

(b) a Competing Transaction constitutes a superior proposal to the Scheme.

10. Conduct at Court Proceedings

(a) St.George and Westpac are entitled to separate representation at all Court proceedings relating to the Scheme.

(b) Nothing in this Agreement shall be taken to give a party any right or power to give undertakings to the Court for or on behalf of the other party without that party's consent.

(c) Each party must give all undertakings to the Court in all Court proceedings which are reasonably required to obtain Court approval and confirmation of the Scheme.

11. Conduct of Business

11.1 Conduct by St.George

(a) From the date of this Agreement until the earlier of the Implementation Date, the Sunset Date and the date when this Agreement is terminated, St.George must, and must cause the members of the St.George Group to, conduct their respective businesses only in, and not take any action except in, the ordinary course and consistent with past practice or as contemplated by this Agreement or otherwise agreed by Westpac (such agreement not to be unreasonably withheld or delayed).

(b) Without limiting paragraph (a), St.George must use reasonable endeavours to ensure that it and the other entities in the St.George Group:

(i) maintain their businesses and assets; and

(ii) preserve their relationships with customers, suppliers, licensors, licensees, joint venturers and others with whom they have business dealings.

(c) Without limiting paragraph (a), St.George must not and must ensure that the other entities in the St.George Group do not (without the prior written consent of Westpac, such consent not to be unreasonably withheld or delayed):

(i) approve a new exposure or increase an existing exposure beyond the financial limits contemplated in St.George's prudential limits as Disclosed to Westpac to any one counter party, except money market, treasury and foreign exchange transactions in the ordinary course of business and in accordance with existing risk management policies;

(ii) do anything, or refrain from doing anything, such that the aggregate of the following exceeds a specified amount as agreed between the parties:

(A) the amount of the St.George Group's other deposits (as referred to on page 51 of St.George's Appendix 4D for the St.George 2008 Financial Half Year Results);

(B) the amount of the St.George Group's offshore borrowings (as referred to on page 51 of St.George's Appendix 4D for the St.George 2008 Financial Half Year Results);

(C) the amount of the St.George Group's domestic borrowings of the St.George Group (as referred to on page 51 of St.George's Appendix 4D for the St.George 2008 Financial Half Year Results);

(D) the amount of the St.George Group's subordinated debt of the St.George Group (as referred to on page 51 of St.George's Appendix 4D for the St.George 2008 Financial Half Year Results);

(E) the amount of the St.George Group's securitisation and asset backed conduit funding of the St.George Group (as referred to on page 51 of St.George's Appendix 4D for the St.George 2008 Financial Half Year Results); and

(F) the amount of the St.George Group's bank acceptances included in total liabilities (as referred to on page 9 of St.George's Appendix 4D for the St.George 2008 Financial Half Year Results);

(iii) dispose or agree to dispose of any securities, business, asset, interest in a joint venture, entity or undertaking (excluding trading and liquidity portfolio assets and customer acceptances), the value of which exceeds $150 million, or any securities, businesses, assets, joint venture interests, entities or undertakings (excluding trading and liquidity portfolio assets and customer acceptances) the aggregate value of which exceeds $300 million, to any person other than another entity in the St.George Group;

(iv) acquire or agree to acquire any securities, business, asset, interest in a joint venture, entity or undertaking (excluding trading and liquidity portfolio assets) for a price that exceeds $150 million, or any securities, businesses, assets, joint venture interests, entities or undertakings (excluding trading and liquidity portfolio assets) the aggregate value of which exceeds $300 million, from a person other than another entity in the St.George Group;

(v) either:

(A) enter into a new employment contract with an existing or potential employee of the St.George Group; or

(B) amend an employment contract with an existing employee of the St.George Group,

in respect of which the total employment costs payable to that existing or potential employee is in excess of $1 million per annum, provided that nothing in this sub-paragraph (v) prevents St.George from exceeding that threshold in respect of any individual existing employee in connection with St.George's annual performance review process where:

(C) St.George has determined the total employment cost for that employee based on the extent to which performance criteria applicable to that employee have been satisfied and consistent with St.George's usual practices and policies in connection with remuneration reviews; and

(D) St.George has first consulted with Westpac;

(vi) settle any legal proceedings, claim, investigation, arbitration or other like proceedings where the amount claimed exceeds $20 million;

(vii) materially amend any arrangement with its financial advisers in respect of the transactions contemplated by this Agreement; or

(viii) authorise, commit or agree to do any of the matters set out above.

(d) The obligations of St.George under paragraphs (a), (b) and (c) do not apply to actions undertaken by St.George or any member of the St.George Group:

(i) which are required to be undertaken pursuant to this Agreement or the Transaction or are otherwise required by law;

(ii) which have been Disclosed by St.George;

(iii) without limiting the generality of sub-paragraph (i), in accordance with contractual obligations that exist as at the date of this Agreement, provided such obligations have been Disclosed by St.George; or

(iv) which is unanimously approved by the Implementation Committee.

11.2 Conduct by Westpac

(a) From the date of this Agreement until the earlier of the Implementation Date, the Sunset Date and the date when this Agreement is terminated, Westpac must, and must cause the members of the Westpac Group to, conduct their respective businesses only in, and not take any action except in, the ordinary course and consistent with past practice or as contemplated by this agreement or otherwise agreed by St.George (such agreement not to be unreasonably withheld or delayed).

(b) The obligations of Westpac under paragraph (a) do not apply to actions undertaken by Westpac or any member of the Westpac Group:

(i) which are required to be undertaken pursuant to this Agreement or the Transaction or are otherwise required by law;

(ii) which have been Disclosed by Westpac;

(iii) without limiting the generality of sub-paragraph (i), in accordance with contractual obligations that exist as at the date of this Agreement, provided such obligations have been Disclosed by Westpac; or

(iv) which is unanimously approved by the Implementation Committee.

11.3 St.George securities

If:

(a) a regulatory event or tax event occurs under the terms of the SAINTS, SPS, CPS or CPS II and St.George elects to exchange the relevant securities in accordance with their terms of issue; or

(b) St.George determines, after consulting with APRA, that St.George should issue additional equity securities for the purpose of maintaining its regulatory capital ratios,

then St.George may issue new equity securities for the purpose of maintaining its regulatory capital ratios, provided that it first consults with Westpac. St.George acknowledges that such exchange or issue of new equity securities may despite anything in this Agreement be treated by Westpac in its absolute discretion as a St.George Prescribed Occurrence.

12. Dividends

12.1 St.George dividends

It is agreed that the declaration, payment or distribution by St.George of any of the following dividends on St.George shares will not constitute a St.George Prescribed Occurrence for the purposes of clause 3.1(j):

(a) the payment of the St.George 2008 Interim Dividend;

(b) the declaration and/or payment of any St.George 2008 Final Dividend in accordance with clause 12.3(a); or

(c) the declaration and/or payment of any dividend on SAINTS, SPS, CPS or CPS II in accordance with their respective terms of issue.

12.2 Westpac dividends

It is agreed that the declaration, payment or distribution by Westpac of any of the following dividends on Westpac shares will not constitute a Westpac Prescribed Occurrence for the purposes of clause 3.1(m):

(a) the payment of the Westpac 2008 Interim Dividend;

(b) the declaration and/or payment of any Westpac 2008 Final Dividend in accordance with clause 12.3(b); or

(c) the declaration and/or payment of any dividend on any Westpac shares (other than Westpac Shares) in accordance with their respective terms of issue.

12.3 2008 final dividends

(a) Any St.George 2008 Final Dividend declared and/or paid by the St. George Board must be declared and paid in accordance with the following:

(i) it will be announced on the earlier of:

(A) the date of the Scheme Meeting; or

(B) the date on which St.George releases it financial results for the 2008 Financial Year;

(ii) it will be for an amount which:

(A) does not exceed $0.97 per St.George Share; and

(B) is consistent with St.George's normal dividend payout ratio determined by St. George after discussing the matter in good faith with Westpac, but which may not under any circumstances exceed 85% of St. George's cash profits for the 2008 Financial Year; and

(C) is based on:

(1) St.George's cash profits for the 2008 Financial Year as disclosed in the Appendix 4E lodged with ASX for the 2008 Financial Year; or

(2) if St.George's Appendix 4E for the 2008 Financial Year has not been lodged with ASX, the estimated cash profits of St.George for the 2008 Financial Year as determined in accordance with clause 12.5;

(iii) it will be paid on the earlier of 18 December 2008 and the date that the Westpac 2008 Final Dividend is paid; and

(iv) the St.George Dividend Reinvestment Plan will be suspended and will not operate in relation to the St.George 2008 Final Dividend.

(b) Any Westpac 2008 Final Dividend that is declared and/or paid by the Westpac Board must be for an amount which:

(i) does not exceed $0.74 per Westpac Share; and

(ii) is consistent with Westpac's normal dividend payout ratio determined by Westpac after discussing the matter in good faith with St. George, but which may not under any circumstances exceed 80% of Westpac's cash earnings as disclosed in its Appendix 4E lodged with ASX for the 2008 Financial Year.

12.4 Record date for St.George final dividend

St.George and Westpac will co-operate and use their best endeavours to ensure that the Scheme Record Date and the record date for the St.George 2008 Final Dividend occur on the same day, provided that this does not result in the record date for the St.George 2008 Final Dividend occurring later than Friday 28 November 2008.

12.5 Estimate of cash profits

If clause 12.3(a)(ii)(C)(2) applies:

(a) St.George must, at least 10 Business Days before the date of the Scheme Meeting, notify Westpac of its reasonable estimate of the cash profits of St.George for the 2008 Financial Year and provide Westpac with sufficient information to enable it to review that estimate (the ***Estimated Amount***);

(b) St.George and Westpac must then use their reasonable endeavours to agree on the Estimated Amount within 5 Business Days;

(c) failing agreement between St.George and Westpac, the cash profits will be as agreed by the respective auditors of St.George and Westpac within a further 5 Business Days; and

(d) failing agreement between the respective auditors of St.George and Westpac before the date of the Scheme Meeting, the cash profits will be the arithmetic average of the auditors' estimates.

13. Representations and Warranties

13.1 St.George Warranties

(a) St.George represents and warrants to Westpac that each of the representations and warranties set out in paragraph (b) is true and correct:

(i) as at the date of this Agreement and as at 8.00am on the Court Approval Date; or

(ii) where expressed, at the time at which the representation or warranty is expressed to be given.

(b) St.George represents and warrants to Westpac that:

(i) the St.George Information:

(A) will be prepared in good faith and on the understanding that each of the Westpac Indemnified Parties will rely on that information for the purposes of considering and approving the Westpac Information in the Scheme Booklet;

(B) will be true and correct in all material respects as at the date the Scheme Booklet is despatched to St.George Shareholders;

(C) will comply with all applicable laws and in particular the Corporations Act, RG 60, RG 142 and the ASX Listing Rules; and

(D) as at the date the Scheme Booklet is sent to St.George Shareholders, will not contain any statement which is misleading or deceptive in any material respect (whether by omission or otherwise);

(ii) it will, as a continuing obligation, provide Westpac with all further or new information which may arise after the Scheme Booklet has been despatched until the date of the Scheme Meeting which is necessary to ensure that the St.George Information, in the form and context in which that information appears in the version of the Scheme Booklet sent to St.George Shareholders, is not misleading or deceptive in any material respect (whether by omission or otherwise);

(iii) all information provided by or on behalf of St.George to the Independent Expert to enable the Independent Expert's Report to be included in the Scheme Booklet to be prepared and completed will be provided in good faith and on the understanding that the Independent Expert will rely upon that information for the purpose of preparing the Independent Expert's report for inclusion in the Scheme Booklet;

(iv) all of the information provided by or on behalf of St.George to the Investigating Accountant to enable the Investigating Accountant's Report to be included in the Scheme Booklet to be prepared and completed will be provided in good faith and on the understanding that the Investigating Accountant will rely on that information for the purpose of preparing the Investigating Accountant's report for inclusion in the Scheme Booklet;

(v) it is a corporation validly existing under the laws of its place of incorporation;

(vi) it has the corporate power to enter into and perform its obligations under this Agreement and to carry out the transactions contemplated by this Agreement;

(vii) it has taken all necessary corporate action to authorise the entry into of this Agreement and has taken or will take all necessary corporate action to authorise the performance of this Agreement and to carry out the transactions contemplated by this Agreement;

(viii) this Agreement is valid and binding upon it and the execution and performance of this Agreement will not result in a breach or default under:

(A) the St.George Constitution; or

(B) any writ, order or injunction, judgment, law, rule or regulation to which it is party or by which it is bound,

other than such exceptions in the case of sub-paragraph (B) as would not be reasonably expected to have a material adverse effect on St.George's ability to perform its obligations under this Agreement;

(ix) St.George is solvent and no resolutions have been passed nor has any other step been taken or legal proceedings commenced or threatened against it for its winding up or dissolution or for the appointment of a liquidator, receiver, administrator or similar officers over any or all of its assets;

(x) St.George is not in breach of its continuous disclosure obligations under the Corporations Act and the ASX Listing Rules and is not relying on the carve-out in ASX Listing Rule 3.1A to withhold any information from disclosure; and

(xi) as at the date of this Agreement, there are:

(A) 561,059,442 St.George Shares on issue;

(B) 3,500,000 SAINTS on issue;

(C) 1,500,000 SPS on issue;

(D) 3,250,000 CPS on issue;

(E) 4,000,000 CPS II on issue;

(F) 191,025 redeemable preference depositor shares on issue;

(G) 2,626 redeemable preference borrower shares on issue; and

(H) 1,766,199 Employee Options.

13.2 Westpac Warranties

(a) Westpac represents and warrants to St.George that each of the representations and warranties set out in paragraphs (b) and (c) is true and correct:

(i) as at the date of this Agreement and as at 8.00am on the Court Approval Date; or

(ii) where expressed, at the time at which the representation or warranty is expressed to be given.

(b) Westpac represents and warrants to St.George that:

(i) the Westpac Information:

(A) will be prepared in good faith and on the understanding that each of the St.George Indemnified Parties will rely on that information to prepare the Scheme Booklet and to propose and implement the Scheme in accordance with the Corporations Act;

(B) will be true and correct in all material respects as at the date the Scheme Booklet is despatched to St.George Shareholders;

(C) will comply with all applicable laws and in particular the Corporations Act, RG 60, RG 142 and the ASX Listing Rules, having regard to clause 6.3(b); and

(D) as at the date the Scheme Booklet is sent to St.George Shareholders, will not contain any statement which is misleading or deceptive in any material respect (whether by omission or otherwise);

(ii) it will, as a continuing obligation, provide St.George with all further or new information which may arise after the Scheme Booklet has been despatched until the date of the Scheme Meeting which is necessary to ensure that the Westpac Information, in the form and context in which that information appears in the version of the Scheme Booklet sent to St.George Shareholders, is not misleading or deceptive in any material respect (whether by omission or otherwise);

(iii) all information provided by or on behalf of Westpac to the Independent Expert to enable the Independent Expert's Report to be included in the Scheme Booklet to be prepared and completed will be provided in good faith and on the understanding that the Independent Expert will rely upon that information for the purpose of preparing the Independent Expert's Report for inclusion in the Scheme Booklet;

(iv) all of the information provided by or on behalf of Westpac to the Investigating Accountant to enable the Investigating Accountant's Report to be included in the Scheme Booklet to be prepared and completed will be provided in good faith and on the understanding that the Investigating Accountant will rely on that information for the purpose of preparing the Investigating Accountant's report for inclusion in the Scheme Booklet;

(v) it is a corporation validly existing under the laws of its place of incorporation;

(vi) it has the corporate power to enter into and perform its obligations under this Agreement and to carry out the transactions contemplated by this Agreement;

(vii) it has taken all necessary corporate action to authorise the entry into of this Agreement and has taken or will take all necessary corporate action to authorise the performance of this Agreement and to carry out the transactions contemplated by this Agreement;

(viii) this Agreement is valid and binding upon it and the execution and performance of this Agreement will not result in a breach or default under:

(A) Westpac's constitution; or

(B) any writ, order or injunction, judgment, law, rule or regulation to which it is party or by which it is bound,

other than such exceptions in the case of sub-paragraph (B) as would not be reasonably expected to have a material adverse effect on Westpac's ability to perform its obligations under this Agreement;

(ix) Westpac is solvent and no resolutions have been passed nor has any other step been taken or legal proceedings commenced or threatened against it for its winding up or dissolution or for the appointment of a liquidator, receiver, administrator or similar officers over any or all of its assets; and

(x) Westpac is not in breach of its continuous disclosure obligations under the Corporations Act and the ASX Listing Rules and is not relying on the carve-out in ASX Listing Rule 3.1A to withhold any information from disclosure.

(c) Westpac represents and warrants in favour of St.George (in its own right and on behalf of the Scheme Participants) that:

(i) upon issue:

(A) the New Westpac Shares will rank equally in all respects with all existing Westpac Shares, other than in respect of the Westpac 2008 Final Dividend to which holders of New Westpac Shares will not be entitled; and

(B) each New Westpac Share will be fully paid and free from any mortgage, charge, lien, encumbrance or other security interest; and

(ii) it will not make any election under any applicable tax legislation or rulings made by a Government Agency (including the Australian Tax Office) pursuant to such legislation to prevent a capital gains tax (***CGT***) scrip-for-scrip rollover from being available to Scheme Participants who exchange St.George Shares for New Westpac Shares under the Scheme.

13.3 Reliance by parties

Each party (the ***Representor***) acknowledges that:

(a) in entering into this Agreement the other party has relied on the representations and warranties provided by the Representor in clause 13.1 or 13.2 (as applicable); and

(b) any breach of the representations and warranties provided by the Representor in clause 13.1 or 13.2 (as applicable) after the Scheme becomes Effective may only give rise to a claim in damages and cannot result in a termination of this Agreement.

13.4 Survival of representations

Each St.George Warranty and Westpac Warranty :

(a) is severable;

(b) will survive the termination of this Agreement; and

(c) is given with the intent that liability under it will not be confined to breaches which are discovered prior to the time of termination of this Agreement.

13.5 Notification

A party (the ***Notifying Party***) will promptly advise the other in writing of:

(a) a representation or warranty provided in this Agreement by the Notifying Party becoming false; or

(b) a breach of this Agreement by the Notifying Party.

14. No Reliance on Due Diligence Information

14.1 Due diligence investigations

(a) Westpac acknowledges and agrees, both on its own behalf and on behalf of each of its Representatives, that:

(i) prior to entry into this Agreement, it and its Representatives have undertaken and concluded their own due diligence investigations in relation to the St.George Group, including access to data rooms, site visits, management presentations, interviews and discussions and access to St.George Group external auditors and advisers; and

(ii) in the course of those investigations and the negotiations and discussions between the parties prior to entry into this Agreement, St.George and its Representatives have provided to Westpac and its Representatives information in various forms in connection with the Transaction or relating to the St.George Group's past, present or future operations, affairs, business and/or strategic plans,

(the ***St.George Due Diligence Information***).

(b) St.George acknowledges and agrees, both on its own behalf and on behalf of each of its Representatives, that:

(i) prior to entry into this Agreement, it and its Representatives have undertaken and concluded their own due diligence investigations in relation to the Westpac Group, including access to data rooms, site visits, management presentations, interviews and discussions and access to Westpac Group external auditors and advisers; and

(ii) in the course of those investigations and the negotiations and discussions between the parties prior to entry into this Agreement, Westpac and its Representatives have provided to St.George and its Representatives information in various forms in connection with the Transaction or relating to the Westpac Group's past, present or future operations, affairs, business and/or strategic plans,

(the ***Westpac Due Diligence Information***).

14.2 No warranty by St.George or Westpac

(a) Subject to clauses 13.1 and 17.1, each of St.George and its Representatives:

(i) makes no representation or warranty:

(A) as to the accuracy, completeness or relevance of any of the St.George Due Diligence Information;

(B) that any of the St.George Due Diligence Information has been audited, verified or prepared with reasonable care; or

(C) that the St.George Due Diligence Information is the totality of the information that a person would require or expect to find in order to consider or evaluate the Transaction,

except that the St.George Due Diligence Information has been disclosed in good faith;

(ii) accepts no responsibility to Westpac, its Representatives or any other person for any false, inaccurate or misleading St.George Due Diligence Information or for any opinion formed or conclusion drawn by Westpac or its Representatives as a result of examining the St.George Due Diligence Information;

(iii) accepts no responsibility to inform Westpac of any matter arising or coming to the notice of St.George which may affect or qualify any St.George Due Diligence Information; and

(iv) is not liable for any loss of any kind (including, without limitation, any consequential or economic loss) arising from any inaccuracy, incompleteness or similar defect in the St.George Due Diligence Information or any default, negligence or lack of care in relation to the preparation or provision of the St.George Due Diligence Information.

(b) Subject to clauses 13.2 and 17.2, each of Westpac and its Representatives:

(i) makes no representation or warranty:

(A) as to the accuracy, completeness or relevance of any of the Westpac Due Diligence Information;

(B) that any of the Westpac Due Diligence Information has been audited, verified or prepared with reasonable care; or

(C) that the Westpac Due Diligence Information is the totality of the information that a person would require or expect to find in order to consider or evaluate the Transaction,

except that the Westpac Due Diligence Information has been disclosed in good faith;

(ii) accepts no responsibility to St.George, its Representatives or any other person for any false, inaccurate or misleading Westpac Due Diligence Information or for any opinion formed or conclusion drawn by St.George or its Representatives as a result of examining the Westpac Due Diligence Information;

(iii) accepts no responsibility to inform St.George of any matter arising or coming to the notice of St.George which may affect or qualify any Westpac Due Diligence Information; and

(iv) is not liable for any loss of any kind (including, without limitation, any consequential or economic loss) arising from any inaccuracy, incompleteness or similar defect in the Westpac Due Diligence Information or any default, negligence or lack of care in relation to the preparation or provision of the Westpac Due Diligence Information.

14.3 Own enquiries

(a) Without limiting clauses 14.1(a) and 14.2(a), Westpac hereby acknowledges and agrees that it has:

(i) made its own independent assessment of all St.George Due Diligence Information;

(ii) carried out, and relied solely on, its own investigation and analysis of the St.George Due Diligence Information and the Transaction; and

(iii) entered into this Agreement utilising the St.George Due Diligence Information solely at its own risk.

(b) Without limiting clauses 14.1(b) and 14.2(b), St.George hereby acknowledges and agrees that it has:

(i) made its own independent assessment of all Westpac Due Diligence Information;

(ii) carried out, and relied solely on, its own investigation and analysis of the Westpac Due Diligence Information and the Transaction; and

(iii) entered into this Agreement utilising the Westpac Due Diligence Information solely at its own risk.

14.4 Benefit

(a) The acknowledgements, confirmations and agreements given and made by Westpac in this clause 14 are given to St.George on its own behalf and separately as trustee for each of the St.George Indemnified Parties.

(b) The acknowledgements, confirmations and agreements given and made by St.George in this clause 14 are given to Westpac on its own behalf and separately as trustee for each of the Westpac Indemnified Parties.

15. Releases

15.1 Westpac directors and officers

(a) St.George releases its rights against, and agrees with Westpac that it will not make a Claim against, any Westpac Indemnified Party in connection with:

(i) any breach of any representations, covenants and warranties of Westpac or any entity within the Westpac Group in this Agreement; or

(ii) any disclosures containing any statement which is false or misleading whether in content or by omission,

to the extent that the Westpac Indemnified Party has acted in good faith and has not engaged in wilful misconduct.

(b) This clause 15.1 is subject to any Corporations Act restriction and will be read down accordingly. Westpac receives and holds the benefit of this clause to the extent it relates to each Westpac Indemnified Party as trustee for them.

15.2 St.George directors and officers

(a) Westpac releases its rights against, and agrees with St.George that it will not make a Claim against, any St.George indemnified Party in connection with:

(i) any breach of any representations, covenants and warranties of St.George or any entity within the St.George Group in this Agreement; or

(ii) any disclosures containing any statement which is false or misleading whether in content or by omission,

to the extent that the St.George Indemnified Party has acted in good faith and has not engaged in wilful misconduct.

(b) Subject to the Scheme becoming Effective, Westpac undertakes that it will:

(i) for a period of 7 years from the Implementation Date, ensure that:

(A) the constitution of each St.George Group entity which is in existence as at the Implementation Date continues, for so long as the entity continues to exist, to contain such rules as at the date of this Agreement which provide for each of them to indemnify each of their officers against any liability incurred by that officer in his or her capacity and to any person other than St.George or a Related Body Corporate of St.George; or

(B) to the extent that any St.George Group entity ceases to exist after the Implementation Date, the officers of that St.George Group entity have the benefit of an indemnity on terms no less favourable than those contained in the constitution of the St.George Group entity as at the Implementation Date; and

(ii) in respect of the deeds of indemnity, access and insurance made by St.George and each entity within the St.George Group in favour of their respective directors and officers from time to time:

(A) procure that St.George and each entity within the St.George Group, for so long as the entity continues to exist, complies with the relevant deed(s); and

(B) to the extent that any St.George Group entity ceases to exist after the Implementation Date, the officers of that St.George Group entity have the benefit of an indemnity on terms no less favourable than those contained in the relevant deed(s) as at the Implementation Date.

(c) This clause 15.2 is subject to any Corporations Act restriction and will be read down accordingly, St. George receives and holds the benefit of this clause 15.2 to the extent it relates to each St.George Indemnified Party as trustee for them.

(d) Subject to the Scheme becoming Effective, St.George undertakes that it will in respect of all directors and officers of St.George and each entity within the St.George Group immediately prior to the Scheme becoming Effective (the ***Retired Directors***), prepay directors and officers insurance for a period of 7 years from the retirement date of each Retired Director and for the benefit of each Retired Director, provided it is on commercially reasonably terms with a reputable insurer at current coverage levels as disclosed to Westpac prior to entry into this Agreement. Such policy shall include a term that the policy cannot be cancelled unless the insured consents to the cancellation.

16. Termination

16.1 Termination for material breach

A party (the ***Terminating Party***) may terminate this Agreement at any time prior to the commencement of the Court hearing on the Court Approval Date if:

(a) the other party is in breach of a material term of this Agreement (including without limitation clauses 11 and 13 of this Agreement) other than as a result of a breach by the Terminating Party;

(b) the Terminating Party has given notice to the other party setting out the material breach and stating an intention to terminate this Agreement; and

(c) the material breach has continued to exist for five Business Days (or any shorter period ending immediately prior to the commencement of the Court hearing on the Court Approval Date) from the time such notice is given.

16.2 Termination due to change or withdrawal of St.George Board recommendation

(a) Westpac may terminate this Agreement at any time prior to the commencement of the Court hearing on the Court Approval Date if the St.George Board (or a majority of the St.George Directors):

(i) withdraw their recommendation that St.George Shareholders vote in favour of the Scheme; or

(ii) make a public statement indicating that they no longer support the Scheme or that they support a Competing Transaction.

(b) St.George may terminate this Agreement at any time prior to the commencement of the Court hearing on the Court Approval Date if, in accordance with clause 9.2, the St.George Board (or a majority of the St.George Directors) withdraw or change their recommendation described in clause 9.1.

16.3 Other termination events

A party may terminate this agreement at any time prior to the commencement of the Court hearing on the Court Approval Date:

(a) if the Court fails to make orders in accordance with section 411(1) of the Corporations Act to convene the Scheme Meeting and either all appeals from such failure are unsuccessful or the parties, in accordance with clause 8.1, determine not to initiate an appeal;

(b) if a Court or other Government Agency has issued an order, decree or ruling or taken other action that permanently restrains or prohibits the Scheme, or has refused to do any thing necessary to permit the Transaction, and such order, decree, ruling or other action has become final and cannot be appealed;

(c) in accordance with clause 3.6; or

(d) if the Scheme has not become Effective on or before the Sunset Date.

16.4 Method of termination

Where a party has the right to terminate this Agreement under this clause 16, that right for all purposes will be validly exercised if that party gives a notice in writing to the other party stating to the other party that it terminates this Agreement.

16.5 Effect of termination

In the event of termination of this Agreement by either party pursuant to clauses 16.1, 16.2 or 16.3, this Agreement will have no further force or effect and the parties will have no further obligations under this Agreement, other than in respect of any accrued rights or remedies including in respect of any liability for an antecedent breach of this Agreement and provided that this clause 16 and clauses 13, 14, 15, 17, 20 and clauses 22.4 to 22.12 survive termination.

17. Indemnities

17.1 Indemnity by St.George

Subject to clause 15.2, St.George agrees with Westpac (on Westpac's own behalf and separately as trustee or nominee for each of the other Westpac Indemnified Parties) to indemnify and keep indemnified the Westpac Indemnified Parties from and against all claims, actions, proceedings, liabilities, obligations, damages, loss, harm, charges, costs, expenses, duties and other outgoings of whatever nature and however arising which any of the Westpac Indemnified Parties may suffer or incur by reason of any breach of any of the St.George Warranties.

17.2 Indemnity by Westpac

Subject to clause 15.1, Westpac agrees with St.George (on St.George's own behalf and separately as trustee or nominee for each of the other St.George Indemnified Parties) to indemnify and keep indemnified the St.George Indemnified Parties from and against all claims, actions, proceedings, liabilities, obligations, damages, loss, harm, charges, costs, expenses, duties and other outgoings of whatever nature and however arising which any of the St.George Indemnified Parties may suffer or incur by reason of any breach of any of the Westpac Warranties.

17.3 Survival of indemnities

Each indemnity in clauses 17.1 and 17.2:

(a) is severable;

(b) is a continuing obligation;

(c) constitutes a separate and independent obligation of the party giving the indemnity from any other obligations of that party under this Agreement; and

(d) survives the termination of this Agreement.

18. Public Announcements and Communications

18.1 Public announcements

(a) As soon as reasonably practicable after the execution of this Agreement, each party must release to the ASX the form of announcement regarding this Agreement which has been agreed and initialled by the parties prior to entering into this Agreement.

(b) Subject to paragraph (c), each party must use its best endeavours to consult with the other prior to making any other public announcements in connection with the Transaction.

(c) Where a party is required by applicable law, the ASX Listing Rules or any other applicable stock exchange regulation to make any announcement or make any disclosure relating to matters the subject of the Transaction, it may do so only after it has given the other party as much notice as is reasonably practicable in the context of any deadlines imposed by law or a Government Agency and has consulted with the other party as to the content of that announcement of disclosure.

18.2 Agreement on Communications

Except in relation to Communications regulated by clause 18.1 and to the extent permitted by applicable law:

(a) the parties must use all reasonable endeavours to consult in good faith with each other on all aspects (including the timing, form, content and manner) of any Communications with:

(i) any Government Agency, including the ACCC, ASIC, ASX, Australian Taxation Office, APRA, the Commonwealth Treasurer and any Commonwealth, State or Territory government department or member of parliament;

(ii) any rating agency or any other third party (other than tis Representatives) including the media; or

(iii) the respective employees of the Westpac Group and St.George Group,

in relation to the implementation of the Transaction, whether or not such Communications are for the purposes of satisfying a Condition;

(b) each party must provide copies to the other party of any written Communications sent to or received from a person referred to in sub-paragraphs (i), (ii) or (iii) of paragraph (a) promptly upon despatch or receipt (as the case may be); and

(c) each party shall have the right to be present and make submissions at or in relation to any proposed meeting with any Government Agency in relation to the Transaction.

19. Exclusivity

19.1 No-shop restriction

(a) During the Exclusivity Period, St.George must ensure that neither it nor any of its Representatives directly or indirectly solicits, invites, facilitates, encourages or initiates any enquiries, negotiations or discussions, or communicates any intention to do any of these

things, with a view to obtaining any expression of interest, offer or proposal from any person in relation to a Competing Transaction.

(b) Nothing in paragraph (a) prevents St.George from continuing to make normal presentations to, and to respond to, enquiries from, brokers, portfolio investors and analysts in the ordinary course in relation to the Scheme or its business generally.

19.2 No-talk restriction

Subject always to clause 19.5, during the Exclusivity Period, St.George must ensure that neither it nor any of its Representatives negotiates or enters into, continues or participates in negotiations or discussions with any other person regarding a Competing Transaction, even if:

(a) that person's Competing Transaction was not directly or indirectly solicited, initiated, or encouraged by St.George or any of its Representatives; or

(b) that person has publicly announced their Competing Transaction.

19.3 No due diligence

Without limiting the general nature of clause 19.2 but subject always to clause 19.5, during the Exclusivity Period, St.George must not:

(a) solicit, invite, facilitate or encourage any party (other than Westpac or its Representatives) to undertake a due diligence investigation on St.George or any of its Related Bodies Corporate; or

(b) make available to any person (other than Westpac or its Representatives) or permit any such person to receive any non-public information relating to St.George or any of its Related Bodies Corporate.

This clause 19.3 does not prevent St.George providing information to the ASX or St.George's auditors and advisers acting in that capacity in the ordinary course of business or to otherwise effect the Transaction.

19.4 Notification

Subject always to clause 19.5, during the Exclusivity Period, St.George must immediately inform Westpac if St.George is approached by any person to engage in any activity that would breach its obligations in clauses 19.1, 19.2 or 19.3 (or would breach its obligations in clauses 19.1, 19.2 or 19.3 if it were not for clause 19.5) and as soon as reasonably practicable provide in writing to Westpac:

(a) the identity of that person; and

(b) details of the expression of interest and/or proposal or proposed Competing Transaction made by the person making the approach.

19.5 Exceptions

The restrictions in clauses 19.2 and 19.3 and the notification obligations in clause 19.4 do not apply to the extent that they restrict St.George or the St.George Board from taking or refusing to take any action with respect to a bona fide Competing Transaction (which was not encouraged, solicited, invited, facilitated or initiated by St.George or the St.George Board in contravention of clause 19.1),

or to the extent that they require St.George to provide the notification referred to in clause 19.4, provided that the St.George Board has determined, in good faith and acting reasonably, after having obtained written advice from its legal and, if appropriate, its financial advisers, that:

(a) the Competing Transaction is a superior proposal to the Scheme, or would be a superior proposal to the Scheme if it is proposed; and

(b) failing to respond to such bona fide Competing Transaction or providing the notification referred to in clause 19.4 (as applicable) would be likely to constitute a breach of the St.George Directors' fiduciary or statutory obligations.

20. Confidentiality Deed

Subject to clause 21, each party acknowledges and agrees that it remains bound by the Confidentiality Deed dated 13 May 2008 and accepts that, for so long as this Agreement remains on foot, the terms of this Agreement will prevail over the Confidentiality Deed to the extent of any inconsistency.

21. Co-operation

21.1 St.George consent and assistance

(a) Notwithstanding any provision of the Confidentiality Deed, St.George authorises and consents to the inclusion of the information described in clause 21.1(b) below in any:

(i) disclosure document or securities or product offering document prepared by the Westpac Group, whether issued in this jurisdiction or otherwise; and

(ii) lodgement or filing that an entity in the Westpac Group makes with a Government Agency, to the extent such disclosure is required by law or the rules of any securities exchange or is requested by any dealer, adviser or underwriter in relation to a proposed offering of Westpac securities or a Westpac funding program.

(b) Clause 21.1(a) applies to the following information:

(i) the information in relation to the Merged Entity prepared by Westpac (including without limitation any Merged Entity financial information) in the form such information is included in the Scheme Booklet or such other form agreed by the parties;

(ii) St.George's audited accounts and the Independent Auditor's Report for the financial years ended 30 September 2005, 30 September 2006, 30 September 2007 and 30 September 2008 (as disclosed in St.George's Annual Report for each of those financial years);

(iii) St.George's accounts for the half year ended 31 March 2008 (as disclosed in St.George's Appendix 4D released to ASX on 6 May 2008 or St.George's Consolidated Interim Financial Report for the half year ended 31 March 2008) and the review undertaken by St.George's auditors in respect of those accounts; and

(iv) any other standalone financial information or other information in relation to St.George in the form such information is included in the Scheme Booklet or such other form agreed by the parties.

(c) St.George must use commercially reasonable efforts to procure that its accounting advisers and auditors provide, at Westpac's expense, Westpac with all assistance and information reasonably required by Westpac for the purpose of verifying any information which is disclosed in accordance with clause 21.1(a). Further, St. George must itself provide, and must procure that its other Representatives also provide, Westpac with all assistance and information reasonably required by Westpac for the purpose of verifying any information which is disclosed in accordance with clause 21.1(a).

(d) Without limiting clause 21.1(c), St. George must do everything reasonably required to procure that:

(i) St.George's auditors consent to the disclosure of any of the information disclosed in accordance with clause 21.1(a); and

(ii) St.George's auditors issue any comfort letters requested by Westpac in relation to St.George's accounts, including without limitation procuring the issue of any management representation letters which may be required by St.George's auditors in connection with such letters of comfort.

21.2 Westpac consent and assistance

(a) Notwithstanding any provision of the Confidentiality Agreement, Westpac authorises and consents to the inclusion of the information described in clause 21.2(b) below in any:

(i) disclosure document or securities or product offering document prepared by the St.George Group, whether issued in this jurisdiction or otherwise; and

(ii) lodgement or filing that an entity in the St.George Group makes with a Government Agency, to the extent such disclosure is required by law or the rules of any securities exchange or is requested by any dealer, adviser or underwriter in relation to a proposed offering of St.George securities or a St.George funding program.

(b) Clause 21.2(a) applies to the following information:

(i) the information in relation to the Merged Entity prepared by Westpac (including without limitation any Merged Entity financial information) in the form such information is included in the Scheme Booklet or such other form as agreed by the parties;

(ii) Westpac's audited accounts and Independent Auditor's Report for the financial years ended 30 September 2005, 30 September 2006, 30 September 2007 and 30 September 2008 (as disclosed in Westpac's Annual Report for each of those financial years);

(iii) Westpac's accounts for the half year ended 31 March 2008 (as disclosed in Westpac's interim results for the 6 months ended 31 march 2008 released to ASX on 1 May 2008 or Westpac's Consolidated Interim Financial Report for the half

year ended 31 March 2008) and the review undertaken by Westpac's auditors in respect of those accounts; and

(iv) any other standalone financial information or other information in relation to Westpac in the form such information is included in the Scheme Booklet or such other form as agreed by the parties.

(c) Westpac must use commercially reasonable efforts to procure that its accounting advisers and auditors provide, at St.George's expense, St.George with all assistance and information reasonably required by St.George for the purpose of verifying any information which is disclosed in accordance with clause 21.2(a). Further, Westpac must itself provide, and must procure that its other Representatives also provide, St.George with all assistance and information reasonably required by St.George for the purpose of verifying any information which is disclosed in accordance with clause 21.2(a).

(d) Without limiting clause 21.2(c), Westpac must do everything reasonably required to procure that:

(i) Westpac's auditors consent to the disclosure of any of the information disclosed in accordance with clause 21.2(a); and

(ii) Westpac's auditors issue any comfort letters requested by St. George in relation to Westpac's accounts, including without limitation procuring the issue of any management representation letters which may be required by Westpac's auditors in connection with such letters of comfort.

21.3 Indemnities

(a) Subject to clause 15.2, Westpac agrees with St.George (on St.George's own behalf and separately as trustee or nominee for each of the other St.George Indemnified Parties) to indemnify and keep indemnified the St.George Indemnified Parties from and against all claims, actions, preceding, liabilities, obligations, damages, loss, harm, charges, costs, expenses, duties and other outgoings of whatever nature and however arising which any of the St.George Indemnified Parties may suffer or incur by reason of:

(i) the inclusion or disclosure of any information referred to in clause 21.1(b) in accordance with clause 21.1(a); or

(ii) the performance of any obligation, the provision of any assistance or information or the undertaking of any obligation or act required or undertaken pursuant to clause 21.1.

(b) Subject to clause 15.1, St.George agrees with Westpac (on Westpac's own behalf and separately as trustee or nominee for each of the other Westpac Indemnified Parties) to indemnify and keep indemnified the Westpac Indemnified Parties from and against all claims, actions, preceding, liabilities, obligations, damages, loss, harm, charges, costs, expenses, duties and other outgoings of whatever nature and however arising which any of the Westpac Indemnified Parties may suffer or incur by reason of:

(i) the inclusion or disclosure of any information referred to in clause 21.2(b) in accordance with clause 21.2(a); or

(ii) the perf ormance of any obligation, the provision of any assistance or information or the undertaking of any obligation or act required or undertaken pursuant to clause 21.2.

22. General

22.1 Entire agreement

In relation to the subject matter of this Agreement, this Agreement:

(a) embodies the entire understanding of the parties and constitutes the entire terms agreed upon between the parties; and

(b) supersedes any prior agreement (whether or not in writing) between the parties,

except as otherwise provided in clause 20 or as otherwise agreed by the parties.

22.2 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other party to give effect to this Agreement.

22.3 Severability

A term or part of a term of this Agreement that is illegal or unenforceable may be severed from this Agreement and the remaining terms or parts of the term of this Agreement continue in force.

22.4 Notices

Any communication under or in connection with this Agreement:

(a) must be in writing;

(b) must be addressed as shown below:

Westpac

Address:	Level 20, 275 Kent Street, Sydney NSW 2000
Attention:	Richard Willcock, Group Secretary and General Counsel
Fax:	+61 2 8253 3550

St.George

Address:	182 George Street, Sydney NSW 2000
Attention:	Michael Bowan, General Counsel & Secretary
Fax:	+61 2 9236 1126

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or by a person duly authorised by that party;

(d) must be delivered or sent by fax to the number, of the addressee, in accordance with clause 22.4(b); and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third Business Day after the date of posting to an address within Australia, and on the fifth Business Day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in clause 22.4(b) unless that delivery is not made on a Business Day, or after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day.

22.5 Expenses and stamp duties

(a) Except as otherwise provided in this Agreement, each party will pay its own costs and expenses in connection with the negotiation, preparation, execution, and performance of this Agreement and the proposed, attempted or actual implementation of this Agreement and the Scheme.

(b) Westpac must pay all stamp duties (if any) and any fines and penalties with respect to stamp duty in respect of this Agreement and the Scheme, and in respect of any agreement or document contemplated by this Agreement.

22.6 Amendments

This Agreement may only be varied by a document signed by or on behalf of each of the parties.

22.7 Assignment

A party cannot assign, novate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party.

22.8 Governing law

(a) This Agreement is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales and of the courts competent to determine appeals from those courts.

22.9 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this Agreement by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this Agreement.

(b) Any waiver or consent given by any party under this Agreement will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this Agreement will operate as a waiver of another breach of that term or of a breach of any other term of this Agreement.

22.10 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this Agreement, except for representations or inducements expressly set out in this Agreement.

(b) Each party acknowledges and confirms that it does not enter into this Agreement in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this Agreement.

22.11 No merger

The rights and obligations of the parties will not merge on completion of any transaction under this Agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any transaction.

22.12 GST

(a) Unless otherwise expressly stated, all amounts payable under this Agreement are expressed to be exclusive of GST. If GST is payable on a Taxable Supply made under or in connection with this Agreement, the recipient of the supply must pay the supplier an additional amount equal to the GST payable on that supply provided that the supplier first issues a tax invoice for that supply.

(b) Without limiting clause 22.12(a), if an amount payable under this Agreement is calculated by reference to a liability incurred by a party, then the amount of the liability must be reduced by the amount of any Input Tax Credit to which that party is entitled in respect of the acquisition of the supply to which that liability relates. A party will be assumed to be entitled to a full Input Tax Credit unless it demonstrates that its entitlement is otherwise prior to the date on which payment must be made.

(c) Words and expressions used in this clause 22.12 have the same meaning as in *A New Tax System (Goods and Services) Tax Act 1999 (Cth).*

22.13 Counterparts

This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one agreement.

Annexure 1 – Timetable

Date	Event
Fri 29 Aug 2008	Regulatory approvals obtained
Mon 1 Sep 2008	Westpac signs Deed Poll
Mon 1 Sep 2008	Lodge ASIC Review Draft (of Scheme Booklet) with ASIC
Fri 19 Sep 2008	First Court hearing to obtain orders to convene the Scheme Meeting
Fri 19 Sep 2008	Scheme Booklet registered by ASIC and lodged with ASX
By Mon 29 Sep 2008	Printing and mailing of Scheme Booklet and accompanying forms to St.George Shareholders
Wed 29 Oct 2008	St.George announces results for 2008 Financial Year and St.George 2008 Final Dividend
Thu 30 Oct 2008	Westpac announces results for 2008 Financial Year and Westpac 2008 Final Dividend
Tue 4 Nov 2008	Last date for lodgement of proxy forms
Thu 6 Nov 2008	St.George EGM and Scheme Meeting
Thu 6 Nov 2008	New Westpac Shares approved for trading on the ASX
Fri 7 Nov 2008	**Court Approval Date**: Court approves Scheme **Effective Date**: lodge with ASIC copies of Court orders approving the Scheme Final day of ASX trading in St.George Shares St.George serves Exchange Notice in respect of all SPS, CPS and CPS II
Mon 10 Nov 2008	New Westpac Shares commence trading on ASX on a deferred settlement basis
Tue 11 Nov 2008	**Westpac 2008 Final Dividend record date**
Fri 14 Nov 2008	**Scheme Record Date**: determine Scheme Consideration entitlements by reference to the Register **St.George 2008 Final Dividend record date**: determine entitlements to St.George 2008 Final Dividend by reference to the Register
Fri 21 Nov 2008	**Implementation Date**: issue of New Westpac Shares to Scheme Participants **Exchange Date**: Redemption of SPS, CPS and CPS II.

Date	Event
Mon 24 Nov 2008	New Westpac Shares commence trading on ASX on a normal settlement basis

The parties acknowledge that the above timetable has been prepared on the basis of the parties' best estimate of the timing of key events for the Scheme, and that certain events may be delayed for reasons outside of the control of the parties, such as:

- the period of consideration by ASIC of the draft Scheme Booklet;
- the Court hearing to obtain orders to convene the Scheme Meeting may occur after the time specified in the above timetable; and
- the Court hearing to obtain orders approving the Scheme may occur after the time specified in the above timetable.

In the case of any delay, the parties will endeavour in good faith to agree to a substitute timetable (to the extent possible, with the same relative timing between events), while having regard to (amongst other things) the desire of each party to complete the Transaction as soon as is practicable.

Annexure 2 – Scheme

Scheme of Arrangement

Pursuant to section 411 of the Corporations Act 2001 (Cth)

Parties

Between:	**St.George Bank Limited** (ACN 055 513 070) of Level 15, 182 George Street, Sydney, NSW 2000 (***St.George***)
And:	**The holders of fully paid ordinary shares in the capital of St.George (other than Excluded Shareholders) as at the Scheme Record Date**

1. Definitions and Interpretation

1.1 Definitions

The following definitions apply unless the context requires otherwise.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ACN 008 624 691) or, as the context requires, the financial market operated by it.

ASX Listing Rules means the official listing rules of ASX.

Business Day means a week day on which trading banks are open for business in Sydney, Australia.

CHESS means the clearing house electronic sub-register system operated by ASX Settlement and Transfer Corporation Pty Limited (ACN 008 504 532).

Corporations Act means the *Corporations Act 2001* (Cth).

Court means the Federal Court of Australia or the Supreme Court of New South Wales, to be agreed by Westpac and St.George.

Court Approval Date means the first day on which an application made to the Court for an order approving this Scheme pursuant to section 411(4)(b) of the Corporations Act is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

Deed Poll means the deed poll dated [*] 2008 executed by Westpac in favour of Scheme Participants.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to this Scheme.

Effective Date means the date on which this Scheme becomes Effective.

Excluded Shareholder means any St.George Shareholder who is Westpac or a Related Body Corporate of Westpac. However, such a St.George Shareholder will not be an Excluded Shareholder if that St.George Shareholder has no beneficial interest in any St.George Shares held. Where such a St.George Shareholder has a beneficial interest in some, but not all, of the St.George Shares held, that person will be an Excluded Shareholder, but only in respect of those St.George Shares in which a beneficial interest is held.

Implementation Date means the fifth Business Day after the Scheme Record Date, or such other date as the parties may agree.

Ineligible Foreign Shareholder means a Scheme Participant whose address shown in the St,George Share Register as at the Scheme Record Date is a place outside Australia and its external territories or New Zealand unless Westpac and St.George agree in writing that it is lawful and not unduly onerous or impracticable to issue that Scheme Participant with New Westpac Shares when the Scheme becomes Effective.

Merger Implementation Agreement means the Merger Implementation Agreement between Westpac and St.George dated [*] 2008 under which each party undertakes specific obligations to give effect to this Scheme.

New Westpac Shares means Westpac Shares to be issued pursuant to the Scheme as Scheme Consideration.

Related Body Corporate has the meaning given in the Corporations Act.

Scheme means this scheme of arrangement under Part 5.1 of the Corporations Act, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act.

Scheme Consideration means 1.31 New Westpac Shares for each St.George Share held by a Scheme Participant as at the Scheme Record Date.

Scheme Participant means a person who is a St.George Shareholder (other than an Excluded Shareholder) as at the Scheme Record Date.

Scheme Record Date means, in relation to the Scheme, 7.00pm (Sydney time) on the fifth Business Day after the Effective Date or such earlier date (after the Effective Date) as Westpac and St.George may agree in writing.

Scheme Share means a St.George Share held by a Scheme Participant as at the Scheme Record Date.

St.George Group means St.George and its Related Bodies Corporate.

St.George Share means a fully paid ordinary share issued in the capital of St.George.

St.George Share Register means the register of members of St.George maintained in accordance with the Corporations Act.

St.George Share Registry means Computershare Investor Services Pty Limited, or such other person that provides share registry services to St.George from time to time.

St.George Shareholder means a person who is registered in the register of members of St.George as the holder of one or more St.George Shares from time to time.

Westpac means Westpac Banking Corporation (ACN 007 457 141).

Westpac Constitution means the constitution of Westpac as amended from time to time.

Westpac Share means a fully paid ordinary share issued in the capital of Westpac.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

(a) The singular includes the plural and conversely.

(b) A gender includes all genders.

(c) If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(e) A reference to a clause, schedule or annexure is a reference to a clause of, or schedule or annexure to, this Scheme.

(f) A reference to an agreement or document (including a reference to this Scheme) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this Scheme or that other agreement or document.

(g) A reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

(h) A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(i) A reference to ***$*** is to the lawful currency of Australia.

(j) Words and phrases not specifically defined in this Agreement have the same meanings (if any) given to them in the Corporations Act.

(k) A reference to time is a reference to time in Sydney, Australia.

(l) If the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing must be done on the immediately succeeding Business Day.

(m) The meaning of general words is not limited by specific examples introduced by ***including***, or ***for example***, or similar expressions.

2. Preliminary

2.1 St.George

(a) St.George is a public company incorporated in Australia and registered in New South Wales and a company limited by shares.

(b) St.George is admitted to the official list of ASX.

(c) As at [insert date of Scheme Booklet], St.George had on issue:

(i) [*] St.George Shares which are officially quoted on the ASX;

(ii) [*] rights to acquire St.George Shares, and such rights are not quoted on any stock exchange;

(iii) 3,500,000 subordinated adjustable income non-refundable Tier 1 securities (known as "SAINTS") which are officially quoted on the ASX;

(iv) 1,500,000 non-cumulative unsecured preference shares (known as "SPS") which are officially quoted on the ASX;

(v) 3,250,000 non-cumulative, unsecured, converting preference shares (known as "CPS") which are officially quoted on the ASX;

(vi) 4,000,000 non-cumulative, unsecured converting preference shares (known as "CPS II") which are officially quoted on the ASX;

(vii) 191,025 redeemable preference depositor shares which are not quoted on any stock exchange; and

(viii) 2,626 redeemable preference borrower shares which are not quoted on any stock exchange.

2.2 Westpac

(a) Westpac is a public company incorporated in Australia and registered in Victoria and a company limited by shares.

(b) Westpac is admitted to the official list of ASX and Westpac Shares are officially quoted on the ASX.

2.3 Consequence of Scheme becoming Effective

(a) To facilitate this Scheme, St.George and Westpac have entered into the Merger Implementation Agreement. If this Scheme becomes Effective, then:

(i) all the Scheme Shares will be transferred to Westpac, and St.George will enter the name and address of Westpac in the St.George Share Register as the holder of the Scheme Shares;

(ii) each Scheme Participant will be entitled to receive the Scheme Consideration in respect of each of their Scheme Shares;

(iii) the Scheme Consideration will be provided to Scheme Participants in accordance with the provisions of this Scheme; and

(iv) it will bind St.George and all Scheme Participants, including those who do not attend the meeting of St.George Shareholders to vote on this Scheme, those who do not vote at that meeting and those who vote against this Scheme at that meeting.

(b) Westpac has executed the Deed Poll in favour of the Scheme Participants pursuant to which it has covenanted to provide to each Scheme Participant the Scheme Consideration to which such Scheme Participant is entitled under this Scheme and to carry out its other obligations under this Scheme.

2.4 End date

This Scheme will lapse and be of no further force or effect if:

(a) the Effective Date does not occur on or before 31 December 2008; or

(b) the Merger Implementation Agreement is terminated in accordance with its terms,

unless Westpac and St.George otherwise agree.

3. Conditions Precedent

3.1 Conditions precedent to Scheme

The Scheme is conditional upon, and will have no force or effect until, satisfaction of each of the following conditions:

(a) all of the conditions in clause 3.1 of the Merger Implementation Agreement being satisfied or waived in accordance with the terms of the Merger Implementation Agreement;

(b) the Merger Implementation Agreement not having been terminated as at 8.00am on the Court Approval Date;

(c) the Court approving this Scheme, with or without modification, pursuant to section 411(4)(b) of the Corporations Act;

(d) such other conditions imposed by the Court under section 411(6) of the Corporations Act as are acceptable to Westpac and St.George having been satisfied; and

(e) the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court made under section 411(4)(b) (and, if applicable, section 411(6)) of the Corporations Act in relation to this Scheme.

3.2 Satisfaction of conditions

The fulfilment of clause 3.1 is a condition precedent to the operation of the provisions of clauses 4.2, 4.3, 5.1, 5.2, 5.3 and 5.4 of this Scheme.

3.3 Certificates

At the hearing on the Court Approval Date, St.George and Westpac must each provide to the Court a certificate confirming (in respect of matters within their knowledge) whether or not all of the conditions precedent in clause 3.1 of the Merger Implementation Agreement (other than the condition relating to Court approval of this Scheme) have been satisfied or waived. The certificate constitutes conclusive evidence that such conditions precedent are satisfied, waived or taken to be waived.

4. Implementation of Scheme

4.1 Lodgement of Court order

As soon as practicable following approval of this Scheme by the Court in accordance with section 411(4)(b) of the Corporations Act, and in any event by no later than 10.00 am on the Business Day following the date of the Court approval, St.George will lodge with ASIC an office copy of the

Court order under section 411(10) of the Corporations Act approving this Scheme. This Scheme will come into effect on the Effective Date.

4.2 Transfer of Scheme Shares

On the Implementation Date, subject to the provision by Westpac of the Scheme Consideration in the manner contemplated by clause 5:

(a) all of the Scheme Shares (together with all rights and entitlements attaching to the Scheme Shares as at the Implementation Date) will be transferred to Westpac without the need for any further act by any Scheme Participant (other than acts performed by St.George or its directors or officers as attorney and agent for the Scheme Participants under clause 8.1) and the transfer will be deemed to be effective on the Implementation Date;

(b) St.George will deliver to Westpac duly completed and executed share transfer forms (or a master transfer form) executed by St.George on behalf of each Scheme Participant to transfer all of the Scheme Shares to Westpac; and

(c) subject to the execution of the share transfer forms (or master transfer form) by Westpac as transferee and delivery thereof to St.George, St.George will enter the name and address of Westpac in the St.George Share Register in respect of all the Scheme Shares transferred to Westpac in accordance with the terms of this Scheme.

4.3 Entitlement to Scheme Consideration

On the Implementation Date, in consideration for the transfer to Westpac of each Scheme Share, each Scheme Participant will be entitled to receive the Scheme Consideration in accordance with clause 5.

4.4 Agreement by Scheme Participants

(a) The Scheme Participants agree to the transfer of their Scheme Shares to Westpac in accordance with the terms of this Scheme.

(b) The Scheme Participants who receive New Westpac Shares as Scheme Consideration accept those New Westpac Shares and agree to:

(i) become a member of Westpac for the purposes of section 231 of the Corporations Act; and

(ii) be bound by the Westpac Constitution.

4.5 Warranties by Scheme Participants

The Scheme Participants are deemed to have warranted to St.George, in its own right and for the benefit of Westpac, that:

(a) all their St.George Shares (including any rights and entitlements attaching to those shares) which are transferred to Westpac under this Scheme will, at the date of the transfer of them to Westpac, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind; and

(b) they have full power and capacity to sell and to transfer their St.George Shares together with any rights attaching to such shares.

4.6 Beneficial entitlement by Westpac

Westpac shall be beneficially entitled to the Scheme Shares transferred to it under this Scheme pending registration by St.George of Westpac in the St.George Share Register as the holder of the Scheme Shares.

4.7 Appointment of Westpac as sole proxy

From the Effective Date until St.George registers Westpac as the holder of all St.George Shares in the St.George Share Register, each Scheme Participant:

(a) is deemed to have irrevocably appointed Westpac as attorney and agent (and directed Westpac in such capacity) to appoint an officer or agent nominated by Westpac as its sole proxy and, where applicable, corporate representative to attend shareholders' meetings, exercise the votes attaching to the Scheme Shares registered in their name and sign any shareholders' resolutions, whether in person, by proxy or by corporate representative;

(b) undertakes not to otherwise attend shareholders' meetings, exercise the votes attaching to the Scheme Shares registered in their name and sign any shareholders' resolutions, whether in person, by proxy or corporate representative;

(c) must take all other actions in the capacity of a registered holder of Scheme Shares as Westpac reasonably directs; and

(d) acknowledges and agrees that in exercising the powers referred to in clause 4.7(a), Westpac and any officer or agent nominated by Westpac under clause 4.7(a) may act in the best interests of Westpac as the intended registered holder of the Scheme Shares.

5. Scheme Consideration

5.1 Provision of Scheme Consideration

On the Implementation Date, Westpac will issue to each Scheme Participant 1.31 New Westpac Shares as Scheme Consideration for the transfer to Westpac of each Scheme Share.

5.2 Ineligible Foreign Shareholders

(a) The New Westpac Shares to which an Ineligible Foreign Shareholder would otherwise have become entitled (***Sale Shares***) will be issued to a nominee Agent appointed by Westpac with the prior approval of St.George, acting reasonably.

(b) Westpac must procure that on, or as soon as reasonably practicable and in any event not more than 20 Business Days after, the Implementation Date, the nominee:

(i) sells on the ASX all Sale Shares it holds; and

(ii) pays the net proceeds received after deducting any applicable brokerage, stamp duty and other taxes and charges to that Ineligible Foreign Shareholder.

(c) Ineligible Foreign Shareholders agree that the amount referred to in paragraph (b) may be paid by the nominee doing any of the following at the nominee's election:

(i) sending by pre-paid post (or pre-paid airmail if the address is outside Australia) the proceeds to the Ineligible Foreign Shareholder's address as shown in the St.George Share Register on the Scheme Record Date (the ***Registered Address***);

(ii) depositing or procuring the St.George Share Registry to deposit it into account with any Australian bank notified to St.George (or St.George's agent who manager the St.George Share Register) by an appropriate authority from the Ineligible Foreign Shareholder; or

(iii) in the event that an Ineligible Foreign Shareholder does not have a Registered Address or the nominee believes an Ineligible Foreign Shareholder is not known at its Registered Address, and no account has been notified in accordance with sub-paragraph (ii) or a deposit into such an account is rejected or refunded, the nominee may credit the amount payable to that Ineligible Foreign Shareholder to a separate bank account of St.George to be held until the Ineligible Foreign Shareholder claims the amount or the amount is dealt with in accordance with unclaimed money legislation. St.George must hold the amount on trust, but any benefit accruing from the amount will be to the benefit of St.George. An amount credited to the account is to be treated as having been paid to the Ineligible Foreign Shareholder. St.George must maintain records of the amounts paid, the people who are entitled to the amounts and any transfers of the amounts.

(d) Payment by the nominee to an Ineligible Foreign Shareholder in accordance with this clause 5.2 satisfies in full the Ineligible Foreign Shareholder's right to Scheme Consideration.

(e) Each Ineligible Foreign Shareholder appoints St.George as its agent to receive on its behalf any financial services guide or other notices which may be given by the nominee appointed by Westpac to that Ineligible Foreign Shareholder.

5.3 Fractional Entitlements

If the number of Scheme Shares held by a Scheme Participant is such that an entitlement of that Scheme Participant to New Westpac Shares is not a whole number then:

(a) any fractional entitlement to New Westpac Shares which is 0.5 or greater will be rounded up to the nearest whole number of New Westpac Shares; and

(b) any fractional entitlement to New Westpac Shares which is less than 0.5 will be rounded down to the nearest whole number of New Westpac Shares.

5.4 Provision of New Westpac Shares as Scheme Consideration

Subject to clause 5.2, the obligation of Westpac to provide New Westpac Shares pursuant to clause 5.1 will be satisfied by Westpac, on the Implementation Date:

(a) entering the name of each Scheme Participant in the Westpac share register in respect of the New Westpac Shares which that Scheme Participant is entitled to receive under this Scheme; and

(b) sending or procuring the despatch by pre-paid ordinary post (or, if the address of the Scheme Participant in the St.George Share Register is outside Australia, by pre-paid airmail

post) to each Scheme Participant to their address recorded in the St.George Share Register on the Scheme Record Date, a holding statement for the New Westpac Shares issued to that Scheme Participant in accordance with this Scheme. In the case of Scheme Shares held in joint names, holding statements for New Westpac Shares must be issued in the names of the joint holders and sent to the holder whose name appears first in the St.George Share Register on the Scheme Record Date.

5.5 Status of New Westpac Shares

Upon issue:

(a) the New Westpac Shares will rank equally with all existing Westpac Shares, other than with respect to Westpac's dividend for the financial year ending 30 September 2008 to which holders of New Westpac Shares will not be entitled; and

(b) each New Westpac Share will be fully paid and free from any mortgage, charge, lien, encumbrance or other security interest.

6. Dealings in St.George Shares

6.1 Dealings

For the purpose of establishing who are Scheme Participants, dealings in St.George Shares will only be recognised if:

(a) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the St.George Share Register as the holder of the relevant St.George Shares on or before the Scheme Record Date; and

(b) in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before the Scheme Record Date at the place where the St.George Share Register is kept.

6.2 St.George Share Register

(a) St.George must register registrable transmission applications or transfers of St.George Shares received in accordance with clause 6.1(b) by the Scheme Record Date.

(b) St.George will not accept for registration or recognise for any purpose any transmission application or transfer in respect of St.George Shares received after the Scheme Record Date, except a transfer to Westpac pursuant to this Scheme and any subsequent transfer by Westpac.

(c) For the purpose of determining entitlements to the Scheme Consideration, St.George will, until the Scheme Consideration has been provided, maintain the St.George Share Register in accordance with the provisions of this clause 6 and the St.George Share Register in this form will solely determine entitlements to the Scheme Consideration.

(d) St.George must procure that, on or before 9.00am on the Business Day following the Scheme Record Date, details of the names, registered addresses and holdings of St.George Shares of every Scheme Participant as shown in the St.George Share Register at the

Scheme Record Date are available to Westpac in such form as Westpac may reasonably require.

(e) As from the Scheme Record Date (and other than for Westpac, or its successors in title), all share certificates and holding statements for the St.George Shares will cease to have effect as documents of title, and each entry on the St.George Share Register at that date will cease to have any effect other than as evidence of entitlement to the Scheme Consideration.

7. Quotation of St.George Shares

On a date after the Implementation Date to be determined by Westpac, St.George will apply for termination of the official quotation on the ASX of St.George Shares and will apply to have itself removed from the official list of the ASX.

8. General

8.1 Appointment of attorney

Each Scheme Participant, without the need for any further act, irrevocably appoints St.George and all its directors and officers (jointly and severally) as its attorney and agent for the purposes of:

(a) executing any document or doing any other act necessary to give effect to this Scheme and the transactions contemplated by it including, without limitation, executing a proper instrument of transfer of its St.George Shares for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all the St.George Shares held by Scheme Participants; and

(b) enforcing the Deed Poll against Westpac (and St.George undertakes in favour of each Scheme Participant that it will enforce the Deed Poll against Westpac on behalf of and as attorney and agent for the Scheme Participants).

8.2 St.George and all Scheme Participants bound

This Scheme binds St.George and all St.George Shareholders from time to time (other than Excluded Shareholders) and, to the extent of any inconsistency and to the extent permitted by law, overrides the St.George Constitution.

8.3 Amendments to Scheme

If the Court proposes to approve this Scheme subject to any variations, alterations or conditions, St.George may by its counsel or solicitor consent on behalf of all persons concerned to those variations, alterations or conditions to which Westpac has consented.

8.4 Notices

Where a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to St.George, it shall not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at St.George's registered office or at the address of the St.George Share Registry.

8.5 Scheme Participants' consent

The Scheme Participants consent to St.George doing all things necessary, expedient or incidental to the implementation of this Scheme.

8.6 Costs and stamp duty

St.George will pay the costs of this Scheme, except that Westpac will pay all stamp duties (if any) and any related fines and penalties on the transfer by Scheme Participants of the Scheme Shares to Westpac.

8.7 Further acts

St.George will execute all documents and do all acts and things necessary for the implementation and performance of its obligations under this Scheme.

8.8 Governing law

The proper law of this Scheme is the law of the State of New South Wales. The parties submit to the non-exclusive jurisdiction of the courts exercising jurisdiction in New South Wales.

Annexure 3 – Deed Poll

Date	[*] 2008
Parties	
1.	**Westpac Banking Corporation** (ACN 007 457 141) of Level 20, 275 Kent Street, Sydney, NSW 2000 (***Westpac***) In favour of: Each holder of ordinary shares in St.George Bank Limited (ACN 055 513 070) (***St.George***) as at the Scheme Record Date other than Excluded Shareholders (***Scheme Participants***)
Recitals	
A	On [*] 2008, Westpac and St George entered into the Merger Implementation Agreement.
B	Westpac is entering into this Deed Poll to covenant in favour of Scheme Participants that it will observe and perform all obligations under the Scheme which are attributed to Westpac.

Operative provisions.

1. Definitions and Interpretation

1.1 Definitions

In this Deed Poll the following definitions apply unless the context otherwise requires:

(a) ***Government Agency*** means any government or representative of a government or any governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency, competition authority or entity in any part of the world;

(b) ***Merger Implementation Agreement*** means the Merger Implementation Agreement dated [*] 2008 between Westpac and St.George;

(c) ***Scheme*** means the scheme of arrangement under Part 5.1 of the Corporations Act between St.George and Scheme Participants, the form of which is attached as Annexure 2 to the Merger Implementation Agreement, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by St.George and Westpac; and

(d) other capitalised words and phrases have the same meaning as given to them in the Scheme.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

(a) The singular includes the plural and conversely.

(b) A gender includes all genders.

(c) If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(e) A reference to a clause, schedule or annexure is a reference to a clause of, or schedule or annexure to, this Deed Poll.

(f) A reference to an agreement or document (including a reference to this Deed Poll) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this Deed Poll or that other agreement or document.

(g) A reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

(h) A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(i) A reference to ***$*** is to the lawful currency of Australia.

(j) Words and phrases not specifically defined in this Deed Poll have the same meanings (if any) given to them in the Corporations Act.

(k) A reference to time is a reference to time in Sydney, Australia.

(l) If the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing must be done on the immediately succeeding Business Day.

(m) The meaning of general words is not limited by specific examples introduced by ***including***, or ***for example***, or similar expressions.

1.3 Nature of Deed Poll

Westpac acknowledges that:

(a) this Deed Poll may be relied on and enforced by any Scheme Participant in accordance with its terms, even though the Scheme Participants are not party to it; and

(b) under the Scheme, each Scheme Participant irrevocably appoints St.George and all of its directors, secretaries and officers (joint and severally) as its agent and attorney for the purposes of, among other things, enforcing this Deed Poll against Westpac.

2. Conditions and Termination

2.1 Conditions

The obligations of Westpac under clause 3 are subject to the Scheme becoming Effective.

2.2 Termination

The obligations of Westpac under this Deed Poll will automatically terminate, and the terms of this Deed Poll will be of no further force or effect, if:

(a) the Merger Implementation Agreement is terminated in accordance with its terms; or

(b) the Scheme is not Effective by the Sunset Date,

unless Westpac and St.George otherwise agree.

2.3 Consequences of termination

If this Deed Poll is terminated under clause 2.2, in addition and without prejudice to any other rights, powers or remedies available to them:

(a) Westpac is released from its obligation to further perform this Deed Poll except those obligations contained in clause 6; and

(b) Scheme Participants retain the rights they have against Westpac in respect of any breach of this Deed Poll which occurs before it is terminated.

3. Scheme Consideration

Subject to clause 2, in consideration for the transfer to Westpac of each St.George Share held by a Scheme Participant, Westpac will provide the Scheme Consideration to be provided to Scheme Participants in accordance with clause 5 of the Scheme.

4. Warranties

Westpac represents and warrants in favour of each Scheme Participant that:

(a) upon issue:

(i) the New Westpac Shares will rank equally in all respects with all existing Westpac Shares, other than with respect to the Westpac 2008 Final Dividend to which holders of New Westpac Shares will not be entitled; and

(ii) each New Westpac Share will be fully paid and free from any mortgage, charge, lien, encumbrance or other security interest;

(c) it will not make any election under any applicable tax legislation or rulings made by a Government Agency (including the Australian Tax Office) pursuant to such legislation to prevent a capital gains tax (***CGT***) scrip-for-scrip rollover from being available to Scheme Participants who exchange St.George Shares for New Westpac Shares under the Scheme;

(b) it is a body corporate duly incorporated under the laws of its jurisdiction of incorporation or formation;

(c) it has the corporate power to enter into and perform its obligations under this Deed Poll and to carry out the transactions contemplated by this Deed Poll;

(d) it has taken all necessary corporate action to authorise its entry into this Deed Poll and has taken or will take all necessary corporate action to authorise the performance of this Deed Poll and to carry out the transactions contemplated by this Deed Poll; and

(e) this Deed Poll is valid and binding on it.

5. Continuing Obligations

This Deed Poll is irrevocable and remains in full force and effect until:

(a) Westpac has fully performed its obligations under this Deed Poll; or

(b) this Deed Poll is terminated under clause 2.2,

whichever occurs first.

6. Stamp Duty

Westpac will:

(a) pay, or procure the payment of, all stamp duties and any related fines and penalties (if any) in respect of this Deed Poll, the performance of this Deed Poll and each transaction effected by or made under this Deed Poll; and

(b) indemnify each Scheme Participant against any liability arising from failure to comply with paragraph (a).

7. General

7.1 Notices

Any notice or other communication to Westpac in respect of this Deed Poll must be in legible writing and in English and:

(a) must be addressed as shown below:

Attention: Richard Willcock

Westpac banking Corporation

Level 20, 275 Kent Street

Sydney, NSW 2000

Fax: +61 2 8253 3550

(b) must be signed by the person making the communication or by a person duly authorised by that person;

(c) must be delivered or posted by prepaid post to the address of Westpac in accordance with clause 7.1(a) or sent by facsimile to the facsimile number of Westpac specified above;

(d) will be regarded as received by the addressee:

(i) if by delivery, on delivery at the address of Westpac as provided in clause 7.1(a), unless that delivery is not made on a Business Day or after 5.00pm on a Business Day, when that communication will be regarded as received at 9.00am on the next Business Day;

(ii) if sent by prepaid post, three Business Days after posting (or seven Business Days), if posted to or from a place outside Australia; and

(iii) if a facsimile, at the time of which that fax is sent or shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day or is after 5.00pm on a business Day when that communication will be regarded as received at 9.00am on the next Business Day.

7.2 Governing law and jurisdiction

This Deed Poll is governed by the laws of New South Wales. Westpac irrevocably submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in New South Wales.

7.3 No waiver

No failure to exercise, nor any delay in exercising any right, power or remedy by Westpac or a Scheme Participant operates as a waiver. A single or partial exercise of any right, power or remedy does not preclude any other or further exercise of that or any other right, power or remedy. A waiver is not valid or binding on the person granting that waiver unless made in writing.

7.4 Variation

A provision of this Deed Poll may not be varied unless the variation is agreed to in writing by St.George, in which event Westpac will enter into a further Deed Poll in favour of the Scheme Participants giving effect to the variation.

7.5 Cumulative rights

The rights, powers and remedies of Westpac and the Scheme Participants under this Deed Poll are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this Deed Poll.

7.6 Assignment

The rights and obligations of Westpac and each Scheme Participant under this Deed Poll are personal and must not be assigned, charged or otherwise dealt with at law or in equity.

7.7 Further action

Westpac will promptly do all things and execute and deliver all further documents required by law or reasonably requested by St.George, a Scheme Participant or any other person to give full force and effect to this Deed Poll.

Executed as a Deed Poll in Sydney, New South Wales.

Executed as a Deed Poll in accordance with section 127 of the *Corporations Act 2001* by **Westpac Banking Corporation**:

Director Signature	Director/Secretary Signature
Print Name	Print Name

Signing Page

Executed as an agreement.

Each attorney executing this Agreement states that he or she has no notice of revocation or suspension of his or her power of attorney.

Signed by **Westpac Banking Corporation**:

Director Signature	Director/Secretary Signature
Print Name	Print Name

Signed for **St.George Bank Limited** by its attorneys under power of attorney
dated
in the presence of:

Witness Signature	Attorney Signature
Print Name	Print Name
	Attorney Signature
	Print Name

Section

JUN 2 4 2008

Washington, DC
110

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**CPS - Declaration of Dividend**
Date Sent:	30 May 2008

St.George Bank advises that in accordance with the Terms of Issue of the Bank's CPS, the Bank has declared a quarterly dividend of $1.5668 per CPS to be paid on 20 August 2008 with a record date for determination of entitlements of 5 August 2008.

100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**SAINTS - Declaration of Dividend**
Date Sent:	30 May 2008

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SAINTS, the Bank has declared a quarterly dividend of $1.5932 per SAINTS to be paid 20 August 2008 with a record date for determination of entitlements of 5 August 2008.

100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**SPS - Declaration of Dividend**
Date Sent:	30 May 2008

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SPS, the Bank has declared a quarterly dividend of $1.5491 per SPS to be paid 20 August 2008 with a record date for determination of entitlements of 5 August 2008.

100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**CPS II - Declaration of Dividend**
Date Sent:	30 May 2008

St.George Bank advises that in accordance with the Terms of Issue of the Bank's CPS II, the Bank has declared a quarterly dividend of $1.6373 per CPS II to be paid 20 August 2008 with a record date for determination of entitlements of 5 August 2008.

100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	536
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 May 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
561,059,978	Ordinary Shares
3,500,000	SAINTS
1,500,000	SPS
3,250,000	CPS
4,000,000	CPS II
2,626	Redeemable Preference Borrower Shares
191,025	Redeemable Preference Depositor Shares
90,000	Floating Rate Transferable Deposits due 8 April 2011
40,000	Fixed Rate Transferable Deposits due 8 April 2011
45,000	Floating Rate Transferable Deposits due 28 November 2011
15,000	Fixed Rate Transferable Deposits due 28 November 2011
90,000	Floating Rate Transferable Deposits due August 2009
100,000	Floating Rate Transferable Deposits due March 2009

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those $^+$securities should not be granted $^+$quotation.
- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.
- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 2/6/08

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

Section

JUN 24 2008

Washington, DC
110

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	2
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Euro Note Programme Disclosure**
Date Sent:	4 June 2008

I attach for release to the market a copy of an announcement from Westpac Banking Corporation, which has been prepared in consultation with St George for the purpose of providing disclosure under St George's wholesale debt Euro Note Programme.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Westpac

Media Release

4 June 2008

Westpac details proposed treatment of St.George assets and liabilities

In response to a request from St.George Bank Limited (St.George), Westpac Banking Corporation ("Westpac") is providing more detail regarding how it expects St.George's assets and liabilities to be treated, if the proposed merger is implemented. St.George has requested the information for the purposes of disclosure under its wholesale debt Euro Note Programme.

This release has been prepared to assist the holders of St.George wholesale debt to understand how the assets supporting the obligations they hold would be treated following the proposed merger.

As disclosed to the Australian Stock Exchange on 26 May 2008, Westpac and St.George have agreed key commercial terms under which the recommended merger proposal will be put to a vote of St.George shareholders.

Under the proposed merger, St.George's operating model would be preserved. That is, the brands and distribution of St.George will be retained under a larger organisation.

Following the proposed merger, and the exchange of St.George shares for Westpac shares, St.George would become a wholly owned subsidiary of Westpac, with the St.George assets and liabilities remaining intact. Ultimately, Westpac intends to transfer all, or substantially all, of the assets and liabilities (including customer deposits and wholesale debt) of St.George to Westpac, subject to regulatory approvals and documentation.

The transfer of assets and liabilities is currently expected to take place, broadly, at one time, effectively preserving the St.George balance sheet until that transfer. In considering the transfer and its timing, Westpac will take a number of factors into account including regulatory approvals, stamp duty implications and the proposed operating model.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 8253 3510

Jane Counsel
Media Relations
Westpac Banking Corporation
Ph: 02 8253 3443

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,950
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 June 2008

	Number	+Class
8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	561,062,928	Ordinary Shares
	3,500,000	SAINTS
	1,500,000	SPS
	3,250,000	CPS
	4,000,000	CPS II
	2,626	Redeemable Preference Borrower Shares
	191,025	Redeemable Preference Depositor Shares
	90,000	Floating Rate Transferable Deposits due 8 April 2011
	40,000	Fixed Rate Transferable Deposits due 8 April 2011
	45,000	Floating Rate Transferable Deposits due 28 November 2011
	15,000	Fixed Rate Transferable Deposits due 28 November 2011
	90,000	Floating Rate Transferable Deposits due August 2009
	100,000	Floating Rate Transferable Deposits due March 2009

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?	
12 Is the issue renounceable or non-renounceable?	
13 Ratio in which the +securities will be offered	

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 6/6/08

Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

st.george

news

release

18 June 2008

St.George completes 100% of term funding requirements for 2008

St.George today announced that it has now completed 100% of its financial year 2008 term wholesale funding requirements. In addition, St.George has now already raised approximately $1 billion of its estimated $11-$12 billion term wholesale funding requirements for 2009.

St.George Chief Financial Officer, Michael Cameron said; "We are very pleased to have completed our term wholesale funding requirements for this financial year well ahead of time and have now made an early start on funding for 2009."

Overnight in London, St.George priced a new EUR 900 million ($1.48 billion) benchmark issue of Fixed Rate Notes with a term of 5 years. The Fixed Rate Notes will settle on 24 June 2008 and mature on 24 June 2013. JPMorgan and UBS Investment Bank acted as Joint Lead Managers and Bookrunners for the transaction.

The Fixed Rate Notes were priced to yield 6.518%, equivalent to 140 basis points over the five year Euro mid swap rate which compares favourably to recent comparable trades.

The issue met extensive demand from over 80 investors throughout Europe, particularly the UK and Germany. Managed Funds, Asset Managers and Central Banks dominated the order book.

St.George has 13% of its committed term funding maturing in the next six months. The weighted average maturity of its committed term funding is over 2 years.

St.George is rated A+ by Standard & Poor's (CreditWatch Positive), Aa2 by Moody's Investors Service (Under Review - Direction Uncertain) and A+ by Fitch Ratings (RatingWatch Positive).

Media contacts:
Jeremy Griffith Corporate Relations +61 (0) 2 9236 1328 or +61 (0) 411 259 432
Jeff Sheehan Capital Markets +61 (0)2 9320 5510 or 61(0) 412 251 194

JUN 2 4 2008

Washington, DC

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	876
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 June 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
561,063,804	Ordinary Shares
3,500,000	SAINTS
1,500,000	SPS
3,250,000	CPS
4,000,000	CPS II
2,626	Redeemable Preference Borrower Shares
191,025	Redeemable Preference Depositor Shares
90,000	Floating Rate Transferable Deposits due 8 April 2011
40,000	Fixed Rate Transferable Deposits due 8 April 2011
45,000	Floating Rate Transferable Deposits due 28 November 2011
15,000	Fixed Rate Transferable Deposits due 28 November 2011
90,000	Floating Rate Transferable Deposits due August 2009
100,000	Floating Rate Transferable Deposits due March 2009

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 18/6/08

Secretary

Print name: Michael Bowan

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END

+ See chapter 19 for defined terms.